

**2025** NOTICE OF ANNUAL MEETING OF
SHAREHOLDERS AND PROXY STATEMENT

MAY 14, 2025





**Harley-Davidson, Inc.**
3700 West Juneau Avenue
Milwaukee, Wisconsin 53208
877-HDSTOCK (437-8625) (toll-free)

April 3, 2025

Dear Shareholders,

On behalf of the Harley-Davidson Board of Directors and team, I would like to thank you for your continued support of Harley-Davidson and the Hardwire strategic plan.

In the fourth year of strategy, our performance was significantly impacted by continued cyclical headwinds for discretionary products. Additionally, high-interest rates made customers less confident and premium goods less affordable across several industries, including ours.

Even with the challenging environment, we continued to make progress in key elements of our strategic plan that we believe position the Company for future profitable growth. The launch of our new 2024 Street Glide® and Road Glide® Touring motorcycles contributed to nearly +5% growth in the U.S. Touring product segment, and drove Harley-Davidson's market share of this segment to almost 75%, an increase of 3.5 percentage points since 2023.

The launch of these Touring motorcycles was one of the primary product strategies within our Profit Focus pillar of The Hardwire. The decisions we have made as part of our Hardwire strategy allowed us to reestablish our profitability while giving us confidence we have the right product pipeline for years to come.

We believe the decisions we made and the bold actions we have taken, as part of our Hardwire strategy, are continuing to strengthen our foundation for the future. We will continue to explore opportunities for transformational change, and we are committed to achieving our Hardwire profit targets over time.

**Select highlights from The Hardwire strategic plan:**

### Profit Focus

We continued to emphasize our core products while investing in key product segments for the future. These actions are underpinned by our belief that focusing on our most profitable categories and geographies, emphasizing innovation, and evolving the customer experience with the dealership network will continue to yield benefits to the business and set up long-term value creation.

### Selective Expansion and Redefinition

Selective Expansion and Redefinition underpins our desire to win in attractive markets and motorcycle segments where we are focused on building our leadership. Along with investing in an entry level motorcycle offering in select markets, and the small Cruiser segment, we believe Adventure Touring has future growth potential for the Company.

### Growth Beyond Bikes

We are committed to creating products, services and experiences that inspire our customers to discover adventure and live the Harley-Davidson lifestyle. Leveraging the power of the Harley-Davidson brand, in 2024, we were proud to partner with Champion for the second time in the Company's history, and we will continue to look for brand collaborations that will connect with our customers and communities, while at the same time expanding our licensing opportunities globally.

**Integrated Customer Experience**

We continued our digital investments in 2024, with the intention of driving more traffic to our dealers. These efforts led to a 177% increase in the number of engagements with motorcycle pages for the model year 2025 launch. We invested in our experiences offering by strengthening our events across the globe and better aligning our efforts with those of the dealer network. We held our second annual Homecoming event in Milwaukee, with over 60,000 riders, fans and moto enthusiasts joining us to celebrate the Harley-Davidson brand.

Proudly, the Harley-Davidson Riding Academy reached the one million riders trained milestone in 2024. HDRA is the largest rider training network in the U.S. and the only nationwide rider licensing program sponsored by a motorcycle manufacturer.

**Looking Ahead**

With the 2025 model year campaign we revealed all-new and refreshed motorcycles which fit within both our Profit Focus and Selective Expansion strategic focus.

The new Harley-Davidson Cruiser motorcycle lineup includes six new models with significantly improved performance and technology. We also updated the powerful Sportster® S model and, for its 26th year, we introduced a four-model collection of limited-production CVO™ motorcycles.

Also, new for 2025 are the Street Glide® Ultra, a fully equipped long-haul Touring model, as well as the Pan America® 1250 ST adventure sport motorcycle.

**Our Road. Our Rules. Let's Ride.**

It takes a team, and we have a great one here at Harley-Davidson. I would like to thank the Harley-Davidson employees who are united with you in a shared passion for this brand.

You don't get to 122-years of continuous operations without grit, determination and the overwhelming ambition to win. You can count on Harley-Davidson to endure, to innovate, to adapt, and to lead. Harley-Davidson will be here, as the beating heart of the American dream, proudly making the best motorcycles in the world, no matter what.

Thank you for your investment, and for your belief in the timeless pursuit of adventure and freedom for the soul.



Jochen Zeitz
President and Chief Executive Officer
Chairman of the Board
Harley-Davidson, Inc.



## April 3, 2025

Notice is hereby given that we will hold the 2025 Annual Meeting of Shareholders virtually (via live audio webcast) on May 14, 2025 at 3:00 p.m., Central Daylight Time, to vote on the items listed below.

### ITEMS TO BE VOTED:

1. To elect ten Directors to the Board of Directors;

2. To approve, by advisory vote, the compensation of our Named Executive Officers;

3. To ratify the selection of Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2025; and

4. To approve the Harley-Davidson, Inc. 2025 Director Stock Plan.

We will also take action upon any other business as may properly come before the 2025 Annual Meeting of Shareholders and any adjournments or postponements of that meeting.

The Board of Directors unanimously recommends a vote "FOR" the election of each of the Board's Director nominees and "FOR" items 2, 3, and 4. The Board of Directors or proxyholders will use their discretion on other matters that may arise at the 2025 Annual Meeting of Shareholders to the extent authorized by Rule 14a-4(c) under the Securities Exchange Act of 1934.

### HOW TO VOTE YOUR SHARES:

March 6, 2025 is the record date for determining shareholders entitled to notice of and to vote at the 2025 Annual Meeting of Shareholders and any adjournments or postponements of that meeting. If you held your shares as of the close of business on March 6, 2025, you can vote using one of the following methods:



**INTERNET**
You can vote your shares online at **proxyvote.com**



**TELEPHONE**
In the U.S. or Canada, you can vote your shares toll-free. Check your proxy card or voting instruction form for the toll-free number.



**MAIL**
You can vote via mail by marking, dating, and signing your proxy card or voting instruction form and returning it in the postage paid envelope provided.



**VIRTUAL PRESENCE ONLINE**
You will not be able to attend the 2025 Annual Meeting of Shareholders physically. You or your proxyholder may participate, vote, and examine our shareholder list at the 2025 Annual Meeting of Shareholders by visiting *www.virtualshareholdermeeting.com/HOG2025* and using your control number found on your proxy card.

We urge you to submit your proxy as soon as possible. If the records of our transfer agent show that you owned shares in your name or if you owned shares through our Dividend Reinvestment Plan at the close of business on March 6, 2025, then you may vote (1) via the internet at *www.proxyvote.com*, (2) by virtual presence online at *www.virtualshareholdermeeting.com/HOG2025*, (3) by mail after first requesting a printed copy of the Proxy Statement, proxy card, and Annual Report on Form 10-K and following the instructions set forth on the proxy card, or (4) by telephone after reviewing the Proxy Statement and Annual Report on Form 10-K at *www.proxyvote.com*.

If you own shares in "street name" (that is, through a broker, bank, or other nominee), we encourage you to provide voting instructions to your bank, broker, or other nominee. Street name holders may also vote via telephone or the internet if their bank, broker, or other nominee makes those methods available, in which case the bank, broker, or other nominee will enclose the instructions along with this Proxy Statement.

By Order of the Board of Directors,
Harley-Davidson, Inc.

Paul J. Krause
*Corporate Secretary*

Milwaukee, Wisconsin
April 3, 2025

This overview provides information that you should consider before voting on the items presented at this year's Annual Meeting of Shareholders. This overview does not contain all the information that you should consider, and you should read the entire Proxy Statement carefully before voting.



### Item 1: To elect ten Directors to the Board of Directors

Our Board of Directors unanimously recommends that you vote "**FOR**" the election of each of its ten Director nominees.

**Director Nominees**

| | AGE | DIRECTOR SINCE | INDEPENDENT | OTHER CURRENT PUBLIC DIRECTORSHIPS | BOARD COMMITTEES | | | |
|---|---|---|---|---|---|---|---|---|
| | | | | | AFC | HRC | NCGC | SSC |
| **Troy Alstead** <br> Owner and CEO of Harbor O5 LLC <br> Former COO & Former CFO of Starbucks Corp. | 62 | 2017 | X | Levi Strauss & Co, Array Technologies, Inc., and Heritage Distilling Holding Company, Inc. | ⬍ (Chair) | | ⬍ | |
| **Jared D. Dourdeville** <br> Partner at H Partners Management, LLC a/k/a H Partners | 36 | 2022 | X | | | ⬍ | ⬍ | |
| **James Duncan Farley, Jr.** <br> President and Chief Executive Officer of Ford Motor Company | 62 | 2021 | X | Ford | ⬍ | | ⬍ | |
| **Lori Flees** <br> Chief Executive Officer and President of Valvoline Inc. | 54 | | X | Valvoline Inc. | | | | |
| **Allan Golston** <br> President, United States Program for the Bill & Melinda Gates Foundation | 58 | 2017 | X | Stryker Corporation | ⬍ | | ⬍ (Chair) | |
| **Sara Levinson** <br> Co-founder and Former Director of Katapult Studio <br> Former President of NFL Properties, Inc. | 74 | 1996 | X | Macy's, Inc. | | ⬍ | ⬍ | ⬍ |
| **Norman Thomas Linebarger** <br> Former Executive Chairman of Cummins Inc. <br> Former Chairman and Chief Executive Officer of Cummins Inc. | 62 | 2008 | X | Republic Services, Inc. | | ⬍ | ⬍ | ⬍ |
| **Rafeh Masood** <br> Chief Growth and Digital Officer of Royal Caribbean Group <br> Former Executive Vice President and Chief Customer Officer of Bed, Bath & Beyond Inc. | 46 | 2022 | X | | ⬍ | | ⬍ | |
| **Maryrose Sylvester** <br> Former U.S. Head of Electrification and U.S. Managing Director of ABB Group <br> Former President and CEO of Current, powered by GE | 59 | 2016 | X | Waste Management, Inc., Vontier Corporation and Flex, Ltd. | ⬍ (Chair) | ⬍ | | ⬍ |
| **Jochen Zeitz** <br> Chairman of the Board, President, and Chief Executive Officer of Harley-Davidson, Inc. | 61 | 2007 | | LiveWire Group, Inc. | | | | ⬍ (Chair) |

AFC:     Audit and Finance Committee

HRC:     Human Resources Committee

NCGC:   Nominating and Corporate Governance Committee

SSC:     Sustainability and Safety Committee

⬍ (orange):   Member and Committee Chair

⬍ :   Member



## Item 2: To approve, by advisory vote, the compensation of our Named Executive Officers

As a reflection of the importance of executive compensation to our shareholders and pursuant to SEC rules, we offer our shareholders the opportunity to approve, on a non-binding, advisory basis, the compensation of our NEOs. Accordingly, we are seeking input from shareholders with this advisory vote on the compensation of our NEOs as disclosed in the Compensation Discussion and Analysis section and the accompanying compensation tables contained in this Proxy Statement in accordance with the SEC's executive compensation disclosure rules.

Our Board of Directors unanimously recommends that you vote "**FOR**" this proposal.

---

Our executive compensation goals and guiding principles emphasize pay-for-performance. We base several elements of our compensation upon delivering high levels of performance relative to performance measures that the Human Resources Committee has approved. For example: (i) the annual Short-Term Incentive Plan ("STIP") and our performance shares require that we achieve financial performance before recipients are entitled to this compensation; and (ii) the equity component of our compensation program provides greater financial benefits when our stock price is increasing. Our goals and guiding principles are as follows:

- Pay-for-performance | Reward exceptional performance with higher pay outcomes, while delivering reduced or no incentive pay when performance expectations are not met;

- Align interests with those of our shareholders | Use equity-based awards and stock ownership guidelines to focus management on sustainable long-term growth and share price appreciation;

- Encourage outcomes and behaviors | Balance rewarding the delivery of near-term results with long-term performance, while discouraging excessive or inappropriate risks;

- Align measures with our strategy and operating plan | Select performance measures that reflect our strategic objectives with goals that are challenging yet achievable during the applicable period; and

- Target pay competitively and appropriately | Typically set target compensation to be competitive with the 50th percentile of our compensation peer group for target performance to remain market competitive and to attract and retain top executive talent.

---



## Item 3: To ratify the selection of Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2025

Our Board of Directors unanimously recommends a vote "**FOR**" ratifying the selection of Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2025.



## Item 4: To approve the Harley-Davidson, Inc. 2025 Director Stock Plan

Our Board of Directors unanimously recommends a vote "**FOR**" approval of the Harley-Davidson, Inc. 2025 Director Stock Plan.

---

We will also take action upon any other business as may properly come before the 2025 Annual Meeting of Shareholders and any adjournments or postponements of that meeting.

The Board of Directors or proxyholders will use their discretion on other matters that may arise at the 2025 Annual Meeting of Shareholders to the extent authorized by Rule 14a-4(c) under the Securities Exchange Act of 1934.

---

## Cautionary Note Regarding Forward-Looking Statements

Harley-Davidson, Inc. (the "Company") intends that certain matters discussed in this Proxy Statement are "forward-looking statements" intended to qualify for the safe harbor from liability established by the Private Securities Litigation Reform Act of 1995. These forward-looking statements can generally be identified as such by reference to this footnote or because the context of the statement will include words such as the Company "believes," "anticipates," "expects," "plans," "may," "will," "estimates," "targets," "intends," "forecasts," "sees," "feels," "commits," "assumes," "envisions," "on track," or words of similar meaning. Similarly, statements that describe or refer to future expectations, future plans, strategies, objectives, outlooks, targets, guidance, commitments, or goals are also forward-looking statements. Such forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially, unfavorably, or favorably, from those anticipated as of the date of this Proxy Statement. Certain of such risks and uncertainties are described below. Shareholders, potential investors, and other readers are urged to consider these factors in evaluating the forward-looking statements and are cautioned not to place undue reliance on such forward-looking statements. The forward-looking statements included in this Proxy Statement are only made as of the date of this Proxy Statement, and the Company disclaims any obligation to publicly update such forward-looking statements to reflect subsequent events or circumstances.

Important factors that could affect future results and cause those results to differ materially from those expressed in the forward-looking statements include, among others, the Company's ability to: (a) execute its business plans and strategies, including The Hardwire, each of the pillars, and the evolution of LiveWire as a standalone brand, which includes the risks noted below; (b) manage supply chain and logistics issues, including quality issues, unexpected interruptions or price increases caused by supplier volatility, raw material shortages, inflation, war or other hostilities, including the conflict in Ukraine and the Red Sea conflict, or natural disasters and longer shipping times and increased logistics costs; (c) manage and predict the impact that new, reinstated or adjusted tariffs may have on the Company's ability to sell products domestically and internationally, and the cost of raw materials and components, including tariffs recently imposed or that may be imposed by the U.S. on foreign goods or rebalancing or other tariffs recently imposed or that may be imposed by foreign countries on U.S. goods; (d) accurately analyze, predict and react to changing market conditions, interest rates, and geopolitical environments, and successfully adjust to shifting global consumer needs and interests; (e) accurately predict the margins of its segments in light of, among other things, tariffs, rebalancing trade measures, inflation, foreign currency exchange rates, the cost associated with product development initiatives and the Company's complex global supply chain; (f) maintain and enhance the value of the Harley-Davidson brand, including detecting and mitigating or remediating the impact of activist collective actions, such as calls for boycotts and other brand-damaging behaviors that could harm the Company's brand or business; (g) manage through changes in general economic and business conditions, including changing capital, credit and retail markets, and the changing domestic and international political environments, including as a result of the conflict in Ukraine and the Red Sea conflict; (h) successfully access the capital and/or credit markets on terms that are acceptable to the Company and within its expectations; (i) successfully carry out its global manufacturing and assembly operations; (j) develop and introduce products, services and experiences on a timely basis that the market accepts, that enable the Company to generate desired sales levels and that provide the desired financial returns, including successfully implementing and executing plans to strengthen and grow its leadership position in Grand American Touring, large Cruiser and Trike, and grow its complementary businesses; (k) perform in a manner that enables the Company to benefit from market opportunities while competing against existing and new competitors; (l) manage the impact that prices for and supply of used motorcycles may have on its business, including on retail sales of new motorcycles; (m) prevent, detect and remediate any issues with its motorcycles or any issues associated with the manufacturing processes to avoid delays in new model launches, recall campaigns, regulatory agency investigations, increased warranty costs or litigation and adverse effects on its reputation and brand strength, and carry out any product programs or recalls within expected costs and timing; (n) successfully manage and reduce costs throughout the business; (o) continue to develop the capabilities of its distributors and dealers, effectively implement changes relating to its dealers and distribution methods, including the Company's dealer footprint, and manage the risks that its dealers may have difficulty obtaining capital and managing through changing economic conditions and consumer demand; (p) realize the expected business benefits from LiveWire operating as a separate public company, which may be affected by, among other things: (i) the ability of LiveWire to execute its plans to develop, produce, market and sell its electric vehicles; (ii) the demand for and consumer willingness to adopt two- and three-wheeled electric vehicles; and (iii) other risks and uncertainties indicated in documents filed with the SEC by the Company or LiveWire Group, Inc., including those risks and uncertainties noted in *Risk Factors* under *Item 1.A* of LiveWire Group Inc.'s most recent Annual Report on Form 10-K; (q) manage the quality and regulatory non-compliance issues relating to the brake hose assemblies provided to the Company by Proterial Cable America, Inc. in a manner that avoids future quality or non-compliance issues and additional costs or recall expenses that are material; (r) maintain a productive relationship with Hero MotoCorp as a distributor and licensee of the Harley-Davidson brand name in India; (s) successfully maintain or achieve a manner in which to sell motorcycles in Europe, China, and the Company's Association of Southeast Asian Nations (ASEAN) countries that does not subject its motorcycles to incremental tariffs; (t) manage its Thailand corporate and manufacturing operation in a manner that allows the Company to avail itself of preferential free trade agreements and duty rates, and sufficiently lower prices of its motorcycles in certain markets; (u) retain and attract talented employees, and eliminate personnel duplication, inefficiencies and complexity throughout the organization; (v) accurately estimate and adjust to fluctuations in foreign currency exchange rates, interest rates and commodity prices; (w) manage the credit quality, the loan servicing and collection activities, and the recovery rates of Harley-Davidson Financial Services' loan portfolio; (x) prevent a ransomware attack or cybersecurity breach involving consumer, employee, dealer, supplier, or Company data and respond to evolving regulatory requirements regarding cybersecurity and data privacy; (y) adjust to tax reform, healthcare inflation and reform and pension reform, and successfully estimate the impact of any such reform on the Company's business; (z) manage through the effects inconsistent and unpredictable weather patterns may have on retail sales of motorcycles; (aa) implement and manage enterprise-wide information technology systems, including systems at its manufacturing facilities; (bb) manage changes, prepare for, and respond to evolving requirements in legislative and regulatory environments related to its products, services and operations, including increased environmental, safety, emissions or other regulations; (cc) manage risks related to a pandemic (like COVID-19), epidemic, disease outbreak or other public health crises, such as supply chain disruptions, its ability to carry out business as usual, and government actions and restrictive measures implemented in response; (dd) manage its exposure to product liability claims in a manner that avoids or successfully mitigates the impact of substantial jury verdicts, including the successful resolution or appeal of the verdict in the product lawsuit against the Company in which, in August 2024, a jury awarded approximately $288 million in damages to the plaintiffs, which was subsequently reduced to $81 million, and manage exposure in commercial or contractual disputes; (ee) continue to manage the relationships and agreements that the Company has with its labor unions to help drive long-term competitiveness; (ff) achieve anticipated results with respect to the Company's preowned motorcycle program, Harley-Davidson Certified™, the Company's H-D1™ Marketplace, and Apparel and Licensing; and (gg) optimize capital allocation in light of the Company's capital allocation priorities.

The Company's ability to sell its motorcycles and related products and services and to meet its financial expectations also depends on the ability of the Company's dealers to sell its motorcycles and related products and services to retail customers. The Company depends on the capability and financial capacity of its dealers to develop and implement effective retail sales plans to create demand for the motorcycles and related products and services they purchase from the Company. In addition, the Company's dealers and distributors may experience difficulties in operating their businesses and selling Harley-Davidson motorcycles and related products and services as a result of weather, economic conditions, or other factors.

Retail credit losses of Harley-Davidson Financial Services ("HDFS") have normalized in recent quarters to higher levels after a period of historically low levels of credit losses. Further, the Company believes that HDFS's retail credit losses will continue to change over time due to changing consumer credit behavior, macroeconomic conditions including the impact of inflation and HDFS's efforts to increase prudently structured loan approvals to sub-prime borrowers. In addition, HDFS's efforts to adjust underwriting criteria based on market and economic conditions and the actions that the Company has taken and could take that impact motorcycle values may impact HDFS's retail credit losses.

The Company's operations, demand for its products, and its liquidity could be adversely impacted by work stoppages, facility closures, strikes, natural causes, widespread infectious disease, terrorism, war, or other hostilities, including the conflict in Ukraine and the Red Sea conflict, or other factors. Refer to "Risk Factors" under Item 1.A of the Company's Annual Report on Form 10-K for the year ended December 31, 2024 for a discussion of additional risk factors and a more complete discussion of some of the cautionary statements noted above.

## INCLUSIVE STAKEHOLDER MANAGEMENT

The Hardwire, our five-year strategic plan, targets profitable growth and increased shareholder value based on expanding the desirability of Harley-Davidson. Since the implementation of The Hardwire, the Company has taken an inclusive stakeholder management approach to help drive additional value for all stakeholders. This broader focus on the Company's stakeholders across people-planet-profit means focused attention on having a positive impact in our communities and on the environment, good governance practices, and corporate transparency. We report on these efforts annually. The 2023 HOG ESG Data Appendix ("ESG Data Appendix") was published in December 2024. Our 2024 Inclusive Stakeholder Management ("ISM") information and ESG data will be published later this year. We are not including the information contained in the ESG Data Appendix as a part of, or incorporating it by reference into, this Proxy Statement. As noted in the ESG Data Appendix, we have implemented several initiatives, set certain goals, and reached certain milestones, including the following:

### Environmental:

- Submitted responses to the CDP Climate questionnaire for the third year in October 2024, with Q1 2025 being the second year the Company's score will be publicly available.

- Achieved its goal with the Department of Energy's Better Buildings, Better Plants pledge of 25% reduction in portfolio energy intensity across our three U.S. manufacturing plants since the Company's initial pledge in 2017.

- In 2024, the engineering team continued investigations and development on key material innovations that resulted in both material cost savings as well as significant positive sustainability impact. These include partnerships with suppliers to develop various grades of nylon containing recycled ocean plastics such as discarded fishing nets, a carbon black made from recycled tires to provide the black color pigment, and bio-based handgrips.

### Social:

**Belonging and Employee Well-Being:**

- Maintained our focus on employee well-being through an emphasis on the physical, mental, financial, and social well-being of all employees. As part of this effort, we continued our investment in our mental health platform and added a Health Promotion Specialist resource.

- As of December 31, 2024, the Company's global workforce was comprised of approximately 5,900 employees, including approximately 5,100, 200, and 600 employees within the Harley-Davidson Motor Company ("HDMC"), LiveWire and HDFS segments, respectively. Of all employees, 82.5% are based in the U.S., 57.9% are salaried and 34.8%, or approximately 2,000, are hourly unionized employees at the Company's U.S. manufacturing facilities.

- Continued to implement our Total Rewards approach, which included pay for performance, pay transparency and annual market evaluations. The Company continued to provide competitive market medical, dental, vision, life, disability, and retirement benefits.

- The Company's unwavering commitment to safety is demonstrated through policies and procedures that promote a safe work environment. The Company promotes open communication regarding workplace safety issues and improvements. We continued our strong health and safety performance, ending 2024 with a 0.4 recordable rate, 0.3 restricted time (DART) rate and 0.1 lost time (DAFWII) rate for the Company.

- We executed talent reviews throughout the Company for all levels of salaried employees to gain a view of our organization's top talent and to aid in differentiating and supporting development of talent across the Company.

- Measured employee sentiment and engagement and provided learning resources to help leaders improve team engagement and overall employee experience. Over 1,500 salaried employees accessed approximately 6,000 learning content items on our on-demand digital learning platforms, focused primarily on leadership, goal-setting, and talent management and development.

- We connected with over 350 new employees in the New Employee Community and New Employee Resource Hub, subsequent to their onboarding, engaging with them in learning events and providing critical resources to support them through their first six months.

**Positive Impact in Our Communities:**

- In April 2024, the Company held its third annual Month of Volunteering Challenge with 285 employees completing 1,863 hours of service. This program encourages employees to be "here to help" by making meaningful impacts in their local communities, deepening relationships with peers, and positively contributing to their personal well-being. In 2024, the Company's employees completed over 2,500 volunteer hours spread across nearly 500 employees.

- The Harley-Davidson Foundation opened Davidson Park in June 2024, transforming a central element of Harley-Davidson's Juneau Avenue campus headquarters into a vibrant public space for the community. Designed with the community in mind, the park offers free amenities for daily enjoyment and serves as a gathering place for special events, enriching the lives of residents and visitors to the Near West Side in Milwaukee.

- Hosted the second annual Day of STEAM (Science, Technology, Engineering, Art, Math), where 50 Milwaukee area youth were welcomed to our Juneau Ave. corporate headquarters to explore and promote STEAM concepts and future career opportunities.

- Eaglemark Savings Bank allocated $240,000 to support 14 Nevada-based organizations, accompanied by 259 volunteer hours from its employees. Furthermore, the Bank contributed $160,000 to the American Red Cross to assist with relief efforts for several natural disasters across the United States.

**Governance:**

- The Company's corporate governance structure is aligned to meet the expectations of shareholders, customers, and employees, and includes robust corporate governance practices and shareholder rights, such as:

  ◦ annual election of all Directors;

  ◦ dedicated committee focused on sustainability and safety;

  ◦ no Director serves on an excessive number of public company boards;

  ◦ proxy access;

  ◦ no poison pill;

  ◦ no supermajority vote for M&A transactions; and

  ◦ an enhanced standard of review by our Board for a letter of resignation that a holdover Director tenders following the Director's failure to be re-elected as a result of our majority voting standard.

- The Company continues direct, ongoing, and transparent communication with shareholders.

- The Company's Clawback Policy provides for: (i) the recovery of erroneously awarded incentive-based compensation received by current and former executive officers in connection with a financial restatement, regardless of fault or misconduct, in compliance with the SEC's clawback rules and disclosure requirements; and (ii) the recovery of compensation from Company employees who engaged in misconduct under investigation by the U.S. Department of Justice (the "DOJ") or any person who had both supervisory authority over the employee or business area engaged in the misconduct and knew of, or were willfully blind to, the misconduct, in accordance with the DOJ's guidance on compensation incentives and clawbacks.

- The Company made one political contribution from the employee-funded Harley-Davidson Inc. PAC in 2024. Harley-Davidson does not have a corporate PAC.

- The Company takes cyber threats seriously and has implemented policies and procedures that are intended to manage and reduce cybersecurity risks, which include:

  ◦ The Company's Corporate Information Security Office monitoring risks and threats across HDMC, HDFS, LiveWire, and third-party suppliers and vendors;

  ◦ The Company has a Cyber Incident Review Committee consisting of senior executives including the Chief Legal Officer, Chief Financial Officer, Chief Accounting Officer, Chief Communications Officer, Chief Digital and Operations Officer, Director of Internal Audit and Deputy General Counsel, that meets regularly with the Chief Information Security and Privacy Officer to ensure identified issues are addressed expeditiously and reported to the appropriate regulatory agencies as required;

  ◦ Identifying and assessing cybersecurity risks through third-party assessments, IT security assessments, audits conducted by Internal Audit, and risk and compliance review;

◦ Conducting tabletop exercises at the technical and management levels, which are aimed at ensuring the Company is prepared in the event of a cybersecurity incident and to help identify areas of improvement for the cybersecurity program;

◦ Taking measures to continuously improve our cybersecurity program, including conducting independent program assessments, performing penetration testing, and scanning the Company's systems for vulnerabilities using external third-party tools and techniques to test security controls, auditing applicable data policies, and monitoring emerging laws and regulations related to information security and cybersecurity;

◦ Periodically engaging third-party consultants to assist in assessing and enhancing the Company's cybersecurity program;

◦ Identifying and mitigating risks from vendors, suppliers, and other third-parties through the cybersecurity supply chain risk management component of our cybersecurity program; and

◦ Providing annual cybersecurity training focused on helping the workforce: (i) recognize cyber threats and scams, (ii) avoid falling victim to threats and scams, and (iii) report potential threats and scams.

• The Audit and Finance Committee, consisting entirely of independent directors and on behalf of the Board of Directors, has oversight responsibility for enterprise risk and enterprise risk management systems for the Company, including cybersecurity risks. The Audit and Finance Committee is actively involved in reviewing the Company's information security and technology risks and opportunities, including cybersecurity, and discusses these topics on a regular basis. The Audit and Finance Committee also receives updates on a quarterly basis from senior management, including the Chief Information Security and Privacy Officer, regarding cybersecurity matters. These updates include cybersecurity risks, mitigation and status of cybersecurity risks, cybersecurity incidents (if any), cybersecurity initiatives, and cybersecurity industry news and trends. The Audit and Finance Committee reports on its activities related to risk oversight to the full Board after each meeting.

## COMPENSATION GOVERNANCE HIGHLIGHTS

We believe our executive compensation program promotes good governance and operates in the best interests of our shareholders. We are committed to the highest standards of ethics, business integrity, and corporate governance. Our governance practices are designed to establish and preserve management accountability, provide a structure that allows the Board of Directors to set objectives and monitor performance, ensure the efficient use and accountability of resources, and enhance shareholder value. Below is a summary of our standard compensation practices:

• Reward exceptional performance with higher pay outcomes, while delivering reduced or no incentive pay when performance expectations are not met;

• Use equity-based awards and stock ownership guidelines to focus management on sustainable long-term growth and share price appreciation;

• Balance rewarding the delivery of near-term results with long-term performance, while discouraging excessive or inappropriate risks;

• Select performance measures that reflect our strategic objectives with goals that are challenging yet achievable during the applicable period; and

• Typically set target compensation to be competitive with the 50th percentile of our compensation peer group for target performance to remain market competitive and to attract and retain top executive talent.

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# PROXY STATEMENT

3700 West Juneau Avenue Milwaukee, Wisconsin 53208

April 3, 2025

The Board of Directors (the "Board") of Harley-Davidson, Inc. requests the proxy accompanying this Proxy Statement for use at the 2025 Annual Meeting of Shareholders virtual meeting on May 14, 2025 at 3:00 p.m., Central Daylight Time, and at any adjournment or postponement of that meeting (the "Annual Meeting"). We will hold the Annual Meeting virtually (via live audio webcast), and you will not be able to attend the Annual Meeting physically. You or your proxyholder may participate and vote at the Annual Meeting by visiting *www.virtualshareholdermeeting.com/HOG2025* and using your control number found on your proxy card.

We first mailed the Notice of Internet Availability of Proxy Materials to shareholders on April 3, 2025. The Notice of Internet Availability of Proxy Materials instructs shareholders and beneficial owners of our Common Stock on how they may access our proxy materials, which include our Proxy Statement and 2024 Annual Report on Form 10-K, via the internet. You will not receive a printed copy of the proxy materials unless you request to receive these materials by following the instructions we provide later in this Proxy Statement and in the Notice of Internet Availability of Proxy Materials. Instead, the Notice of Internet Availability of Proxy Materials will instruct you on how you may access and review all of the important information contained in the proxy materials. The Notice of Internet Availability of Proxy Materials also instructs how you may submit your proxy via the internet, mail, or telephone, or by virtual presence online at the Annual Meeting. If you received a Notice of Internet Availability of Proxy Materials by mail and would like to receive a printed copy of our proxy materials, you should follow the instructions we provide later in this Proxy Statement.

As used in this Proxy Statement, "we," "our," the "Company" or "Harley-Davidson" refers to Harley-Davidson, Inc. We operate in three segments: the Harley-Davidson Motor Company ("HDMC") segment, the LiveWire segment, and the Harley-Davidson Financial Services ("HDFS") segment.


# PROPOSAL 1: ELECTION OF DIRECTORS

The Board currently consists of nine Directors with terms that expire at the Annual Meeting. The Board has increased the size of the Board to ten Directors effective at the Annual Meeting, and the Board has nominated Ms. Lori Flees for election as a Director to fill the vacancy created by that increase. Ms. Flees possess the skills and qualifications to provide valuable contributions to the Board. Ms. Flees has served in several executive leadership roles and has extensive experience driving strategic direction and growth of an enterprise. Board refreshment and succession planning are ongoing priorities. The Board regularly reviews and evaluates the desired skills and qualifications of its Directors given the Company's strategic plan and dynamic needs. The ten Director nominees, nine of whom are current Directors and three of whom joined the Board in the last five years (four if Ms. Flees is elected to the Board), bring a diverse range of experiences, perspectives, and knowledge.

Our Restated Articles of Incorporation, as amended ("Restated Articles of Incorporation"), provide for a Board that has between six and fifteen members. The Board determines the size from time to time by the vote of a majority of the current Directors. The entire Board is elected for a term to hold office until the next Annual Meeting of Shareholders, or until their successors have been elected and qualified.

Our By-laws, as amended and restated ("By-laws"), have a majority voting standard for the election of Directors for uncontested elections. Since this is an uncontested election, the number of votes cast favoring each Director nominee's election must exceed 50% of the total number of votes cast with respect to that nominee's election, including any votes withheld, for shareholders to elect the nominee. Therefore, a "withheld" vote is effectively a vote "against" a nominee. Broker non-votes will be disregarded in the calculation of the majority vote. If an incumbent Director is not elected, such incumbent Director must tender their resignation to the Board promptly following certification of the shareholder vote. The incumbent Director's tendered resignation letter shall become effective sixty days after the election vote is certified unless the reviewing Directors decide to reject the resignation; the reviewing Directors shall accept a tendered resignation unless they determine that there is a compelling reason or reasons to not accept the resignation, which the Company must disclose. In addition, when a Director whose resignation is rejected remains on the Board as a holdover Director but fails to be re-elected at the next election of Directors, their tendered resignation will be automatically effective thirty days after the certification of the election vote, with no ability to reject the tendered resignation.

Unless you specify otherwise in your proxy, the persons you appointed will vote your shares "FOR" each of the Board's nominees that we name on the following pages. Each of the Board's nominees has consented to being named in this Proxy Statement and has agreed to serve if elected. If any of the Board's nominees becomes unable to serve, the persons you appointed may vote your shares for another person that the Board designates.

---

Identified on the following pages are the ten Director candidates that the Board has nominated. We provide the following information for each nominee of the Board:

- Name;

- Age as of April 3, 2025;

- Principal occupations for at least the past five years;

- The names of any other public companies or relevant private companies where the nominee currently serves as a Director or has served as Director during the past five years; and

- The particular experience, qualifications, attributes, or skills that led the Board to conclude that the person should serve as a Director for the Company.

---

 **THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" EACH OF THE TEN NOMINEES OF THE BOARD OF DIRECTORS.**


SUMMARY OF 2025 DIRECTOR NOMINEE SKILLS,
QUALIFICATIONS, AND EXPERIENCE

# BIOGRAPHICAL INFORMATION, SKILLS, AND QUALIFICATIONS

## Summary of 2025 Director Nominee Skills, Qualifications, and Experience

The Board believes that all of our Director nominees are highly qualified and have specific employment and leadership experiences, qualifications, and skills that qualify them for service on the Board, including experience leading business strategy. Our nominees have diverse backgrounds, experience, and board tenure, and possess many different and valuable skills and qualifications. This all supports the Board's responsibility to drive strategy, assess performance, and engage with and appropriately challenge management.

The following skills and qualifications matrix and biographies of our nominees contain information regarding each person's qualifications, experience, and other public company Director positions held currently or at any time during at least the last five years and information regarding involvement in certain legal or administrative proceedings, if applicable. The section just below the skills matrix defines each of the skills and qualifications and describes why each skill and qualification is important. The biography for each Director nominee describes in more detail the relevant experience, qualifications, attributes, and skills of the Director nominee. The biographies also reflect the current committee memberships of the nominees, with the exception of Director nominee Lori Flees whose committee assignments will be made if she is elected to the Board. We believe each nominee possesses the core competencies that are expected of all Directors, namely integrity, sound business judgment, and a willingness to represent the interests of our shareholders.

| SKILLS/QUALIFICATIONS | Alstead | Dourdeville | Farley | Flees | Golston | Levinson | Linebarger | Masood | Sylvester | Zeitz |
|---|---|---|---|---|---|---|---|---|---|---|
| Retail | ● | | ● | ● | | ● | | ● | ● | ● |
| Branding and Consumer Marketing | ● | | ● | ● | | ● | | ● | | ● |
| Engineered Product Development | | | | | | | ● | | ● | |
| Finance/Accounting | ● | ● | ● | ● | ● | | ● | ● | ● | ● |
| International Business | ● | | ● | ● | ● | ● | ● | ● | ● | ● |
| Manufacturing/Operations Management | ● | | ● | | | ● | ● | | ● | ● |
| Public Company Leadership and/or Board Experience | ● | ● | ● | ● | ● | ● | ● | ● | ● | ● |
| Strategic Leadership | ● | ● | ● | ● | ● | ● | ● | ● | ● | ● |
| Technology/Digital/Cyber | ● | ● | | ● | | ● | | ● | ● | |

● The following definitions and reasoning were used in the skills/qualifications matrix:

1. **Retail** - experience at an executive level creating and managing channels of distribution, customer experience, product mix, product pricing and product promotion in both digital and analog environments. This is relevant to providing vision and direction for our sales and distribution channels.
2. **Branding and Consumer Marketing** - experience at an executive level with customer creation, brand innovation, and go-to-market strategy and execution. This is relevant as we seek to develop and strengthen our brand, premium position and customer experience.
3. **Engineered Product Development** - experience leading a business or company in which value is created from the development of complex products or technology. This is important to us because we sell complex, highly engineered products.
4. **Finance/Accounting** - experience at an executive level or expertise with financial reporting, internal controls, finance companies, hedge funds, or public accounting. This is relevant to us because it assists our Directors in understanding our financial statements, understanding our capital structure and overseeing our financial reporting and internal controls.
5. **International Business** - experience at an executive level overseeing international operations or working outside the U.S. This is important because we have international operations and our strategic plan includes a focus on selective expansion.
6. **Manufacturing/Operations Management** - experience at an executive level or expertise in managing a business or company that has significant focus on manufacturing and supply chain. This is relevant to assessing senior management's role of effectively and efficiently operating our production and logistics operations.
7. **Public Company Leadership and/or Board Experience** - experience as a public company board member, CEO, or other executive position with significant interaction with a public company's board of directors. This experience is important to give insight into our strategic leadership, and the appointment, oversight, and assessment of leadership.
8. **Strategic Leadership** - experience at an executive level or expertise in driving strategic direction and growth of an enterprise. This provides our Directors with a practical understanding that can be used to evaluate management's strategies and help develop strategies.
9. **Technology/Digital/Cyber** - experience at an executive level or expertise in the use of information technology, digital media, assessment of cyber security threats or other technology to facilitate business objectives. This is important to us as we look for ways to use technology to acquire customers and enhance our internal operations.


DIRECTOR NOMINEE TENURE
4 NOMINEE
3 NOMINEE
2 NOMINEE
1 NOMINEE
0-5 YRS
6-10 YRS
11-20 YRS
20+ YRS
DIRECTOR NOMINEE AGE
3 AGE <55
2 AGE 56-60
5 AGE 61+
45
50
55
60
65
70
75
DIRECTOR NOMINEE DIVERSITY
50%
5 OUT OF 10
ARE FEMALE
OR MINORITY
DIRECTOR NOMINEE SKILLS
Strategic Leadership 100%
International Business 90%
Public Company Leadership and/or Board Experience 90%
Finance/Accounting 90%
Retail 70%
Manufacturing/Operations Management 60%
Branding and Consumer Marketing 60%
Technology/Digital/Cyber 60%
Engineered Product Development 20%

## Nominees of the Board of Directors



### Troy Alstead

**AGE:** 62
**DIRECTOR SINCE 2017**
**COMMITTEES:** Audit and Finance Committee (Chair), Nominating and Corporate Governance Committee

Mr. Alstead is the founder of Harbor O5 LLC, which developed a new restaurant and a social concept, Table 47 and Ocean5, that opened in 2017. In February 2016, Mr. Alstead retired from Starbucks Corporation (Nasdaq: SBUX), an American coffee company and coffeehouse chain, after 24 years with the company, having most recently served as Chief Operating Officer. He served as Chief Operating Officer beginning in 2014. From 2008 to 2014, he served as that company's Chief Financial Officer and Chief Administrative Officer. Additionally, he served as Group President, Global Business Services from 2013 until his promotion to Chief Operating Officer. Mr. Alstead joined Starbucks in 1992 and over the years served in a number of operational, general management, and finance roles. Mr. Alstead spent more than a decade in Starbucks' international business, including roles as Senior Leader of Starbucks International, President Europe/Middle East/Africa headquartered in Amsterdam, Chief Operating Officer of Starbucks Greater China, headquartered in Shanghai, and Representative Director of Starbucks Coffee Japan headquartered in Tokyo. Mr. Alstead is also a member of the board of directors of Levi Strauss & Co. (NYSE: LEVI), Array Technologies, Inc. (Nasdaq: ARRY), and Heritage Distilling Holding Company, Inc. (Nasdaq: CASK).

**Qualifications:**

- Spent a decade in Starbucks' international business, providing him the experience to help identify ways to grow the reach and impact of our brand, market share, and profits internationally.

- Brings extensive experience in managing a premium brand and maintaining it as a key asset and differentiator.

- Served in a variety of finance roles during his tenure with Starbucks Corporation, including six years as the Chief Financial Officer, through which he gained valuable knowledge and insight into the accounting, finance, and audit functions of a public company.

- Led operating businesses for many years, including divisional leadership internationally and leadership of global operations, providing extensive experience with growth management, organizational development, and leadership.



## Jared D. Dourdeville

**AGE:** 36
**DIRECTOR SINCE 2022**
**COMMITTEES:** Human Resources Committee, Nominating and Corporate Governance Committee

Mr. Dourdeville has been a partner at H Partners Management, LLC, an independent investment partnership that is a major shareholder of the Company, since January 2022. Prior to becoming a partner, Mr. Dourdeville served at H Partners Management, LLC as a Managing Director from 2018 to January 2022 and a Senior Analyst from 2015 to 2018. Prior to joining H Partners Management, LLC, Mr. Dourdeville worked as a Research Associate at Harvard Business School from 2011 to 2013. Mr. Dourdeville has a Bachelor of Arts in Engineering with a Specialization in Mechanical Engineering and Materials Science from Harvard University.[1]

**Qualifications:**

- Brings a long-term investor's perspective to the Board. Experience working for an independent investment partnership focused on creating value by helping transform and reinvigorate companies over the long term.

- Has experience leveraging technology to facilitate business objectives.

---

[1] Mr. Dourdeville was initially appointed as a Director by the Board in February 2022 pursuant to a Cooperation Agreement (the "Cooperation Agreement") with H Partners Management, LLC and certain of its affiliates (collectively, "H Partners"). During the period ending 10 days after Mr. Dourdeville or any replacement that H Partners designate under the Cooperation Agreement is no longer serving on the Board, H Partners has agreed to certain restrictions, including, among other things, agreeing not to: (i) acquire beneficial or other ownership in excess of 14.99% of the Company's then outstanding shares of common stock, (ii) nominate or recommend for nomination any person for election to the Board, (iii) submit any proposal for consideration at, or bring any other business before, any shareholder meeting, or (iv) solicit any proxy, consent, or other authority to vote of shareholders or conduct any other referendum (including any "withhold," "vote no," or similar campaign) with respect to, or from the holders of, the Company's shares. If Mr. Dourdeville is unable or unwilling to serve as a Director or resigns as a Director, then for so long as (a) H Partners continuously beneficially owns in the aggregate at least the lesser of 3.0% of our then outstanding Common Stock and 4,616,307 shares of Common Stock and (b) H Partners Group is not in material breach of the Cooperation Agreement, H Partners has the ability within 30 days of Mr. Dourdeville's departure from the Board to recommend a substitute full-time employee of H Partners to replace Mr. Dourdeville in accordance with the requirements outlined in the Cooperation Agreement. The Cooperation Agreement also includes certain confidentiality provisions.



## James Duncan Farley, Jr.

**AGE:** 62
**DIRECTOR SINCE 2021**
**COMMITTEES:** Audit and Finance Committee, Nominating and Corporate Governance Committee

Mr. Farley, Jr. has served as President and Chief Executive Officer of Ford Motor Company (NYSE: F), an automobile manufacturer, since October 2020. As CEO, Mr. Farley is focused on accelerating Ford's transformation through operational excellence to deliver sustainable profit growth and customer value. He also serves as a member of Ford's Board of Directors, represents Ford on the U.S.-China Business Council Board of Directors and has been appointed co-chair of the Future of Mobility Commission.

Mr. Farley served as Chief Operating Officer at Ford in 2020, prior to his appointment as CEO, where he worked to strengthen Ford's automotive operations, overseeing all of Ford's global markets and automotive operations. Mr. Farley also served as President of New Businesses, Technology and Strategy from 2019 to 2020 and Executive Vice President and President of Global Markets from 2017 to 2019, where he led Ford's strategic transformation into a higher growth, higher margin business by leveraging smart, connected vehicles and breakthrough customer experiences. From 2015 to 2017, Mr. Farley served as Executive Vice President and President, Ford Europe, Middle East, and Africa. Prior to that position, he served as Executive Vice President of Global Marketing, Sales & Service. Mr. Farley held operating responsibility as the senior global leader for Lincoln from 2012 to 2014 and was appointed to lead global marketing sales and service in 2010.

Mr. Farley attended Georgetown University in Washington, D.C., where he earned a bachelor's degree in economics and the University of California, Los Angeles (UCLA), where he graduated from the Anderson School of Management with a Master of Business Administration.

**Qualifications:**

- Brings extensive experience working for an automotive company with a strong brand in executive leadership roles through which he gained the experience necessary to help grow the reach and impact of our brand and profits.

- Served in a variety of leadership roles where he led business transformations focused on new products, a strong brand and profitable growth, enabling him to provide guidance on our strategic plan.

- Has extensive experience at an executive level in managing a company that has a significant focus on manufacturing and supply chain, providing him the experience to help our senior management effectively and efficiently operate our production and logistics operations.

- Provides our Board with valuable insights on implementing initiatives designed to leverage an organization's core strengths and deliver financial returns to shareholders through his extensive executive experience with a public company.



**Lori Flees**

**AGE:** 54

Ms. Flees has served as Chief Executive Officer and President of Valvoline Inc. (NYSE: VVV), a retail automotive services company, since October 2023. Prior to her appointment as CEO, Ms. Flees served as President of Valvoline's Retail Services business segment from 2022 until her appointment as CEO.

Before joining Valvoline as President of Retail Services in 2022, Ms. Flees spent nearly a decade at Walmart serving in several roles. Ms. Flees was Senior Vice President and Chief Operating Officer for Walmart Health & Wellness from 2020 to 2022, where she oversaw all aspects of Walmart's health and wellness business across more than 4,800 locations, including the COVID vaccination operations. She also served as the company's Head of Corporate Strategy and M&A, Senior Vice President of Next Generation Retail, Principal of StoreNo8, as well as Senior Vice President and General Merchandise Manager for Sam's Club Health & Wellness, the 590-site wholesale club's pharmacy, optical and audiology business.

Prior to Walmart, Ms. Flees was a partner at Bain & Company Inc., where she served clients across consumer goods and services, engineering and construction, industrial and oil and gas industries during her 17 years with the firm. Early in her career, she worked at Intel and at General Motors.

A native of Michigan, Ms. Flees holds a bachelor's degree in management systems from GMI Engineering & Management Institute (now Kettering University) and a Master of Business Administration from Harvard Business School.

**Qualifications:**

- Brings extensive experience in retail, M&A, and corporate strategy, giving her the experience to provide valuable insights and direction to our sales and distribution channels and strategic plan.

- Provides the skills and expertise necessary to evaluate initiatives that aim to leverage core strengths and deliver financial returns to shareholders through her executive experience with public companies.

- Served in several executive leadership roles with experience driving strategic direction and growth of an enterprise, providing her with the experience necessary to evaluate management's strategies and provide guidance on our strategic plan.



## Allan Golston

**AGE:** 58
**DIRECTOR SINCE 2017**
**COMMITTEES:** Audit and Finance Committee, Nominating and Corporate Governance Committee (Chair)

Mr. Golston has been President of the United States Program for the Bill & Melinda Gates Foundation, a private foundation that supports initiatives in education, world health and population, and community giving in the Pacific Northwest, since 2006. Mr. Golston served as Chief Financial and Administrative Officer for that foundation from 2000 to 2006. He has held positions as a finance executive with Swedish Health Services in Seattle, Washington and with the University of Colorado Hospital. Mr. Golston serves on the board of directors of Gates Philanthropy Partners, a non-profit organization. He is also a member of the board of directors of Stryker Corporation (NYSE: SYK), has served on its audit committee, and is currently a member of its nominating and corporate governance committee and chair of its compensation committee.

**Qualifications:**

- Brings extensive experience working for and investing in organizations focused on integrating business results and social responsibility that will continue to help guide us as we seek to grow our business without growing our environmental impact.

- Spent the last 25 years in executive leadership roles at the Bill & Melinda Gates Foundation where he gained expertise in initiating and leading strategic projects, including opening and operating offices in India and China, providing the experience necessary to help guide our strategic plan.

- Served in a variety of executive finance roles, including as Chief Financial and Administrative Officer for the Bill & Melinda Gates Foundation, enabling him to make valuable contributions to our Audit and Finance Committee.



### Sara Levinson

**AGE:** 74
**DIRECTOR SINCE 1996**
**COMMITTEES:** Human Resources Committee, Nominating and Corporate Governance Committee, Sustainability and Safety Committee

Ms. Levinson is a retired media, sports, and entertainment executive. She is co-founder of Katapult Studio, a digital entertainment company, and served as a director of Katapult Studio from 2013 to 2023. She served as the Non-Executive Chairman of ClubMom, Inc., an internet-based consumer relationship company, a position she held from 2002 to 2008. She previously served as Chairman and Chief Executive Officer of ClubMom, Inc. from 2000 to 2002 and as President of the Women's Group of Rodale, Inc., which was the world's leading publisher of information on healthy, active lifestyles, from 2002 to 2005. Ms. Levinson was President of NFL Properties, Inc., a trademark licensing company for the National Football League, from 1994 to 2000. Prior to that time, Ms. Levinson served as President and Business Director of MTV: Music Television, a cable television network. Ms. Levinson holds a Master of Business Administration from Columbia University and has expertise in marketing and licensing. She is also a member of the board of directors for Macy's, Inc. (NYSE: M) (retiring May 2025).

**Qualifications:**

- Provides our Board with many years of leadership and corporate governance experience from her service as an executive of several major consumer-focused companies and board member of an iconic American department store chain.

- Has served in executive and leadership roles at digital and media-based companies, including international companies such as MTV: Music Television, which allows her to provide valuable insights to the Company as we strengthen our brand experience online.

- Brings expertise in marketing and licensing, which helps the Company as we seek to maintain and grow our lifestyle brand.



## Norman Thomas Linebarger

**AGE:** 62
**DIRECTOR SINCE 2008 | PRESIDING DIRECTOR**
**COMMITTEES:** Human Resources Committee, Nominating and Corporate Governance Committee, Sustainability and Safety Committee

Mr. Linebarger served as Chairman and Chief Executive Officer of Cummins Inc. (NYSE: CMI), the largest independent maker of diesel engines and related products, from 2012 to 2022. Mr. Linebarger was also the Executive Chairman of Cummins' Board of Directors beginning in 2022 and retired from that position in 2023. Prior to his role as Chief Executive Officer, Mr. Linebarger served as President and Chief Operating Officer of Cummins from 2008 to 2012. Mr. Linebarger also served as Executive Vice President of Cummins and President of Cummins Power Generation from 2005 to 2008, as Cummins' Vice President and President of Cummins Power Generation from 2003 to 2005 and as Cummins' Chief Financial Officer from 2000 to 2003. Mr. Linebarger has a Master of Business Administration from the Stanford Graduate School of Business and a master's degree in manufacturing systems engineering from Stanford University. He has expertise in finance, engineering, international business matters, and operations. Mr. Linebarger was a director of Pactiv Corporation from 2005 to 2010 and served as Chair of the board of directors for the US-China Business Council from 2020 to 2022. Mr. Linebarger is also a member of the board of directors of Republic Services, Inc. (NYSE: RSG).

**Qualifications:**

- Brings extensive experience in manufacturing and engineering that will help guide our initiatives to launch high impact new motorcycles and related products.

- Provides the skills and expertise necessary to assess the effectiveness of our Board and its practices through his service as the former Executive Chairman of Cummins.

- Brings over 23 years of executive leadership experience with a public company to our Board and is deeply familiar with implementing initiatives designed to leverage an organization's core strengths and deliver superior returns on invested capital.



## Rafeh Masood

**AGE:** 46
**DIRECTOR SINCE 2022**
**COMMITTEES:** Audit and Finance Committee, Nominating and Corporate Governance Committee

Mr. Masood is the Chief Growth and Digital Officer of Royal Caribbean Group (NYSE: RCL), a global cruise company. In this role, he oversees digital experiences, data and AI, travel commerce platforms, and cross-brand awareness across the company's family of brands to strengthen customer relationships and drive business excellence.

Prior to joining Royal Caribbean Group in March 2023, Mr. Masood served as Executive Vice President (EVP) and Chief Customer Officer at Bed Bath & Beyond Inc., a home goods retailer, from 2021 until 2022, where he led efforts to enhance the omni-channel customer experience through e-commerce, marketing, and customer engagement strategies. Mr. Masood also served as EVP and Chief Digital Officer at Bed Bath & Beyond Inc. from 2020 until 2021.

Mr. Masood previously served as Senior Vice President and Chief Digital Officer at BJ's Wholesale Club Holdings, Inc. (NYSE: BJ), a membership-only warehouse club, where he led the company's digital and omnichannel business, including strategy, customer experience, and product development. Previously, he held leadership roles in customer innovation, technology, operations and procurement at DICK's Sporting Goods (NYSE: DKS), Sears, and BAWAG Group.

Mr. Masood holds a bachelor's degree in information systems and a Master of Business Administration from DePaul University. He also serves as an adjunct faculty member at Carnegie Mellon University's Heinz College of Information Systems and Public Policy.

**Qualifications:**

- Brings deep expertise in digital transformation, AI, and omni-channel strategy, key to advancing Harley-Davidson's strategy.

- His insights into customer engagement and the application of data and AI support the Company's efforts to strengthen brand relevance and reach both current riders and new audiences.



# Maryrose Sylvester

**AGE:** 59
**DIRECTOR SINCE 2016**
**COMMITTEES:** Human Resources Committee [Chair], Nominating and Corporate Governance Committee, Sustainability and Safety Committee

---

Ms. Sylvester previously served as U.S. Managing Director and U.S. Head of Electrification of ABB Group from 2019 to 2020. ABB Group is a multinational corporation headquartered in Zurich, Switzerland, operating mainly in areas of electrification, robotics, power, heavy electrical equipment, and automation. ABB Group's electrification business offers a wide-ranging portfolio of products, digital solutions, and services, including electric vehicle infrastructure, solar inverters, modular substations, distribution automation, power protection, and other electrical equipment. Prior to her service at ABB Group, Ms. Sylvester served as President and Chief Executive Officer of Current, powered by GE, from 2015 until 2019. Current is a digital power service business that manufactures and assembles integrated energy systems combining LEDs, solar, storage, onsite power, energy storage, solar power systems for commercial buildings, EV charging, and wireless controls systems. Ms. Sylvester also served as President and CEO of General Electric (GE) Intelligent Platforms, an industrial automation business and a maker of PLCs, Distributed Control Systems, SCADA systems, IO devices, Manufacturing Software such as MES and HMI, and embedded computing systems, as well as President and CEO of GE Lighting, a subsidiary of GE, from 2011 to 2015. GE Lighting manufactures, sources, and sells a full suite of energy-efficient lighting solutions, including systems and controls. She was employed by GE between 1988 to 2019.

Ms. Sylvester holds an undergraduate degree in Procurement and Production Management from Bowling Green State University and a Master of Business Administration from Cleveland State University. Ms. Sylvester is also a member of the board of directors of Waste Management, Inc. (NYSE: WM), Vontier Corporation (NYSE: VNT), and Flex Ltd. (Nasdaq: FLEX).

---

**Qualifications:**

- Held executive and leadership positions at various divisions of GE for 19 years, giving her a wide variety of expertise in the management and governance of a public company.

- Brings extensive consumer marketing and distribution channel experience as the former CEO of GE Lighting and former CEO and President of GE Intelligent Platforms, which allows her to assess our plans to improve operations and our go-to-market strategy.

- Brings extensive knowledge and expertise in engineering product development, including manufacturing software, wireless control systems, energy storage, EV charging, robotics, and industrial automation.

- Provides our Board with valuable insights on reducing the environmental impact of our products given her significant experience leading the development of energy-efficient products at GE.



## Jochen Zeitz

**AGE:** 61

**DIRECTOR SINCE 2007 | CHAIRMAN OF THE BOARD, PRESIDENT, AND CHIEF EXECUTIVE OFFICER**

**COMMITTEES:** Sustainability and Safety Committee (Chair)

Mr. Zeitz is the Company's Chief Executive Officer and Chairman of the Board. Mr. Zeitz has been a Director of Harley-Davidson, Inc. since 2007 and was appointed its Acting President and Chief Executive Officer from February 2020 until May 2020, when he was appointed to serve as President and Chief Executive Officer. Mr. Zeitz has served as Chairman of the Board since February 2020 and is Chair of the Board's Sustainability and Safety Committee. Mr. Zeitz served as Chairman of the Board and Chief Executive Officer of LiveWire Group, Inc. (NYSE: LVWR) from September 2022 to June 2023. Mr. Zeitz continues to serve as Chairman of the Board of LiveWire Group, Inc.

Mr. Zeitz served as Chairman and Chief Executive Officer of the sporting goods company PUMA AG from 1993 to 2011. He was also PUMA's Chief Financial Officer from 1993 to 2005. Mr. Zeitz served as a director of luxury goods company Kering (formerly PPR) from 2012 to 2016. He was a member of Kering's Executive Committee and Chief Executive Officer of its Sport & Lifestyle division from 2010 to 2012. Mr. Zeitz is an Advisor and Board Member of the Cranemere Group Limited and co-founded The B Team with Sir Richard Branson. He is also the Founder and Chairman of the ZEITZ Foundation, founder of Segera Conservancy and The Long Run, and co-founder of the Zeitz Museum of Contemporary Art Africa (Zeitz MOCAA) in Cape Town, which preserves and exhibits contemporary art from Africa and its diaspora.

**Qualifications:**

- Brings extensive executive experience restructuring and transforming a company into a premium lifestyle brand, having transformed PUMA from a low-price brand into a premium sport lifestyle brand, giving him the business experience to provide our Company with important insights as we restructure our business and strive to maintain our place as the most desirable motorcycle brand in the world.

- Served in executive and board leadership positions for over 29 years, including at Kering and PUMA, where his experience developing and marketing apparel brands to international consumers can help guide our initiatives to expand our complementary businesses and engage beyond motorcycles.

- Has supported not-for-profit initiatives including serving on the board of The B Team, an initiative that supports sustainable business practices.

# PROPOSAL 2: APPROVAL, BY ADVISORY VOTE, OF THE COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS

Our shareholders may approve, on a non-binding, advisory basis, our Named Executive Officer ("NEO") compensation as disclosed in accordance with the executive compensation disclosure rules contained in Item 402 of SEC Regulation S-K. At our 2023 Annual Meeting of Shareholders, we held a non-binding, advisory shareholder vote on the frequency of future advisory shareholder votes on the compensation of our NEOs. In 2023, our shareholders expressed a preference that advisory shareholder votes on the compensation of our NEOs be held on an annual basis, and as previously disclosed, the Company will continue to hold such votes annually. Accordingly, as required by Section 14A of the Securities Exchange Act of 1934, we are asking shareholders to approve, on an advisory basis, the compensation of our NEOs.

The vote on this proposal is not intended to address any specific element of compensation; rather, the vote relates to the compensation of our NEOs as disclosed in the "Compensation Discussion and Analysis" section and the accompanying executive compensation tables and narrative discussion contained in this Proxy Statement. The Company asks that you support the compensation of our NEOs as so disclosed. Because your vote is advisory, it will not be binding on the Human Resources Committee, the Board, or the Company. However, the Human Resources Committee will carefully review the voting results and consider them when making future decisions regarding executive compensation.

> Our executive compensation goals and guiding principles emphasize pay-for-performance. We base several elements of our standard compensation upon delivering high levels of performance relative to the performance measures that the Human Resources Committee has approved. For example: (i) the annual Short-Term Incentive Plan ("STIP") and the performance shares require that we achieve financial performance before recipients are entitled to this compensation; and (ii) the equity component of our compensation program provides greater financial benefits when our stock price is increasing. Our goals and guiding principles are as follows:
>
> - Pay-for-performance | Reward exceptional performance with higher pay outcomes, while delivering reduced or no incentive pay when performance expectations are not met;
>
> - Align interests with those of our shareholders | Use equity-based awards and stock ownership guidelines to focus management on sustainable long-term growth and share price appreciation;
>
> - Encourage outcomes and behaviors | Balance rewarding the delivery of near-term results with long-term performance, while discouraging excessive or inappropriate risks;
>
> - Align measures with our strategy and operating plan | Select performance measures that reflect our strategic objectives with goals that are challenging yet achievable during the applicable period; and
>
> - Target pay competitively and appropriately | Typically set target compensation to be competitive with the 50[th] percentile of our compensation peer group for target performance to remain market competitive and to attract and retain top executive talent.

We describe the individual elements that make up our total compensation more fully in the "Compensation Discussion and Analysis" section of this Proxy Statement. We believe our executive compensation program is structured to best support our Company and our business objectives.

For 2024, we maintained an executive compensation program aligned to The Hardwire, the Company's five-year strategic plan. The executive compensation program, as it relates to the NEOs, was comprised of four core elements: base salary, short-term incentives, long-term incentives, and employee benefits. It was designed such that compensation outcomes in years of strong performance should trend above target, while outcomes trend downward in years where performance is below expectations.

Our 2024 STIP continued with a combined HDMC and HDFS operating income performance measure and added core units retail year-over-year growth as a second performance measure. We did not meet the threshold performance level for either measure; therefore, eligible participants, including NEOs, did not earn any STIP payout.

Accordingly, for the reasons we discuss above, the Board recommends that shareholders vote in favor of the compensation of our NEOs as disclosed pursuant to Item 402 of Regulation S-K, including the Compensation Discussion and Analysis, compensation tables and narrative discussion.

The votes cast "for" this proposal must exceed the votes cast "against" this proposal for approval of the compensation of our NEOs, assuming that a quorum is present. For purposes of determining the vote regarding this proposal, abstentions and broker non-votes do not constitute a vote "for" or "against" the proposal and will be disregarded in the calculation of "votes cast." Proxies solicited by the Board will be voted "FOR" approval of the compensation unless a shareholder specifies otherwise.



**THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" APPROVAL OF THE COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS AS DISCLOSED IN THE COMPENSATION DISCUSSION AND ANALYSIS SECTION AND THE ACCOMPANYING COMPENSATION TABLES AND NARRATIVE DISCUSSION CONTAINED IN THIS PROXY STATEMENT.**

# PROPOSAL 3: RATIFICATION OF THE SELECTION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Ernst & Young LLP, an independent registered public accounting firm, performed an audit of our consolidated financial statements for the fiscal year ended December 31, 2024 and the effectiveness of our internal control over financial reporting as of December 31, 2024. The Audit and Finance Committee is responsible for the appointment, compensation, retention, and oversight of the independent auditors retained to audit our financial statements. The Audit and Finance Committee selected Ernst & Young LLP to serve as our independent registered public accounting firm for the 2025 fiscal year, and the Audit and Finance Committee is presenting this selection to shareholders for ratification. Ernst & Young LLP has served as our independent auditor since 1982. Representatives of Ernst & Young LLP will be present at the Annual Meeting to respond to shareholders' questions and to make a statement, if they so desire.

If, prior to the Annual Meeting, Ernst & Young LLP declines to act as our independent registered public accounting firm or the Audit and Finance Committee does not want to use Ernst & Young LLP as our independent registered public accounting firm, the Audit and Finance Committee will appoint another independent registered public accounting firm. The Audit and Finance Committee will present any new independent registered public accounting firm for the shareholders to ratify at the Annual Meeting. If the shareholders do not ratify the engagement of Ernst & Young LLP at the Annual Meeting, then the Audit and Finance Committee will reconsider its selection of Ernst & Young LLP.

To ratify the selection of Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2025, the votes cast "for" this proposal must exceed the votes cast "against" it. For purposes of determining the vote regarding this proposal, abstentions and broker non-votes do not constitute a vote "for" or "against" the proposal and will be disregarded in the calculation of "votes cast." Unless you specify otherwise in your proxy, the persons you have appointed will vote your shares "FOR" ratification of the selection of Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2025.

During the fiscal year ended December 31, 2024, we hired Ernst & Young LLP to perform the annual audit and to provide audit-related and tax services. The Audit and Finance Committee Charter requires that the Audit and Finance Committee pre-approve all Ernst & Young LLP services. The Audit and Finance Committee also pre-approved all fees that we incurred for services that Ernst & Young LLP provided. The fees we incurred for services that Ernst & Young LLP provided during the past two years are listed in the following table.

| FEES PAID TO ERNST & YOUNG LLP | | 2024 | | 2023 |
| --- | --- | --- | --- | --- |
| Audit fees | $ | 3,238,000 | $ | 2,938,000 |
| Audit-related fees | $ | 268,000 | $ | 275,000 |
| Tax fees | $ | 5,000 | $ | 4,000 |
| All other fees | $ | — | $ | — |
| | $ | 3,511,000 | $ | 3,217,000 |

Audit fees included fees for the audit of our consolidated financial statements and our internal control over financial reporting as required by Section 404 of the Sarbanes-Oxley Act of 2002. This category also includes fees for audits of subsidiaries of the Company and audits provided in connection with government filings or services that generally only the principal auditor can reasonably provide to a client, such as comfort letters, procedures related to debt financing, consents and reviews of documents that we file with the SEC. Audit-related services included audits of employee benefit plans and consultation on accounting and internal control matters. Tax services included tax advice, planning, compliance, and transaction consulting.

To assure continuing external auditor independence, the Audit and Finance Committee consider whether there should be a regular rotation of the independent external audit firm, review and evaluate the lead audit partner and their team and ensure the rotation of the lead audit partner and other audit personnel as appropriate or required by applicable laws and regulations. The Audit and Finance Committee has procedures for pre-approving all audit and non-audit services that the independent registered public accounting firm provides. These procedures include reviewing and approving the services and a budget for audit and permitted non-audit services. The budget includes a description of, and a budgeted amount for, particular categories of non-audit services that are recurring in nature and that we anticipate at the time we prepare the budget. In addition, the Audit and Finance Committee has established a policy that the fees we pay for non-audit services must be less than the fees we pay for audit and audit-related services. Audit and Finance Committee approval is required to exceed the budget amount for a particular category of non-audit services and to engage the independent registered public accounting firm for any non-audit services not included in the budget. For both types of pre-approval, the Audit and Finance Committee considers whether the services are consistent with the SEC's rules on auditor independence. The Audit and Finance Committee also considers whether the independent registered public accounting firm is best positioned to provide the most effective and efficient service. The Audit and Finance Committee may delegate pre-approval authority to one or more members of the Audit and Finance Committee. The Audit and Finance Committee monitors the services that our independent registered public accounting firm provides and the actual fees we paid to the independent registered public accounting firm to ensure that the services are within the parameters that the Audit and Finance Committee has approved.

The members of the Audit and Finance Committee and the Board believe the continued retention of Ernst & Young LLP as our independent registered public accounting firm is in the best interests of the Company and its shareholders.



**THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" RATIFICATION OF THE SELECTION OF ERNST & YOUNG LLP AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE FISCAL YEAR ENDING DECEMBER 31, 2025.**

# PROPOSAL 4: APPROVAL OF THE HARLEY-DAVIDSON, INC. 2025 DIRECTOR STOCK PLAN

We are seeking shareholder approval of the Harley-Davidson, Inc. 2025 Director Stock Plan (the "2025 Director Stock Plan"). The Board has approved the 2025 Director Stock Plan, subject to shareholder approval, to make an additional 350,000 shares available for issuance for future awards as of May 14, 2025.

The Amended and Restated Harley-Davidson, Inc. Director Stock Plan was last approved by shareholders at the 2018 annual meeting of shareholders (the "2018 Plan"). We are asking shareholders to approve the 2025 Director Stock Plan, which increases the authorized share amount under the 2018 Plan. When shareholders approved the 2018 Plan, the plan allowed the Company to issue 350,000 shares after that approval. As of December 31, 2024, only 50,769 shares remained available for issuance under the 2018 Plan because 299,231 shares had been issued since shareholders approved it. We have not issued, and will not issue, any additional shares under the 2018 Plan between December 31, 2024 and the date of the Annual Meeting. If shareholders approve the 2025 Director Stock Plan at the Annual Meeting, they would be approving an increase in the number of shares of our common stock available for issuance by 350,000 shares, resulting in 400,769 shares available for issuance after that approval. If shareholders do not approve the 2025 Director Stock Plan at the Annual Meeting, then the number of shares available for issuance under the 2018 Plan will not increase and the remaining shares may not be sufficient to continue to provide competitive levels of equity compensation for our nonemployee directors.

## Description of the 2025 Director Stock Plan

The following is a summary of the principal features of the 2025 Director Stock Plan and, where indicated, any material differences from the 2018 Plan. The following summary description is qualified in its entirety by reference to the full text of the 2025 Director Stock Plan, which is attached to this Proxy Statement as Appendix A.

*Purpose.* The 2025 Director Stock Plan provides compensation to nonemployee directors in the form of Company common stock or in share units. Each share unit represents the right to receive one share of Company common stock and therefore has the value of one share of Company common stock. Such compensation should provide an increased incentive for nonemployee directors to contribute to the future success and prosperity of the Company. The Board believes this will, in turn, enhance the value of the stock for the benefit of the shareholders and increase the ability of the Company to attract and retain Directors of exceptional skill upon whom, in large measure, its sustained growth and profitability depend. This purpose is consistent with our stock ownership guidelines applicable to Directors which stipulate that all Directors hold five times their annual retainer in shares of common stock.

*Administration.* The Human Resources Committee administers the 2025 Director Stock Plan.

*Eligibility.* Nonemployee members of the Board of Directors (and no other persons) are eligible to participate in the 2025 Director Stock Plan. We currently have nine nonemployee directors who are eligible to participate in the 2025 Director Stock Plan.

*Shares Subject to the Plan.* When shareholders approved the 2018 Plan, the plan allowed us to issue 350,000 shares of common stock (subject to adjustment as provided in the 2018 Plan). As of December 31, 2024, only 50,769 shares remained available for issuance under the 2018 Plan because 299,231 shares have been issued since shareholders approved it. If shareholders approve the 2025 Director Stock Plan at the Annual Meeting, they would be approving an increase in the number of shares of our common stock available for issuance by 350,000 shares, resulting in 400,769 shares available for issuance after that approval (subject to adjustment as provided in the 2025 Director Stock Plan).

*Share Unit Grants.* Under the 2025 Director Stock Plan, each nonemployee director will, as of the first business day following each annual meeting of shareholders, receive a grant of such number of share units as the Board determines. All grants of share units immediately vest in full on the date of grant. Any person who is first elected as a nonemployee director at a time other than at an annual meeting of shareholders will automatically be granted, as of the first business day following the first meeting of the Board or a committee of the Board that the Director attends, a number of share units equal to the number of share units last granted to each of the other nonemployee directors. All payments in respect of share units will be made in shares of Company common stock by converting share units into Company common stock on a one-for-one basis. However, if shares of Company common stock are not available for delivery, all or part of the payment may be made in cash, in which case the cash payment will be determined by multiplying the number of share units to be paid by the fair market value of a share of Company common stock on the last business day prior to the date payment is made. If a fractional share is required to be delivered, one full share shall be delivered in lieu thereof. In connection with the 2024 annual meeting of shareholders, the Board approved a grant of share units to each nonemployee director valued at $145,000, which resulted in grants of approximately 4,095 share units to each Director.

*Annual Compensation Limit.* A nonemployee director's compensation for services performed as a nonemployee director, including the value of equity awards granted under the 2025 Director Stock Plan, annual retainer fees, and other cash compensation, may not exceed $1,000,000 in the aggregate in a fiscal year.

*Share Election.* A nonemployee director may elect to receive either 50% or 100% of his or her annual retainer fee in the form of Company common stock, with the receipt of such shares to be in lieu of any cash payment for that portion of his or her annual retainer fee. However, if, at the time an annual retainer fee is payable, a nonemployee director satisfies the Company's stock ownership guidelines applicable to Directors, through the ownership of Company common stock and/or share units credited to his or her plan account, then the nonemployee director may make an election to receive 0% of such annual retainer fee in the form of Company common stock. If a nonemployee director has not made an election, the Director will be deemed to have made an election to receive 50% of his or her annual retainer fee in the form of Company common stock. We discuss the amount of the annual retainer for 2024 below under "Narrative to Director Compensation Table" on page 61. The Company's Director Compensation Policy provides the amounts of compensation that nonemployee directors receive under the 2018 Plan and otherwise including an annual retainer. The amounts that nonemployee directors received under the 2018 Plan during 2024 are set forth under "Executive Compensation - Director Compensation."

*Transfer of Shares.* Subject to any deferral election, shares issuable to a nonemployee director are transferred to such Director as of the first business day following each annual meeting of shareholders, except that, for a Director elected to the Board at a time other than at an annual meeting of shareholders, shares are transferred to such Director as of the first business day following the first meeting of the Board or a committee of the Board that the Director attends. The total number of shares to be so transferred is determined by dividing the dollar amount of the annual retainer fee payable by the fair market value of a share of Company common stock on the day on which the annual retainer fee is payable.

*Deferral Election.* Each nonemployee director may make an election to defer receiving all, 50% or none of the shares that would otherwise be transferred to such nonemployee director with respect to any annual retainer fees otherwise earned after the effective date of the election.

*Transferability Restrictions.* Nonemployee directors generally may not subject their right to payment under the 2025 Director Stock Plan in any manner to anticipation, alienation, sale, transfer, assignment, pledge, encumbrance, or garnishment.

*Termination of or Change to the 2025 Director Stock Plan.* The Human Resources Committee may at any time suspend or terminate the 2025 Director Stock Plan or, subject to applicable limitations of the New York Stock Exchange and Rule 16b-3 under the Securities Exchange Act of 1934, amend the 2025 Director Stock Plan as it deems advisable.

*New Plan Benefits.* Only non-executive directors are entitled to receive benefits under the 2025 Director Stock Plan. The Board has the discretion to determine the number of share units to grant to each nonemployee director on an annual basis. Accordingly, the Company cannot currently determine the number of share units that Directors may receive under the 2025 Director Stock Plan. In addition to annual grants of share units, the 2025 Stock Plan entitles (and in some circumstances requires) nonemployee directors to elect to receive a portion of their annual retainer in shares of Company common stock. It is possible that a Director will not elect to receive any portion of his or her retainer in shares of Company common stock. Further, to the extent a Director makes such an election, the value that the Director receives as a result of the election has the effect of reducing, on a dollar-for-dollar basis, the amount of the retainer that the Director would have received in cash. Accordingly, we do not believe the opportunity to make this election under the 2025 Director Stock Plan results in a determinable benefit to nonemployee directors.

*Vote Requirement.* The affirmative vote of a majority of the votes cast on the proposal at the Annual Meeting is required for approval of the 2025 Director Stock Plan. For purposes of determining the vote regarding this proposal, abstentions and broker nonvotes will have no impact on the vote. Proxies solicited by the Board will be voted "FOR" approval of the 2025 Director Stock Plan unless a shareholder specifies otherwise.

*Equity Compensation Plan Information.* In accordance with SEC requirements, the following table provides information about awards outstanding and shares remaining available under the 2018 Plan and all of the Company's other equity compensation plans (including any individual compensation arrangements) as of December 31, 2024:

| Plan Category | Number of securities to be issued upon the exercise of outstanding options | Weighted-average exercise price of outstanding options | Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in the first column) |
|---|---|---|---|
| **Equity compensation plans approved by shareholders:** | | | |
| Management employees | 528,173 | $38.06 | 3,722,017 |
| **Non employees:** | | | |
| Board of Directors | | | 50,769 |
| **Total all plans** | 528,173 | | 3,772,786 |

Plan documents for each of the Company's equity compensation plans have been filed with the SEC on a timely basis and are included in the list of exhibits to our annual report on Form 10-K. Equity compensation plans not submitted to shareholders for approval were adopted prior to current regulations requiring such approval and have not been materially altered since adoption.

 **THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" APPROVAL OF THE HARLEY-DAVIDSON, INC. 2025 DIRECTOR STOCK PLAN.**



## OTHER MATTERS TO COME BEFORE THE ANNUAL MEETING

The Board and management do not intend to bring any matters before the Annual Meeting other than those to which we referred in the Notice of Annual Meeting and this Proxy Statement. If any other matters come before the Annual Meeting, the persons named in the proxy cards intend to vote the shares that shareholders have authorized those persons to vote in accordance with their judgment on those matters. To bring business before an Annual Meeting, a shareholder must give written notice to our Corporate Secretary before the meeting and comply with the terms and time periods that our Restated Articles of Incorporation specify, as supplemented by our By-laws (see "Shareholder Proposals"). No shareholder has given written notice to our Corporate Secretary of their desire to bring business before the Annual Meeting in compliance with the terms and time periods in our Restated Articles of Incorporation and By-laws.



The Board believes that strong corporate governance practices and shareholder rights are important. The following table highlights the Board's robust corporate governance practices and the Company's shareholder rights.

| Board Summary | Shareholder Rights Summary |
|---|---|
| • Separate and Independent Chairman or empowered Presiding Director* | • 10% of shareholders can call a special meeting |
| • Majority voting for Directors with robust resignation policy for holdover Directors and plurality carve-out for contested elections | • No material restriction on the right to call special meeting |
| • Director stock ownership requirement | • No supermajority vote for M&A transactions |
| • Board nominees 90% independent and 50% diverse | • No poison pill |
| • No Directors on excessive number of boards | • No dual-class stock |
| • Annual election of all Directors | • Proxy access |
| • Three Directors refreshed in the last 5 years (four if Ms. Flees is elected) | • No material restriction on shareholders amending by-laws or articles of incorporation |
| • Maintained a Committee focused on sustainability and safety | • No cumulative voting |

*A Presiding Director is elected by the Nominating and Corporate Governance Committee when the Chairman is not independent.

## INDEPENDENCE OF DIRECTORS

The Board has affirmatively determined that nine of our ten Director nominees, Mses. Flees, Levinson and Sylvester and Messrs. Alstead, Dourdeville, Farley, Golston, Masood, and Linebarger qualify as independent Directors under New York Stock Exchange rules. Mr. Zeitz does not currently qualify as independent because he serves as our President and Chief Executive Officer.

For additional information, please see the "Certain Transactions" section of this Proxy Statement.

## BOARD COMMITTEES

The Board has four standing committees: the Audit and Finance Committee, the Human Resources Committee, the Nominating and Corporate Governance Committee, and the Sustainability and Safety Committee. The Corporate Governance link at *https://investor.harley-davidson.com* contains the charter for each of the Committees. We are not including the information contained on our website or the Committee charters as part of, or incorporating them by reference into, this Proxy Statement. The following describes the Committees and identifies their members as of April 3, 2025.

<table>
<tr><td colspan="2">**AUDIT AND FINANCE COMMITTEE**</td></tr>
<tr>
<td>**Members:**<br><br>Troy Alstead, Chair<br>James Duncan Farley, Jr.<br>Allan Golston<br>Rafeh Masood</td>
<td>Audit and Finance Committee responsibilities identified in its Charter include:<br><br>
• oversight of the integrity of our financial statements and the financial reporting process;<br>
• oversight of the systems of internal control over financial reporting;<br>
• oversight of the internal audit function;<br>
• oversight of cybersecurity risks;<br>
• retention, compensation, and termination of the independent registered public accounting firm;<br>
• oversight of the annual independent audit of our financial statements;<br>
• review of independent registered public accounting firm's qualifications and independence;<br>
• oversight of liquidity, hedging, and risk management matters;<br>
• oversight of capital structure matters;<br>
• review of matters within the responsibility of the Company's Retirement Plans Committee;<br>
• oversight of compliance with legal and regulatory requirements; and<br>
• review with management the Company's tax strategy and planning.<br><br>
Cybersecurity Governance Highlights<br>
• management reports quarterly to the Audit and Finance Committee, including reports on any significant cyber breaches (no such breach reported in the past three years).</td>
</tr>
<tr>
<td>**Number of Meetings in 2024:**  11</td>
<td></td>
</tr>
</table>

In May 2024, the Audit and Finance Committee reviewed the Audit and Finance Committee Charter and recommended to the Board, and the Board approved, revisions to the charter to align policy references within the charter to updated Company policies.

The Board has determined that all members of the Audit and Finance Committee are independent and financially literate pursuant to New York Stock Exchange rules. The Board has also determined that Messrs. Alstead, Farley and Golston are audit committee financial experts within the meaning of the rules of the Securities and Exchange Commission ("SEC"). The section below under the heading "Audit and Finance Committee Report" discusses the functions of the Audit and Finance Committee and its activities during fiscal year 2024.

| HUMAN RESOURCES COMMITTEE | |
|---|---|
| **Members:**<br><br>Maryrose Sylvester, Chair<br>Jared D. Dourdeville<br>Sara Levinson<br>Norman Thomas Linebarger | <u>Human Resources Committee responsibilities identified in its Charter include:</u><br><br>• establish goals and objectives with the CEO and evaluate at least annually the performance of the CEO in light of these goals and objectives;<br><br>• review the Company's management overall to develop a CEO succession plan for recommendation to the Board;<br><br>• review and approve the total compensation of the CEO on an annual basis, including base salary, with input from all independent Directors on the Board (who comprise the Nominating and Corporate Governance Committee) on the performance of the CEO in meeting their goals and objectives concerning the CEO's total compensation;<br><br>• review overall compensation policies, and plans for executive officers and other employees and, if necessary, recommend plans to shareholders;<br><br>• produce a report on executive compensation and review the Compensation Discussion and Analysis that we must include in our Proxy Statement;<br><br>• exercise the authority of the Board to adopt and amend compensation plans for executive officers and other employees, and recommend plans to shareholders;<br><br>• evaluate Company management performance overall and recommend management successors;<br><br>• review with management and make recommendations to the Board regarding the selection and retention of officers of the Company;<br><br>• review, approve, and administer any Clawback Policy or provisions allowing the Company to recoup or otherwise recover compensation paid or payable to current and former executive officers and other employees of the Company;<br><br>• make recommendations regarding stock ownership levels for our executives, including executive officers as set forth in our Stock Ownership Guidelines and monitor such levels;<br><br>• make recommendations to the Board regarding the Company's Stock Ownership Guidelines as they relate to members of the Board, the Company's executive officers and its senior leaders and monitor compliance with such Guidelines;<br><br>• review potential conflicts of interest, disclosure of any related waivers, and any other potential Code of Conduct violations by any of our executive officers (other than the CEO);<br><br>• make determinations regarding shareholder advisory votes on the compensation of NEOs;<br><br>• review our policies applicable to executive officers regarding trading and hedging involving Company securities; and |
| **Number of Meetings in 2024:**      **4** | • exercise the authority of the Board to review, establish, amend and revise Board compensation levels, plans and policies and, to the full extent permitted by rules of the New York Stock Exchange and applicable laws, regulations and rules, exercise the authority of the Board to adopt, administer, and amend compensation plans for Directors and recommend such plans to shareholders, as appropriate and required. |

In December 2024, the Human Resources Committee reviewed its Charter and recommended to the Board that no changes were necessary.

The Board has determined that all members of the Human Resources Committee are independent under New York Stock Exchange rules.

The Human Resources Committee has overall responsibility for approving total direct compensation (consisting of base salaries, short-term incentive compensation and long-term incentive compensation) for our executive officers. In addition, the Human Resources Committee reviews other aspects of compensation, such as deferred compensation plans, retirement plans, and health and welfare plans.

The Human Resources Committee has the authority to engage the services of outside advisors, experts, and others to assist it in performing its responsibilities. Effective April 1, 2024, the Human Resources Committee retained Semler Brossy Consulting Group to provide services and advice related to executive compensation. Semler Brossy replaced Pay Governance who had been the executive compensation consultant since 2021. On an annual basis, the Human Resources Committee reviews and approves the scope of the independent consultant's services regarding executive compensation, the consultant's performance and the fees related to work the consultants performed for the Human Resources Committee. The Human Resources Committee retains the right to terminate Semler Brossy's services at any time. The independent consultant's primary responsibilities to the Human Resources Committee include:

- Providing independent competitive market data and advice related to our CEO's compensation level and incentive design;

- Reviewing our compensation levels, performance goals and incentive designs for the NEOs; and

- Providing benchmark data on executive compensation.

The Human Resources Committee has considered all factors relevant to the independence from management of Semler Brossy and Pay Governance and determined that Semler Brossy is independent and Pay Governance was independent, and that the performance of services by Semler Brossy and Pay Governance raised or raises no conflict of interest. The Human Resources Committee's conclusion was based in part on a report that both Semler Brossy and Pay Governance provided to the Committee, which is intended to reveal any potential conflicts of interest.

In general, each December, the Human Resources Committee reviews executive compensation benchmarking data that the independent consultant prepares. The CEO then proposes total target compensation, consisting of a base salary, a target short-term incentive opportunity, and a target value of long-term incentive opportunity for NEOs (except with respect to their own compensation) based on benchmark data, as well as Company and individual performance. The CEO's recommendations are subject to review and approval by the Human Resources Committee, which makes the final determination.

The Human Resources Committee establishes goals and objectives with the CEO and evaluates at least annually the performance of the CEO in light of these goals and objectives. The Human Resources Committee reviews and approves the total compensation of the CEO on an annual basis, including base salary, with input from all of the independent Directors on the Board (who comprise the Nominating and Corporate Governance Committee) on the performance of the CEO in meeting their goals and objectives and concerning the CEO's total compensation.

The Human Resources Committee annually approves a Short-Term Incentive Plan ("STIP") to motivate and reward the performance of employees of HDMC and HDFS. The Human Resources Committee also reviews and approves target STIP opportunities for our executive leadership team, which is comprised of our CEO, all NEOs, and executives who report directly to the CEO. The Human Resources Committee approves grants of awards to the executive leadership team and the CEO approves grants to other employees within parameters that the Human Resources Committee has approved. The Human Resources Committee has authorized the CEO to make equity grants to employees in certain other instances (except to executives who report directly to the CEO, including all NEOs), including to help recruit a new employee, retain a current employee, or reward an employee for exceptional service or such other instance that the CEO believes is in the Company's best interest.

The Human Resources Committee establishes, reviews, and revises compensation levels, plans, and policies pertaining to non-employee members of the Board. The Human Resources Committee, working with management and third-party compensation consultants and reviewing benchmarked data from a comparator group of companies, determines Director compensation that it believes is competitive with these companies. The Human Resources Committee periodically reviews and revises, when necessary, the Director Compensation Policy, generally with the aid of a compensation consultant.

| NOMINATING AND CORPORATE GOVERNANCE COMMITTEE | |
|---|---|
| **Members:**<br><br>Allan Golston, Chair<br>Troy Alstead<br>Jared D. Dourdeville<br>James Duncan Farley, Jr.<br>Rafeh Masood<br>Sara Levinson<br>Norman Thomas Linebarger<br>Maryrose Sylvester | Nominating and Corporate Governance Committee responsibilities identified in its Charter include:<br><br>• identify and make recommendations to the Board on individuals qualified to serve as Board members consistent with the criteria that the Board has approved;<br>• review and recommend the re-nomination of current Directors;<br>• review and recommend Committee appointments;<br>• lead the Board in its annual review of the Board's and its Committees' performance;<br>• provide input to the Human Resources Committee on the performance of the CEO in meeting their goals and objectives and concerning the CEO's total compensation;<br>• maintain our Code of Conduct;<br>• maintain a process for review of potential conflicts of interest;<br>• review potential conflicts of interest and other potential Code of Conduct violations by our CEO or Directors;<br>• review the disclosure of any waivers of conflicts of interest or other Code of Conduct violations by our CEO or Directors;<br>• review and reassess annually our Corporate Governance Policy and recommend any proposed changes to the Board for approval;<br>• consider and evaluate potential nominees for Director that a shareholder of the Company recommends;<br>• consider and make recommendations to the Board concerning any resignation submitted by a Director;<br>• appoint a Presiding Director when the Chairman is not independent who will: (i) preside at the executive sessions of the non-management and/or independent directors; and (ii) serve as a contact for interested parties who wish to communicate with non-management directors;<br>• review our policies applicable to Directors regarding trading and hedging involving Company securities; and |
| **Number of Meetings in 2024:**    **4** | • perform other related tasks, such as studying and making recommendations to the Board concerning the size and Committee structure of the Board. |

In December 2024, the Nominating and Corporate Governance Committee reviewed its Charter and recommended to the Board, that no changes were necessary.

The Board has determined that all members of the Nominating and Corporate Governance Committee are independent under New York Stock Exchange rules.

The Nominating and Corporate Governance Committee Charter outlines the criteria for identifying and recommending new candidates to serve on the Board. In considering any potential candidate for the Board, the Nominating and Corporate Governance Committee considers the following qualifications:

• Principal employment;

• Expertise relevant to the Company's business;

• Whether the potential candidate will add diversity to the Board, including whether the potential candidate brings complementary skills and viewpoints;

• Time commitments, particularly the number of other boards on which the potential candidate may serve;

• Independence and absence of conflicts of interest under New York Stock Exchange rules and other laws, regulations, and rules;

• Financial literacy and expertise; and

• Personal qualities, including strength of character, maturity of thought process and judgment, values, and ability to work with collegiality.

The Nominating and Corporate Governance Committee continuously assesses potential candidates for the Board. The Nominating and Corporate Governance Committee works with a third-party executive search, corporate culture, and leadership consultant to identify potential candidates for consideration for the Board and used this firm to identify Ms. Flees as a candidate for the Board.

The Nominating and Corporate Governance Committee will consider candidates that shareholders recommend. Shareholders may recommend candidates for the Nominating and Corporate Governance Committee to consider by writing to the Nominating and Corporate Governance Committee in care of our Corporate Secretary, Harley-Davidson, Inc., 3700 West Juneau Avenue, P.O. Box 653, Milwaukee, Wisconsin 53201-0653. The Nominating and Corporate Governance Committee's policy regarding Director candidates that shareholders recommend and the process for evaluating the nominees are as follows:

- If a shareholder has complied with procedures to recommend Director candidates that the Nominating and Corporate Governance Committee has established, then the Nominating and Corporate Governance Committee will consider Director candidates that the shareholder has recommended for the Board.

- In making recommendations to the Board of one or more candidates to serve as a Director, the Nominating and Corporate Governance Committee will examine each Director candidate on a case-by-case basis, regardless of who recommended the candidate. The Nominating and Corporate Governance Committee evaluates candidates in the same manner, whether a shareholder or the Board has recommended the candidate.

- In general, for each candidate that any person or group brings to the attention of the Nominating and Corporate Governance Committee for consideration for nomination as a Director, the Chair of the Nominating and Corporate Governance Committee will first determine whether the Nominating and Corporate Governance Committee should consider the candidate at that time based on factors the Chair deems relevant, including our current need for qualified candidates and the Chair's view as to whether the candidate has sufficient qualifications for further consideration for nomination as a Director.

- If the Chair determines that the Nominating and Corporate Governance Committee should consider the candidate, then the Chair will report that determination to the Nominating and Corporate Governance Committee and communicate all relevant information to the Nominating and Corporate Governance Committee.

- Each Nominating and Corporate Governance Committee member is responsible for sending feedback on a candidate to the Chair. The Nominating and Corporate Governance Committee may take any additional steps it deems necessary to determine whether to recommend the candidate to the full Board.

To enable the Nominating and Corporate Governance Committee to consider a shareholder recommendation in connection with the 2026 Annual Meeting of Shareholders, we must receive the recommendation on or before December 4, 2025.

Submitting a shareholder recommendation to the Nominating and Corporate Governance Committee does not ensure that shareholders will have an opportunity to vote on the shareholder's candidate because the Nominating and Corporate Governance Committee may determine not to recommend the candidate to the full Board or the full Board may determine not to recommend the candidate to shareholders. Any shareholder who wants to ensure that shareholders will have an opportunity to vote on the shareholder's candidate has two options:

Our By-laws and Restated Articles of Incorporation, as amended, allow for Director candidate nominations through proxy access. Under this proxy access process, a shareholder or group of up to 20 shareholders who collectively have owned at least 3% of the Company's outstanding common stock continuously for at least three years, may seek to include Director nominees in our proxy materials at our annual meeting. The maximum number of Director nominees that may be submitted pursuant to these provisions may not exceed 20% of the total number of Directors, rounded down to the nearest whole number (but not less than two) (the "Cap"), provided that the shareholders and nominees satisfy the requirements specified in the By-laws. The following individuals will count toward the Cap: (i) any existing Director if originally nominated and elected under the proxy access By-law within the last two years and whose reelection at the upcoming annual meeting is being recommended by the Board; (ii) any nominee who is subsequently withdrawn or that the Board itself decides to nominate for election at that annual meeting (*e.g.*, pursuant to a settlement); and (iii) any nominee for whom the Company received one or more valid shareholder notices nominating such persons for election under the advance notice provision of the Company's Restated Articles of Incorporation within the two preceding years.

We must receive notice of a shareholder's Director nomination for the 2026 Annual Meeting of Shareholders pursuant to the proxy access By-law provision no sooner than November 4, 2025 and no later than December 4, 2025. If the notice is received outside of that time frame, then we are not required to include the nominees in our proxy materials for the 2026 Annual Meeting of Shareholders.

The other option is that a shareholder may nominate a Director candidate for the shareholders to vote on at the 2026 Annual Meeting of Shareholders by giving proper written notice to our Corporate Secretary in advance of the 2026 Annual Meeting of Shareholders. To give that proper notice, a shareholder must comply with the terms and time periods of our Restated Articles of Incorporation as supplemented by our By-laws. Our Restated Articles of Incorporation state that a shareholder must give written notice that complies with the Restated Articles of Incorporation and By-laws to our Corporate Secretary not less than 60 days before the date in 2026 corresponding to the date we released this Proxy Statement to our shareholders. Because we anticipate mailing the Notice of Internet Availability of Proxy Materials on April 3, 2025, we must receive notice of a nomination for a Director candidate for shareholders to consider at the 2026 Annual Meeting of Shareholders no later than February 2, 2026. Even if a shareholder delivers a timely notice and otherwise complies with the terms and time periods of our Restated Articles of Incorporation and By-laws, we will not be obligated to name the shareholder's candidate in our Proxy Statement. Also, stockholders who intend to solicit proxies in support of Director nominees other than the Company's nominees must comply with the additional requirements of SEC Rule 14a-19(b).

| SUSTAINABILITY AND SAFETY COMMITTEE | |
|---|---|
| **Members:**<br><br>Jochen Zeitz, Chair<br>Sara Levinson<br>Norman Thomas Linebarger<br>Maryrose Sylvester | Sustainability and Safety Committee responsibilities identified in its Charter include:<br>• monitor the social, political, environmental, public policy, legislative and regulatory trends, issues, and concerns that could affect the Company's sustainability models, processes, resources, activities, strategies, and other capabilities, and make recommendations to the Board and management regarding how the Company should respond to social and environmental trends, issues, and concerns to more effectively achieve its sustainability goals;<br>• monitor the Company's safety performance, initiatives, policies processes, general safety trends, issues, and concerns that could affect the Company's customers, employees, or other stakeholders, and make recommendations to the Board and management regarding how the Company should address these matters;<br>• assist management in setting strategy, establishing goals, and integrating social, environmental, and safety shared value creation and inclusion into daily business activities across the Company consistent with sustainable growth;<br>• review new technologies and other innovations that will permit the Company to: (i) achieve sustainable growth without growing our environmental impact; and (ii) enhance the Company's safety initiatives; and |
| **Number of Meetings in 2024:**    3 | • consider the impact that the Company's sustainability policies, practices and strategies have on employees, customers, dealers, suppliers, the environment, and the communities in which the Company operates and where its customers ride. |

In 2011, the Board formed the Sustainability Committee, and in 2019, the Board renamed the Committee the Brand and Sustainability Committee and approved a revised charter for the Brand and Sustainability Committee. In May 2023, the Board renamed the Committee the Brand, Sustainability, and Safety Committee and approved a revised charter for the Brand, Sustainability, and Safety Committee. In February 2024, the Board renamed the Committee the Sustainability and Safety Committee, and the Board approved changes to the Charter removing brand responsibilities from the Committee, which are now performed by the full Board. In November 2024, the Committee reviewed its Charter and recommended to the Board that no changes were necessary.

The Sustainability and Safety Committee plays an integral role in providing oversight, advice, and assistance to the Board and to the Company's management in developing, implementing and monitoring social and environmental policies, practices, and strategies to foster sustainable growth of the Company on a global basis. We define sustainable growth as the ability to grow and operate our business by preserving and renewing the Company's heritage through global opportunities for shared value creation and inclusion. Sustainable growth is driven through leadership and continually challenging the Company's business model, strategies, processes, products, services, and other capabilities to realize the substantial long-term value of the Company, our heritage, our environment, and our people.

As part of providing oversight, advice, and assistance to the Board in fostering sustainable growth, the Sustainability and Safety Committee assists the Board in ensuring that the Company grows sustainably without increasing our environmental impact, which is consistent with the Company's current strategic plan, The Hardwire and our long-term sustainability objective.

## BOARD MEETINGS, ATTENDANCE, EXECUTIVE SESSIONS, AND ANNUAL MEETING ATTENDANCE

In 2024, there were six meetings of the Board. All Director nominees attended at least 75% of the meetings of the Board and the Committees on which they served during 2024. Our Board and Committee meetings are generally set two years in advance.

The Board met in an executive session of independent Directors during each regularly scheduled quarterly meeting, without management present and plans to continue that practice going forward. Since 2020, Mr. Linebarger has been our Presiding Director and presided over the executive sessions of the independent Directors.

Unless a Director has an unexpected conflict in their schedule, we expect all Directors to attend the Annual Meeting. All Directors attended the 2024 Annual Meeting.

## LEADERSHIP STRUCTURE

Mr. Zeitz has been the Chairman of our Board and our President and Chief Executive Officer since 2020. Because the roles of the Chairman and the Chief Executive Officer are currently combined and our Chairman is not considered independent, we have a Presiding Director, who is elected by the Nominating and Corporate Governance Committee. Mr. Linebarger is currently serving as our Presiding Director. Our Corporate Governance Policy gives the Board the flexibility and authority to modify this leadership structure as and when appropriate to best address the Company's current circumstances and to advance the best interests of all shareholders.

The Board believes the current structure, whereby a single individual acts both as CEO and Chairman streamlines accountability for our performance and provides centralized management and direction for the Company, allowing for a single, clear focus for management to execute the Company's business strategies. The Board believes the following ensures an appropriate level of management oversight and independence: (i) the number of independent, experienced Directors that make up the Board; (ii) the roles in the oversight of risk management that Committees of the Board have, as discussed below; and (iii) the independent oversight and responsibilities of the Presiding Director.

The primary roles of the Presiding Director are to assist the Chairman in managing the governance of the Board and to serve as a liaison between the Chairman and other Directors. The Presiding Director will: (i) preside at all meetings of the Board at which the Chairman is not present, including all executive sessions of the non-management and/or independent Directors; (ii) have the authority to call meetings of the non-management and/or independent Directors; and (iii) serve as a contact for interested parties who wish to communicate with non-management Directors.

## THE BOARD'S ROLE IN THE OVERSIGHT OF RISK

Our Board has been actively overseeing the Company's continued critical work of executing its five-year strategic plan to drive profitable growth. Our Board assesses and considers the risks we face on an ongoing basis, including risks that are associated with our financial position, our competitive position, and the impact of our operations on our cost structure. Our Board's approach to risk management includes understanding the risks we face, analyzing them with the latest information available and determining the steps that should be taken to manage those risks.

While the Board has the ultimate responsibility for oversight of the risk management process, various Committees of the Board have a role in the oversight of risk management. In particular, the Audit and Finance Committee focuses on financial risk, including the oversight of the systems of internal control over financial reporting, and it receives an assessment of the Company's systems to monitor and manage business risk from our independent registered public accounting firm. The Company's Internal Audit function regularly reviews risk management processes and internal controls with the Audit and Finance Committee. The Audit and Finance Committee, on behalf of the Board of Directors, has oversight responsibility for enterprise risk and enterprise risk management systems for the Company. The Audit and Finance Committee is actively involved in reviewing the Company's information security and technology risks and opportunities, including cybersecurity, and discusses these topics on a regular basis. The Audit and Finance Committee also monitors cybersecurity risk and receives a report from the Chief Information Security and Data Privacy Officer at each regular Audit and Finance Committee meeting, as well as a report on legal and compliance matters. In addition, the Human Resources Committee reviews our compensation program for compensation risk as we describe further in the "Compensation Discussion and Analysis" section of this Proxy Statement. Risk management is an integral part of our annual strategic planning process.

## SHAREHOLDER COMMUNICATION WITH THE BOARD

Shareholders and other parties interested in communicating with our Presiding Director or non-management Directors, including Committee Chairs, may do so by writing to such Director, in care of our Corporate Secretary, Harley-Davidson, Inc., 3700 West Juneau Avenue, P.O. Box 653, Milwaukee, Wisconsin 53201-0653. The Corporate Governance area on our investor relations website located at *https://investor.harley-davidson.com* lists the current members of the Board. We open and forward all mail to the Director or Directors specified in the communication.

## POLICIES AND PROCEDURES GOVERNING RELATED PERSON TRANSACTIONS

In December 2002, our Nominating and Corporate Governance Committee adopted a written policy, which we refer to as our Conflict of Interest Process for Directors, Executive Officers, and other Employees, regarding transactions with related persons. The Nominating and Corporate Governance Committee amended this Policy in December 2003. In March 2025, the Nominating and Corporate Governance Committee approved adoption of a Conflict of Interest Policy, replacing the previously amended Policy.

Under the Conflict of Interest Policy, conflict of interest issues for the CEO, executive officers or any Director are submitted to and reviewed by the Chief Legal Officer, who will determine whether to require removal of the conflict of interest or escalate the conflict of interest issue to the Nominating and Corporate Governance Committee for review. For conflict of interest issues involving the Chief Legal Officer, the CEO will review and determine whether to require the removal of the conflict of interest or escalate the issue to the Nominating and Corporate Governance Committee. The Nominating and Corporate Governance Committee will determine whether to grant a waiver of the conflict of interest. Members of the Nominating and Corporate Governance Committee must recuse themselves from any discussion or decision related to a conflict of interest issue affecting their personal, business or professional interest. Any conflicts that are waived by the Nominating and Corporate Governance Committee are promptly disclosed to our shareholders.

Any conflict of interest issue involving any other employee is reviewed by the Human Resources Department and the Legal Department, as appropriate.

## CERTAIN TRANSACTIONS

During 2024, there were no transactions with Directors that would require disclosure under SEC rules. In determining whether Directors are independent, the Board considered Ms. Sylvester's role at Waste Management, Inc. ("Waste Management"). Waste Management is a supplier to the Company. Ms. Sylvester, a director, is a member of Waste Management's Board of Directors. During 2024, we continued a modest commercial relationship with Waste Management. This commercial relationship existed before Ms. Sylvester joined the Board and before she joined Waste Management's Board of Directors. Transactions with Waste Management were negotiated on an arm's-length basis, were below $200,000 in the aggregate in each case and were below the applicable threshold under the New York Stock Exchange rules.

Accordingly, this relationship does not prevent Ms. Sylvester from qualifying as an independent director, and the Board considers Ms. Sylvester to be an independent Director. Mr. Golston, as the current Chair of the Nominating and Corporate Governance Committee, considered the Waste Management relationship under our Conflict of Interest Policy, and he determined that no actual conflict of interest issue exists as a result of the relationship.



# LETTER FROM THE HUMAN RESOURCES COMMITTEE

Dear Shareholders,

In the last few years, the Human Resources Committee has consistently sought to engage with shareholders with the objective of understanding your preferences and concerns regarding our executive compensation practices. We value the feedback we have received throughout this process and have continued to evolve and enhance our executive pay program to further align with our compensation philosophy and the preferences expressed by our largest shareholders.

As we shared last year, we implemented changes to our 2024 executive compensation program in direct response to this feedback. We intended these changes to reinforce the linkage of our executive compensation program with the Hardwire, the Company's five-year strategic plan, while simplifying our incentive plan designs and providing more direct alignment with interests of shareholders.

For 2025, we continued to evolve our incentive plans. Specifically, we introduced Performance Share Units (PSUs) into the long-term incentive plan (LTIP) mix for our CEO, as this was one of the main themes of feedback we heard during our shareholder engagement, creating for him a direct link to long-term performance and providing alignment across the executive team. We also held our CEO's target incentive compensation at the same level as 2024, reflecting the Human Resources Committee's view that target compensation is appropriately positioned versus market.

These, and other program enhancements implemented in 2025 and recent years, are denoted below; with changes bolded.

| Compensation Element | 2023 | 2024 | 2025 |
|---|---|---|---|
| STIP | Operating Income (100%) | Operating Income (80%) **New Measure:  Core units retail year-over-year growth (20%)** | Operating Income (80%) **Global retail sales of new motorcycles (20%)** |
| NEO LTIP | Mix:  60% PSU/40% RSU Measures:  HDMC ROIC (25%) HDMC Revenue (25%) Engagement Survey (25%) Workforce Representation (25%) Performance Period:  Three 1-year goals | Mix:  60% PSU/40% RSU Measures:  HDMC ROIC (50%) and HDMC Revenue (50%) **Performance Period:  3- year goals** | **Mix 50% PSU/50% RSU** Measures:  HDMC ROIC (50%) and HDMC Revenue (50%) Performance Period:  3-year goals |
| CEO LTIP | Mix:  100% RSU Measure:  Share Price | Mix:  100% RSU Measure:  Share Price | **Mix 50% PSU/50% RSU Measures:  HDMC ROIC (50%) and HDMC Revenue (50%) Performance Period:  3-year goals** |

Prior to our 2024 annual meeting, we also reiterated our intent to focus on core elements of our compensation program and not use one-time awards such as the prior Aspirational Incentive Plan (AIP) or apply discretion to increase or modify payouts for any NEO under our Short-term Incentive Plan, or STIP, or our LTIP awards. Consistent with this intent, **the Human Resources Committee did not adjust goals, outcomes, or payouts for any NEOs participating in our 2024 incentive plans.**

From a strategic perspective, Harley-Davidson achieved important operational milestones in 2024. We continued to focus on our most profitable products and markets, which we believe continue to set the Company up for long-term value creation, as our MY24 launch demonstrated. The launch of our new MY24 Street Glide® and Road Glide® touring motorcycles contributed to nearly +5% growth in the U.S. Touring product segment and drove Harley-Davidson's share of that segment to almost 75%, an increase of 3.5 percentage points since 2023 driven by the most comprehensive product development in the Touring platform in well over 10 years.

As part of our capital allocation strategy, and in-line with our commitment to return capital to our shareholders, we announced a $1.0 billion share repurchase plan on July 25, 2024. After that date through the end of 2024, we repurchased 7.1 million shares at a cost of $250 million. We also returned significant cash to shareholders in 2024 through dividends.

At the same time, we did not fully achieve our planned 2024 performance objectives as we worked diligently to balance inventory levels with our dealer network and mitigate the impact of macroeconomic uncertainty. That our NEOs received no payout under our 2024 STIP reflects our commitment to paying for performance. Our management team had further alignment with shareholders through the shared decline in the value of equity holdings. Equity-based incentives represent almost 60% of our CEO's compensation and over 40% of the compensation of our other NEOs' so their interests are highly aligned with our shareholders, and they continually seek to create long-term shareholder value. We believe these outcomes demonstrate clear ties between pay and performance.

Our say-on-pay proposal is Proposal 2, and our Board recommends that you vote "FOR" this proposal. In support of this recommendation, we invite you to read the Compensation Discussion and Analysis that follows for further information on our compensation philosophy and decisions. We are confident that our program is clearly linked to performance and aligned with shareholder interests, while appropriately incentivizing our management team.

In closing, we thank those shareholders that took the time to engage with us during the year and we look forward to maintaining ongoing dialogue. We have great confidence in the abilities of our executive leadership team to further enhance shareholder value.

On behalf of the Human Resources Committee,

Maryrose Sylvester

**Human Resources Committee**
Jared D. Dourdeville
Sara Levinson
Norman Thomas Linebarger
Maryrose Sylvester, Chair

# COMPENSATION DISCUSSION AND ANALYSIS

**Our Named Executive Officers (NEOs) for 2024 are as follows:**

| NAMED EXECUTIVE OFFICER | TITLE |
|---|---|
| Jochen Zeitz | Chairman, President, and Chief Executive Officer |
| Jonathan Root | Chief Financial Officer and President Commercial |
| Luke Mansfield | Chief Commercial Officer |
| Paul Krause | Chief Legal Officer, Chief Compliance Officer, and Corporate Secretary |
| Jagdish Krishnan | Chief Digital and Operations Officer |

Note: Mr. Root was promoted to President, Commercial effective January 27, 2025. Mr. Root will continue to serve as Chief Financial Officer in addition to his new role.

In this section:

In this section, we use the following abbreviations:

| ABBREVIATION | STANDS FOR | DESCRIPTION |
|---|---|---|
| HDI | Harley-Davidson, Inc. | Corporate entity for the overall Company, under which the HDMC, LiveWire, and HDFS segments operate |
| HDMC | Harley-Davidson Motor Company segment | Segment that is responsible for the design, manufacture, and sale of Harley-Davidson® motorcycles and related products |
| LiveWire | LiveWire segment | Segment that is responsible for the design and sale of LiveWire® electric motorcycles, Stacyc® electric balance bikes for kids, and related products |
| HDFS | Harley-Davidson Financial Services segment | Segment that provides motorcycle and related products, financing and insurance products, and services for our dealers and their Harley-Davidson and LiveWire retail customers |

# Executive Summary

Performance Overview for 2024

In 2024, the fourth year of the Hardwire strategic plan, continued cyclical headwinds for discretionary products including the high-interest rate environment affecting consumer confidence and creating affordability issues for our customers, significantly impacted our performance. Despite the many challenges that we encountered throughout the year, we made progress in key financial elements of our strategic plan:

- In the face of industry headwinds, the launch of our new MY24 Street Glide® and Road Glide® touring motorcycles contributed to nearly +5% growth in the U.S. Touring product segment and drove Harley-Davidson's market share of this segment to almost 75%, an increase of 3.5 percentage points since 2023.

- HDFS revenue was $1.0 billion, up 9% from the prior year. HDFS Operating Income was $248 million, up 6% from the prior year.

- We continued our focus on cost productivity with HDMC operating expenses $28 million lower than prior year as we maintained overall cost discipline. Additionally, we are on target to hit our productivity cost targets with $257 million to-date and expect another $100 million in 2025.

Other key accomplishments tied to the Hardwire in 2024 included:

- Growth Beyond Bikes: We built out capabilities for our Custom-Built Apparel, ensuring that our dealers are able to access the best in custom apparel from Harley-Davidson. Looking ahead, we expect these capabilities to reach our international network this year.

- Creating Integrated Customer Experiences: We continued to invest in our experience offerings by strengthening our events across the globe and better aligning our efforts with those of our dealers. In 2024 we held our second annual Homecoming event in Milwaukee with over 60,000 riders, fans and moto enthusiasts joining us to celebrate the Harley-Davidson brand. Promoting rider education and training for both experienced and new riders is an important part of the overall riding ecosystem. In 2024 the Harley-Davidson® Riding Academy hit 1 million riders trained and celebrated its 25th anniversary.

- Selective Expansion and Redefinition: We continue to invest in our entry level motorcycle offering in select markets and in the small cruiser segment.

Pay outcomes for 2024 performance:

- With the expected headwinds for our business in 2024, we chose not to provide any base salary increases for our NEOs, other than Mr. Krause who received an increase to provide greater alignment with market pay levels and Mr. Mansfield who received an increase for his promotion to Chief Commercial Officer in January 2024.

- While we were able to make meaningful progress against several of our Hardwire strategic objectives, our overall 2024 financial results were below the performance levels that we targeted for our Short-term Incentive Plan or STIP. Our combined HDMC and HDFS operating income of $526 million was below our threshold performance level. Retail sales growth was also below our threshold performance level. Therefore, we did not make any STIP payment for our NEOs for 2024.

- Similarly, financial results were below our targeted performance levels for the performance shares for the 2022-2024 performance share cycle, resulting in recipients earning performance shares for the three-year cycle at 90% of target.

**Shareholder Engagement In 2024**

The Human Resources Committee Chair, Chief Financial Officer, Chief Human Resources Officer, and Investor Relations staff engaged with shareholders prior to our 2024 Annual Meeting of Shareholders. We reached out to more than 25 of our top shareholders representing over 70% of our shares outstanding and held 14 telephonic meetings. We also continued conversations with several shareholders throughout the year to meet their desired level of engagement.

The following chart shows the consistent feedback we heard on our executive compensation design and the corresponding actions that we took in 2025.

| COMPENSATION AREA | AREA OF CONCERN | 2025 ACTIONS |
|---|---|---|
| Short-term Incentive Plan or STIP | • 2023 Supplemental STIP component for CEO for LiveWire | • No supplemental incentive plan for any NEO |
| Long-term Incentive Plan or LTI | • CEO LTIP uses only time based RSUs | • 2025 CEO LTIP includes a mix of 50% PSUs and 50% RSUs |

**CEO Pay 2022-2024**

While the Summary Compensation Table discloses the fair value of equity awards in accordance with SEC requirements, the Summary Compensation Table values do not illustrate the alignment of pay with performance. Over the three-year period 2022 to 2024, the graph below compares the CEO's realized pay (what he actually "earned," defined as "Realized Pay" below) to the CEO's unrealized pay (the pay opportunity available for achieving target performance, or Target Pay, minus the Realized Pay). For the purpose of these charts, we have calculated each element of compensation as follows:

| | SALARY | STIP | LTI and AIP |
|---|---|---|---|
| **Target Pay** | As reported in Summary Compensation Table | As reported in Grants of Plan-Based Awards Table (at Target) | As reported in Grants of Plan-Based Awards Table / Summary Compensation Table (at Target) |
| **Realized Pay** | Actual salary paid | Actual STIP earned / paid | **AIP Shares:** Value based on actual / projected performance and 2024 year-end stock price<br><br>**RSUs:** Value based on 2024 year-end stock price |

The following graph shows CEO full-year Target Pay, Realized Pay and unrealized pay for 2022, 2023, and 2024.



As the graph shows, our CEO's realized pay has consistently trended below target pay over the last three years. We believe this demonstrates that our compensation program is designed to effectively align pay with performance, including stock price performance. The unrealized pay primarily consists of failing to earn AIP Performance Shares (granted in 2022) as our stock price exclusively dictates vesting under that plan and failing to earn a full STIP payment based on missing performance targets.

## 2024 Compensation Actions: Target

The following table shows the actions that the Human Resources Committee took in 2024 for our NEOs relating to base salary, short-term incentives, and long-term incentives.

| NAMED EXECUTIVE OFFICER | Base Salary | STIP Target | LTI Target |
|---|---|---|---|
| Jochen Zeitz | No change | No supplemental STIP component (as compared to 2023) | No change |
| Jonathan Root | No change | No change | No change |
| Luke Mansfield | Increased from $400,000 to $440,000 with appointment to the Chief Commercial Officer role | Increased from 60% to 70% with appointment to the Chief Commercial Officer role | Increased from 100% to 120% with appointment to the Chief Commercial Officer role |
| Paul Krause | Increased from $475,000 to $520,000 to better align with competitive market range | No change | No change |
| Jagdish Krishnan | No change | No change | No change |

## 2024 Compensation Actions: Actual

**Short-Term Incentive Plan (STIP)**: For 2024, the Human Resources Committee approved combined HDMC and HDFS Operating Income and core units retail year-over-year growth as the measures for the STIP. We did not meet the threshold performance level for either measure; therefore eligible participants including the NEOs, did not earn any STIP payout.

**2024 Equity Grants:** Our NEOs, other than Mr. Zeitz, received a 2024 equity grant of performance share units (PSUs) and time-vesting RSUs. The PSUs use ROIC and 3-year cumulative revenue achievement as the performance measures over the 2024-2026 performance period. Under the grant terms, the Human Resources Committee approved applying a modifier up or down within a range of +/-15%, using a scale that the Human Resources Committee approved, to the results of our performance. We will base this modifier on the three-year cumulative results of our relative total shareholder return compared to that of five other publicly-traded companies in the consumer discretionary transportation space.

**2022 PSU Grants Earned in 2024:** Performance under the 2022-2024 performance share cycle was based on the average achievement of stakeholder-based performance goals for each year during the three-year performance period. The average three-year result was then subject to a positive modifier of 10% based upon our three-year relative total shareholder return compared to that of five other publicly-traded companies in the consumer discretionary transportation space using a scale that the Human Resources Committee approved in 2022. The actual payout was 90.0% of target. The Human Resources Committee approved this pay-out on February 6, 2025. All NEOs except Mr. Zeitz received this grant.

Neither the 2023-2025 nor the 2024-2026 performance cycle has been completed.

**WIN Stock Options:** We granted WIN stock options to Mr. Zeitz in December 2021. Based on our stock price relative to performance goals and because Mr. Zeitz remained employed through December 31, 2023, 124,950 options were exercisable at that date with at an exercise price of $36.63 and a 6-year term. Because Mr. Zeitz remained employed as CEO through December 31, 2024, and because the highest 10-day average stock price that we achieved since we granted the WIN stock options was $49.46 (which we achieved on February 15, 2023 and which exceeded the first stock price hurdle of $45.00 under the stock options), an additional 64,400 options became exercisable on December 31, 2024 with the same $36.63 exercise price, and all of the stock options now have a full 10-year term to exercise. Based on this, and because Mr. Zeitz remained employed as CEO through December 31, 2024, 189,350 options were exercisable at that date with an exercise price of $36.63 and a full 10-year exercise term.

Underpinning our compensation program, there are a number of policies and practices we have adopted to ensure we meet the high governance standards that our shareholders expect and that we expect of ourselves.

| WHAT WE DO | WHAT WE DON'T DO |
|---|---|
| • Typically target pay levels around the 50$^{th}$ percentile | X  Provide tax gross-ups on any change in control benefits |
| • Deliver the majority of target compensation based on performance | X  Design plans that encourage excessive risk |
| • Align our performance measures and goals with our strategy | X  Enter into employment contracts |
| • Use objective performance measures and goals, and clearly disclose them | X  Deliver guaranteed pay increases |
| • Promote retention through vesting periods of between one and three years | X  Deliver guaranteed incentive awards |
| • Conduct an annual assessment of compensation risk | X  Hedging, pledging or short sales |
| • Apply payout caps under our incentive plans | X  Option repricing |
| • Maintain a Clawback Policy | |
| • Maintain Stock Ownership Guidelines | |
| • Conduct an annual "say-on-pay" vote | |
| • Review tally sheets annually | |
| • Review executive talent and succession plans | |
| • Engage an independent compensation consultant | |
| • Use a double-trigger vesting provision on all long-term incentive awards | |

## Compensation Design

Executive Compensation Philosophy

We intend for pay-for-performance to be our compensation philosophy.

| **PAY-FOR-PERFORMANCE** | **ALIGN INTERESTS WITH OUR SHAREHOLDERS** | **ENCOURAGE OUTCOMES AND BEHAVIORS** | **ALIGN MEASURES WITH OUR STRATEGY AND OPERATING PLAN** | **TARGET PAY COMPETITIVELY AND APPROPRIATELY** |
|---|---|---|---|---|
| Reward exceptional performance with higher pay outcomes, while delivering reduced or no incentive pay when performance expectations are not met. | Use equity-based awards and stock ownership guidelines to focus management on sustainable long-term growth and share price appreciation. | Balance rewarding the delivery of near-term results with long-term performance, while discouraging excessive or inappropriate risks. | Select performance measures that reflect our strategic objectives, with goals that are challenging yet achievable during the applicable period. | Typically set target compensation competitive with the 50th percentile of our compensation peer group for target performance to remain market competitive and to attract and retain top executive talent. |

We established the 2024 incentive plans in February 2024 and aligned them to The Hardwire, our 2021-2025 strategic plan.

In February 2024, the Human Resources Committee approved the following performance measures for our 2024 incentive plans and awards:

| PERFORMANCE MEASURE | APPLICABLE TO | WHAT IT MEASURES |
|---|---|---|
| Combined HDMC and HDFS Operating Income | STIP | Measures HDMC and HDFS profitability. |
| Core units retail year-over-year growth. Core units include Touring, CVO, Trike and Softail | STIP | Measures retail sales growth. |
| HDMC Return on Invested Capital | Performance Shares | Measures how effectively and efficiently we manage HDMC capital investments. |
| HDMC Revenue | Performance Shares | Measures the HDMC revenue from the sale of motorcycles and related products. |

## An Overview of our Executive Compensation Program

In 2024, the Harley-Davidson compensation program, as it relates to the NEOs, was comprised of four core elements: base salary, short-term incentives, long-term incentives, and employee benefits.

| ELEMENT[1] | PURPOSE | KEY FEATURES FOR 2024 |
|---|---|---|
|  CEO BASE SALARY — 18% <br><br>  OTHER NEO BASE SALARY — 32.8% | Compensate executives competitively for their role at Harley-Davidson | • Mr. Zeitz's base salary remained at $1.95 million which was no change from 2023 <br><br> • Based on the Human Resources Committee's review of competitive market data, we increased Mr. Krause's base salary <br><br> • Based on his promotion to Chief Commercial Officer, we increased Mr. Mansfield's base salary |

[1] Percentage represents percent of the total direct compensation in 2024 for the specified element of compensation for our CEO and the average percent for NEOs Messrs. Root, Krishnan, Mansfield and Krause. Total direct compensation is base salary, target short-term incentives and target grant value of long-term incentives.

| | | |
|---|---|---|
|  CEO SHORT-TERM INCENTIVE — 22.1% <br><br>  OTHER NEO SHORT-TERM INCENTIVE — 24.3% | To drive and reward the achievement of financial and strategic priorities during the year | • Continued with HDMC and HDFS combined operating income as a measure and added core units retail year-over-year growth <br><br> • Simple, focused plan with targets set in February 2024 <br><br> • Actual payout could range from 0 to 200% of target <br><br> • All STIP eligible employees participated in this plan |



To drive and reward the achievement of stakeholder priorities and shareholder value

**For our CEO**

• Long-term incentives were all RSUs and accounted for 59.9% of total compensation

**For other NEOs**

• Long-term incentives included the following:

  • Performance Shares:

    ◦ Retained 60% weighting

    ◦ Actual payout can range from 0-200% of target at the end of the three-year performance cycle

  • Restricted Stock Units

    ◦ Retained 40% weighting



**For 2025, based on shareholder feedback, our CEO was awarded Performance Shares with a 50/50 split between RSUs and PSUs.**

The Human Resources Committee also approved changing the mix to 50% performance shares and 50% restricted stock units for all other NEOs. The Human Resources Committee made the split change after considering competitive market grant practices, challenges in setting long-term performance goals with an uncertain macroeconomic environment, and the desire to maintain stability in the leadership team. The Human Resources Committee believes that a 50/50 mix of performance shares and restricted stock units continues to provide a strong degree of shareholder alignment and appropriately balances retention and performance.

**Employee Benefits**

To provide market-typical benefits that enable executives to undertake their roles and ensure their well-being

• Benefit programs offered to executives in similar form and manner as other employees

• Retirement plans vary by individual and include participation in the 401(k) plan, a deferred compensation plan, and in certain circumstances, a defined benefit plan

## Pay Mix

The majority of target compensation for our NEOs, including the CEO, is at-risk variable compensation, with a significant emphasis on equity-based compensation. Our approach reflects our compensation philosophy, pay-for-performance. The following graphs set out the value of our compensation elements for 2024 assuming performance at target.



Note: The Pay Mix reflects Mr. Zeitz's and NEOs Messrs. Root, Krishnan, Mansfield and Krause base salary, target STIP, and the target grant value of long-term incentives.

## COMPENSATION GOVERNANCE

### Compensation Oversight

The Human Resources Committee, which Maryrose Sylvester chairs, consists of four independent Directors. During 2024, the Human Resources Committee met four times. The Human Resources Committee has overall responsibility for approving the total direct compensation of our executive leadership team, which includes the CEO and all other NEOs. In addition, the Human Resources Committee reviews other aspects of compensation, such as our deferred compensation plans, retirement plans, and health and welfare plans. The Human Resources Committee is also involved in assessing the results of an annual talent assessment and reviews succession plans for leadership roles.

The Human Resources Committee receives information and support from an independent consultant, as well as management, both of which impact the ultimate determination of the Human Resources Committee.

**MANAGEMENT**

CEO sets strategic direction for the Company and makes compensation recommendations for executives other than themselves.

**HUMAN RESOURCES COMMITTEE**

Oversees compensation programs, approves CEO pay, reviews CEO pay with the Nominating and Corporate Governance Committee, reviews and approves compensation for CEO's direct reports and ensures compensation aligns to compensation philosophy.

**BOARD**

Receives reports from the Committee regarding compensation strategy, design and outcomes and provides input.

**INDEPENDENT COMMITTEE CONSULTANT**

Provides market data and analysis to assist the Committee in analyzing the competitiveness of the compensation of non-employee Directors and executives, including NEOs, and provides expertise and advice related to other compensation matters considered by the Committee as needed, and attends meetings as requested.

Shareholders can find additional information about the Human Resources Committee in the Board Matters and Corporate Governance section starting on page 21.

### Use of an Independent Consultant

The Human Resources Committee has the sole authority to engage the services of outside advisors, experts, and others to assist in performing its duties. Each year, the Human Resources Committee reviews and approves the scope and associated consulting fees and evaluates the consultant's subsequent performance. In 2024, the Human Resources Committee retained the services of Pay Governance from January to April, and then transitioned to Semler Brossy Consulting Group.

As its primary areas of support, Pay Governance provided and Semler Brossy provides the following:

- Market data and advice related to our CEO's compensation level and incentive design;

- Market data and an associated review of our compensation levels, performance goals and incentive designs for other executives;

- Annual executive compensation plan design;

- Long-term incentive plan design;

- Change-in-control protection review; and

- General market and regulatory updates.

In accordance with SEC and NYSE requirements, the Human Resources Committee reviewed the independence of Pay Governance and Semler Brossy during the year and confirmed that Pay Governance was and Semler Brossy is independent and that no conflict of interest was present with respect to Pay Governance or is present with respect to Semler Brossy.

## The Annual Process

The Human Resources Committee reviews an annual calendar each year, which outlines the items that it will address at each meeting. Across its typical four meetings, the Human Resources Committee primarily reviews and approves items related to the CEO as well as broader executive officer compensation, including matters outlined in our stock plans. More broadly, the Human Resources Committee annually approves various incentive plans that apply across Harley-Davidson, which aligns our employees' goals with the strategic plan, while also providing an opportunity for individual performance recognition. The Human Resources Committee also reviews succession plans for the leadership team and an annual talent assessment.

In the sections that follow, we provide additional details on some of the most important aspects of the Human Resources Committee's work in 2024.

### Compensation Peer Group

On an annual basis, the Human Resources Committee undertakes a review of the compensation peers that we use to provide insight into market competitive pay levels and practices.

The Human Resources Committee utilizes a peer group comprised of companies that meet industry and financial criteria, including: (1) status as a publicly-traded North American company on a major exchange; (2) industrial manufacturer or consumer brand; (3) comparability in size and scope, generally based on revenue, total market capitalization and capital intensity; (4) geographic revenue mix; and (5) status as proxy advisor peers, and reflect a balanced mix of H-D's key business attributes:

- Consumer brand;
- Lifestyle brand;
- Iconic / premium brand;
- Capital intensive product offerings;
- Large scale industrial manufacturing capabilities;
- Dealer network; and
- Geographically diverse / global.

We evaluate the appropriateness of the group annually (based on merger and acquisition activity, growth, asset class focus, etc.) and make adjustments accordingly. Based on this review, the Human Resources Committee approved the following compensation peer group for use in 2024 which did not change from 2023:

| | | | |
|---|---|---|---|
| Brown-Forman Corporation | Molson Coors Beverage Company | RH | The Goodyear Tire & Rubber Company |
| BRP Inc. | Lululemon Athletica | Tapestry, Inc. | The Toro Company |
| Brunswick Corporation | Polaris Inc. | Tempur Sealy International, Inc. | Thor Industries, Inc. |
| MillerKnoll, Inc. | PVH Corp. | Textron Inc. | Winnebago Industries, Inc. |

## Managing Compensation-Related Risks

We design our compensation program with the understanding that while some degree of risk is necessary and appropriate, we believe our compensation program should not encourage excessive or inappropriate risk. The Human Resources Committee regularly monitors and evaluates our compensation policies and practices to ensure they align with good governance practices.

The Human Resources Committee annually undertakes a compensation risk assessment to establish whether our compensation program is successfully achieving these objectives, while aligning pay with performance. The 2024 review concluded that our compensation program, particularly our cash incentive plans and long-term incentives, appropriately balance risk, pay-for-performance, and the desire to focus executives on specific financial and operational measures. The Human Resources Committee believes our program does not encourage unnecessary or excessive risk-taking, nor does it create risks that are reasonably likely to have a material adverse effect on the Company.

We have adopted the following policies and agreements to further underpin our executive compensation program with robust governance practices. The Human Resources Committee believes these are appropriate and reflect the expectations of our shareholders while providing for clear alignment between the interests of executives and those of our shareholders.

## Clawbacks

The Human Resources Committee believes it makes good business sense to reserve the right to claw back, or recoup, previously paid compensation or adjust credited compensation in certain circumstances. Harley-Davidson's Clawback Policy allows compensation to be recouped if the Board or an appropriate Board Committee determines that an executive officer engaged in any fraud or intentional misconduct that was a contributing factor to Harley-Davidson having to restate any financial statements filed with the SEC due to the Company's material noncompliance with any financial reporting requirement under the securities laws. See our latest Annual Report on Form 10-K filing on February 26, 2025 for the complete Clawback Policy.

Compensation subject to forfeiture will be any bonuses paid, or credited to, or any other incentive compensation earned by, an executive officer in excess of the amounts that would have been paid or credited to, or earned by, such executive officer during the three-year period preceding the date on which the Company is required to prepare the restatement based directly on the restated financial results.

## Stock Ownership Guidelines

To reinforce the link between the long-term interests of our executives and all stakeholders, including our shareholders, we require Directors and executives to own a minimum amount of our common stock. In 2021, the Human Resources Committee approved changes to our Director and Senior Executive Stock Ownership Guidelines to more closely align with market practice and our organizational structure. Our guidelines were unchanged for 2024 and are structured as follows:

| TITLE | BASE SALARY GUIDELINE |
|---|---|
| CEO | 6X |
| Senior Executive Leaders (including NEOs) | 3X |
| Other Executives | 1X |

In assessing the level of achievement, the Human Resources Committee takes into account personal holdings, (whether held directly or indirectly through the 401(k) plan, trusts, majority-owned entities or family members) and vested or unvested restricted stock units. Unearned performance shares and vested stock options do not count for purposes of compliance with the stock ownership guidelines.

The Human Resources Committee annually reviews progress and compliance with the stock ownership guidelines, with a failure to meet or show sustained progress towards achievement resulting in the potential reduction in or restriction of future stock awards. The Human Resources Committee recommended and the Board approved a five-year phase in period, to allow time for our executives and Directors to come into compliance with the guidelines. As of December 31, 2024, Mr. Zeitz had met the ownership level required by the guidelines and all of our other NEOs had additional time to meet the ownership level required by the guidelines.

## Option Repricing

Under our stock plan, the repricing or exchange of underwater stock options is prohibited.

## Maximum Caps and Ability to Reduce Awards

Our annual cash incentive plans provide that the Human Resources Committee may reduce awards that executives would otherwise earn by up to 50%, and there is a 200% cap on all cash payouts. Under our long-term incentive plan, the maximum payout for performance shares is 200% of the initial number of shares granted, although the value of awards remains subject to upward and downward movement in our share price.

## Insider Trading Policy

We have adopted an insider trading policy governing the purchase, sale and other dispositions of our securities by the Company and our Directors, officers, employees and other designated individuals which is designed to promote compliance with all applicable insider trading laws, rules and regulations and NYSE listing standards.

## Anti-Hedging and Pledging Policy

Given certain forms of hedging and pledging protect the individual from the full risks associated with share ownership, Directors, officers, and employees are prohibited from any hedging or pledging transactions with respect to Company securities. Without limitation, the prohibition on hedging includes any financial instruments or other transactions that hedge or offset, or are designed to hedge or offset, any position relating to Company securities (including compensation awards), including prepaid variable forward contracts, equity swaps, collars, puts, calls, and other derivative instruments and exchange funds.

This maximizes the alignment of interests with our stakeholders and minimizes the risk of executives making decisions that are not in the sustainable long-term interests of Harley-Davidson.

# 2024 COMPENSATION DECISIONS AND OUTCOMES

## Base Salary

The Human Resources Committee undertakes an annual review of NEO base salaries to determine whether to adjust salaries. In making this determination, the Human Resources Committee generally considers a broad range of factors when setting salary, including market levels in our compensation peer group around median, internal equity among similarly situated executives within Harley-Davidson, individual performance, experience, job scope, impact, accomplishments, general business performance and economic conditions. The base salaries for our NEOs at the end of 2024 are stated in the table below.

| NAMED EXECUTIVE OFFICER | 2024 BASE SALARY | CHANGE FROM 2023 |
|---|---|---|
| Jochen Zeitz | $ 1,950,000 | 0 % |
| Jonathan Root | $ 575,000 | 0 % |
| Luke Mansfield | $ 440,000 | 10 % |
| Paul Krause | $ 520,000 | 10 % |
| Jagdish Krishnan | $ 575,000 | 0 % |

Note: Mr. Mansfield's base salary increase was a result of his promotion to Chief Commercial Officer in January 2024 and Mr. Krause's base salary increase was to better align with the competitive market.

## 2024 Short-Term Incentive Plan (STIP)

The short-term incentive plan the Human Resources Committee approved in February 2024 continued to utilize combined HDMC and HDFS operating income as a performance measure, weighted at 80% and added core units retail year-over-year growth as a second measure, weighted at 20%. The Human Resources Committee believes the short-term incentive plan design aligns the incentives of participants with the overall performance of the Company.

In February 2024, as part of the annual target setting process, the Human Resources Committee reviewed and approved the amount of compensation that we would pay to each NEO (except Mr. Mansfield) under the short-term incentive plan, expressed as a percentage of their base salary, if the actual Company performance resulted in a payout at target for 2024. We set Mr. Mansfield's target percentage in January 2024 as part of his compensation for the role of Chief Commercial Officer. The target bonus opportunities appear below.

The design of the short-term incentive plan was such that, if we did not achieve the minimum level of performance for a measure, then there would be no payout relating to that measure. If we achieved the minimum level of performance, the threshold payout was 50% of the target opportunity reflecting that measure's weighting; performance at or above the upper end of the performance goal would result in a payout of 200% of the target opportunity reflecting that measure's weighting.

| NAMED EXECUTIVE OFFICER | 2024 Target Bonus Opportunity (% of Base Salary) |
|---|---|
| Jochen Zeitz | 123% |
| Jonathan Root | 85% |
| Luke Mansfield | 70% |
| Paul Krause | 65% |
| Jagdish Krishnan | 75% |

**2024 Performance Measures and Achievements**

### 2024 Short-Term Incentive Awards

Our combined HDMC and HDFS operating income at $526 million was below our threshold performance level. Retail sales growth was also below our threshold performance level. Therefore, we did not make any STIP payment for our NEOs for 2024.

| PERFORMANCE MEASURE (WEIGHT) | WEIGHT | THRESHOLD | TARGET | MAXIMUM | ACTUAL | PAYOUT |
|---|---|---|---|---|---|---|
| Operating Income (100%) ($ in millions) | 80 % | $ 660.0 | $ 825.0 | $ 990.0 | $ 526.0 | — % |
| Core units | 20 % | 2.5 % | 5.0 % | 7.3 % | (2.9)% | — % |

Below is a table that illustrates the five-year trend of our STIP payouts. We believe this is another illustration of our pay for performance philosophy.



FINANCIAL COMPONENT OF SHORT-TERM INCENTIVE PLAN OUTCOMES

### 2024 Long-Term Incentive Awards

Equity-based awards provide a direct alignment of interests with our shareholders, given the exposure to upward and downward movement in Harley-Davidson's share price over the long-term. For our executive officers, we generally make long-term incentive awards in the form of two types of equity-based awards that enable the Human Resources Committee to achieve a combination of objectives:

- Performance shares enable the Human Resources Committee to incentivize and reward performance in areas critical to our success; and

- Restricted stock units help us retain our senior executives, whose experience is critical to the successful execution of our plans and strategies.

For each NEO, other than Mr. Zeitz, the Human Resources Committee determined a target value of long-term incentive opportunity, which we express as a percentage of base salary. Upon his promotion to Chief Commercial Officer in January 2024, the Human Resources Committee approved Mr. Mansfield's new target of 120%.

We converted the target value of long-term incentive opportunity for each NEO (other than Mr. Zeitz) into an award of performance shares and an award of restricted stock units. For this conversion, we valued each performance share and each restricted stock unit at an amount equal to the closing price of a share of our stock on the date of grant.

| NAMED EXECUTIVE OFFICER | TARGET AWARD VALUE (% OF BASE SALARY) | LONG-TERM INCENTIVE MIX | |
| | | PERFORMANCE SHARES (60% OF TOTAL TARGET VALUE) | RESTRICTED STOCK UNITS (40% OF TOTAL TARGET VALUE) |
|---|---|---|---|
| Jonathan Root | 140 % | $ 483,000 | $ 322,000 |
| Luke Mansfield | 120 % | $ 316,800 | $ 211,200 |
| Paul Krause | 120 % | $ 342,000 | $ 228,000 |
| Jagdish Krishnan | 140 % | $ 483,000 | $ 322,000 |

The Human Resources Committee decided to maintain the same mix of performance shares (60%) and restricted stock units (40%) in 2024 that it had used in 2023.

As part of the compensation terms that the Board of Directors approved for Mr. Zeitz on February 5, 2024, he received RSUs valued at $6,500,000.

## 2024 Performance Share Awards

Performance shares allow the executive to earn a specified number of shares of our common stock at the end of the three-year performance period (2024 through 2026) that will range between 0% and 200% of the initial shares awarded. As a result, the number of performance shares an NEO earns is based on Company performance and the value that the NEO realizes is tied to the stock price when the shares vest at the end of the performance period. To the extent awards vest, the participant will also receive the accumulated dividends that have accrued over the performance period, in direct proportion to the number of performance shares that actually vest.

For the 2024-2026 performance period, the Human Resources Committee approved performance shares that will reward selected participants, including our NEOs other than Mr. Zeitz, based on our achievement of financial performance goals over the performance period. We will modify the result from our performance up or down within a range of +/-15% using a scale that the Human Resources Committee approved based upon our three-year relative total shareholder return compared to that of five other publicly traded companies in the consumer discretionary transportation space.

The Human Resources Committee approved the measures for the 2024-2026 performance shares in February 2024. The following tables show the measures and weightings. The actual number of performance shares our named executive officers will receive will range from 0 to 200 percent of the target level that the Human Resources Committee established for each executive, depending on the degree to which the performance objectives are met and the operation of the modifier.

| PERFORMANCE MEASURE | WEIGHTING | DEFINITION |
|---|---|---|
| HDMC ROIC | 50% | The quotient obtained by dividing (i) HDMC operating income after tax by (ii) combined HDMC Invested Capital in the year.<br><br>Invested Capital: the average amount of HDMC debt plus the average amount of HDMC shareholder's equity, excluding accumulated other comprehensive income or loss for pension, and postretirement benefit plans, net of tax.<br><br>Performance is measured by calculating a 3-year average |
| HDMC Revenue | 50% | Total revenue from HDMC.<br><br>Performance is measured by calculating the sum of revenue for the 3-year period |

The peer group for the 2024-2026 performance awards that we will use to calculate the Total Shareholder Return (TSR) modifier consists of the following five companies: BRP Inc., Brunswick Corporation, Polaris Inc, Thor Industries, Inc., and Winnebago Industries, Inc.

## 2024 Restricted Stock Unit Awards

Restricted stock unit awards allow the executive to earn a specified number of shares of our common stock at the end of a restricted period. Awards vest in three equal installments on the first, second, and third anniversaries of the grant date subject to continued employment. At the time of vesting, the executive will receive dividends that were declared quarterly related to unvested shares. The Human Resources Committee believes that restricted stock unit awards complement our use of performance shares by providing an effective and valuable tool to attract and retain executives.

Under the general vesting rules, a recipient who has reached the age of 55 is eligible for retirement and, upon retirement from the Company, will have all awards that were granted 12 or more months prior to the date of retirement vest upon retirement.

The awards for all NEOs vest ratably over 3 years.

## Payout of the 2022 Performance Share Awards

In 2022, the Human Resources Committee approved grants of performance shares which, subject to performance during 2022, 2023, and 2024, were eligible for vesting in a range between 0% and 200% of the initial award amount. Our performance was assessed against four performance measures, tied to our areas of long-term strategic focus based on the average achievement of stakeholder-based performance goals for each year during the three-year performance period. The average three-year result was then subject to modification up or down within a range of +/-15% based upon our three-year relative total shareholder return compared to that of five other publicly-traded companies in the consumer discretionary transportation space using a scale that the Human Resources Committee approved in 2022.

The following graph shows the results of each performance measure each year and the cumulative percentage that we actually achieved. As previously noted, participants earned 2022-2024 performance shares at 90% of target, which was the TSR adjusted percentage.

**Preliminary payout as % of Target**

| Performance Measure | Weight | 2022 | 2023 | 2024 | Achievement % | TSR Modifier |
|---|---|---|---|---|---|---|
| ROIC | 25% | 21.0% | 17.5% | 0% | 12.8% | Modifier Result |
| Revenue | 25% | 24.9% | 20.6% | 19.9% | 21.8% | |
| HDI Employee Engagement | 25% | 31.0% | 20.8% | 27.1% | 26.3% | 10% |
| HDI Workforce Representation | 25% | 50.0% | 0% | 12.6% | 20.9% | |
| **Total** | **100%** | **126.9%** | **58.9%** | **59.6%** | **81.8%** | **90.0%** |

*Note: 2022 ROIC and Revenue include LiveWire, 2023 and 2024 only includes HDMC.*

The peer group for the 2022-2024 performance awards that we used to calculate the Total Shareholder Return (TSR) modifier consisted of the following five companies: BRP Inc., Brunswick Corporation, Polaris Inc, Thor Industries, Inc., and Winnebago Industries, Inc. Below is the modifier scale that the Human Resources Committee approved in 2022.

| Harley-Davidson Rank | Modifier | Harley-Davidson Cumulative TSR and Rank Throughout the Performance Period | | |
|---|---|---|---|---|
| | | 2022 | 2022-23 | 2022-24 (Final) |
| 1 | +15% | +16.2% Rank = 1 | 2.0% Rank = 4 | -11.6% Rank = 2 |
| 2 | +10% | | | |
| 3 | +5% | | | |
| 4 | 0 | | | |
| 5 | (7.5)% | | | |
| 6 | (15)% | | | |

Harley-Davidson's 2022-2024 TSR of -11.6%, which is what we used to calculate the TSR modifier, placed the Company 2nd out of the 6 companies which resulted in a final pay modifier of 10%. For reference, we share above where our TSR ranked at year-end 2022 and 2023. TSR reflects stock price appreciation and dividend reinvestment each year over the three-year performance period. We calculated TSR consistently for the Company and each of the peer companies.

## WIN Stock Options Vested in 2024

We granted WIN stock options to Mr. Zeitz in December 2021. Based on our stock price relative to performance goals and because Mr. Zeitz remained employed through December 31, 2023, 124,950 options were exercisable at that date with at an exercise price of $36.63 and a 6-year term. Because Mr. Zeitz remained employed as CEO through December 31, 2024, and because the highest 10-day average stock price that we achieved since we granted the WIN stock options was $49.46 (which we achieved on February 15, 2023 and which exceeded the first stock price hurdle of $45.00 under the stock options), an additional 64,400 options became exercisable on December 31, 2024 with the same $36.63 exercise price, and all of the stock options now have a full 10-year term to exercise.

### Aspirational Grant Vested in 2023

At the end of 2024, the highest 30-day average stock price that we achieved since granting the AIP Performance Shares did not reach the first threshold of $70.00, so none of the eligible NEOs earned any AIP Performance Shares.

### Other Elements of Compensation

The final elements of our executive compensation program are the benefits and limited executive perquisites that we provide. We generally offer benefits in a form and manner similar to our other salaried employees, with a goal across the Company of being competitive in the markets in which we compete for talent.

**Retirement and Savings Plans**

There are several retirement and savings plans the Company offers to eligible employees. Any eligible employee participates on the same terms as the executive officers.

| PLAN | OVERVIEW |
| --- | --- |
| **Active Plans** | |
| **HD Retirement Savings Plan for Salaried Employees** | Qualified section 401(k) savings plans for eligible employees, which we believe are competitive with plans of other similar companies. <br> *All NEOs participate in this plan.* |
| **HDI Deferred Compensation Plan** | A non-qualified Deferred Compensation Plan for salaried employees in which a group of highly compensated employees (as defined by the Internal Revenue Code) is eligible to participate, including the NEOs. <br><br> Under our non-qualified Deferred Compensation Plan, we pay participants amounts that would have been accrued or payable under the Retirement Savings Plan if statutory limits that apply to that plan as a qualified plan under the Internal Revenue Code had not been applicable. <br><br> Under the terms of this Plan, participants can defer a portion of their base salary and a portion of their annual STIP payment. If a participant in this Plan makes an election to defer eligible compensation, and there are statutory limits on such participant's ability to defer at least 6% of eligible compensation into the qualified Employee Retirement Savings Plan, then the participant will also receive company matching contributions in this Plan that would have been made in the qualified Employee Retirement Savings Plan if no statutory limit had been applicable. <br><br> We believe earnings on amounts deferred reflect the returns available in the market because investment options in the Deferred Compensation Plan that are participant-directed are similar to those that exist in our 401(k) plan. This plan is structured to comply with Section 409A of the Internal Revenue Code. <br><br> *All NEOs are eligible to participate in this plan.* |

**Perquisites**

In addition to the benefits detailed above, the NEOs received a limited number of perquisites in 2024. We provide limited perquisites to ensure we remain market competitive.

| PERQUISITE | OVERVIEW |
| --- | --- |
| **Use of Corporate Aircraft** | The Human Resources Committee has approved limited personal use of the corporate aircraft by Mr. Zeitz. |
| **Personal Security** | Limited home and personal security provided to Mr. Zeitz as needed to address security concerns that arise. |

## ADDITIONAL INFORMATION

### Tax and Accounting Considerations

Section 162(m) of the Internal Revenue Code limits the tax deductibility of compensation that we pay to certain covered employees, generally including our NEOs, to $1,000,000 in any year. The Human Resources Committee believes that shareholders' interests are best served by not restricting its discretion and flexibility in structuring compensation, even though doing that may result in certain non-deductible compensation expenses. Because many different factors influence a well-rounded, comprehensive executive compensation program, some of the compensation we provide to our executives is likely not to be fully deductible for tax purposes due to Section 162(m).

## Equity Award and Grant Practices

We make awards of equity to certain employees, including our NEOs and our non-employee Directors, under an established process that the Human Resources Committee has approved using shareholder-approved stock plans.

Annual equity awards to employees historically have taken place in February after the release of fourth-quarter earnings, at which time the "window" for effecting transactions in our stock is generally open for those employees who may, through their job responsibilities, have access to material non-public information.

Except as the Committee may otherwise determine in each specific instance, off-cycle equity award grants may only be effective on dates during an open window period and occur after the CEO or Human Resources Committee determines that an individual is deserving of an award because: (i) an eligible employee is a recent hire; (ii) an employee has excelled in their role; (iii) an eligible employee is promoted to a new position (which is stock eligible); (iv) an eligible employee is highly valued and management wants to retain the individual; or (v) an eligible employee was inadvertently omitted from the annual award list. The Human Resources Committee does not take into account material non-public information in determining the timing and terms of equity-based awards, and we have not timed the disclosure of material non-public information for the purpose of affecting the value of executive compensation.

## Tally Sheets

The Human Resources Committee reviews tally sheets every year that are comprehensive and show the full range of compensation under a variety of employment scenarios. The Human Resources Committee believes the annual review of tally sheets is helpful and considers them as part of its deliberations regarding executive pay every year.

## Employment Contracts

We do not enter into employment contracts with executives that provide for ongoing terms of employment.

## Transition Agreements and Change of Control

On December 31, 2024, we had Transition Agreements with Messrs. Zeitz, Root, Krause, Mansfield and Krishnan, which become effective upon a change of control of Harley-Davidson, Inc. as defined in their Transition Agreements.

In the agreements with these NEOs, to the extent that payments to these executives under these agreements would be considered "excess parachute payments" as defined in Section 280G of the Internal Revenue Code, the payments will be reduced to a point at which they are no longer considered excess parachute payments or the executive will receive the full payment and be personally liable for the excise tax, whichever produces the larger after-tax benefit to the executive.

The Transition Agreements do not provide for the payment of an excise tax gross-up or any benefits in the event the executive voluntarily terminates their employment for any reason after a change of control. There is no immediate vesting of equity awards upon a change of control for NEOs who are parties to Transition Agreements.

We believe the circumstances that entitle an individual to payments upon termination of employment following a change of control strike the appropriate balance between protecting the interests of our shareholders and our executives. The table in the "Payments Made Upon Termination-Change of Control" section provides estimates of the amounts of compensation payable to each eligible NEO, if any, upon a change of control and termination of the executive. The assumptions we used to calculate those amounts accompany the Change of Control table.

## Executive Severance

All NEOs are covered under our Executive Severance Plan that, if we terminate employment for reasons other than for cause, provides for a base salary continuation benefit of 24 months, prorated annual incentive plan payment, and a lump sum payment for medical, dental and vision benefit plans based on the number of months of severance, and the Company's contribution for such benefits, as well as a payment in lieu of outplacement benefits. To receive a severance payment under this Plan, the executive must execute a general release of claims against the Company and agree to certain restrictive covenants.

## 2024 COMPENSATION DETAILS AND SUPPORTING TABLES

## Summary Compensation Table

| NAME AND PRINCIPAL POSITION (a) | YEAR (b) | SALARY ($) (c) | BONUS ($) (d) | STOCK AWARDS ($) (1) (e) | OPTION AWARDS ($) (f) | NON-EQUITY INCENTIVE PLAN COMPENSATION ($) (2) (g) | CHANGE IN PENSION VALUE AND NONQUALIFIED DEFERRED COMPENSATION EARNINGS ($) (h) | ALL OTHER COMPENSATION ($) (3) (i) | TOTAL ($) (j) |
|---|---|---|---|---|---|---|---|---|---|
| **Jochen Zeitz** *President and Chief Executive Officer* | 2024 | $ 1,950,000 | $ — | $ 6,500,014 | $ — | $ — | $ — | $ 695,531 | $ 9,145,545 |
| | 2023 | $ 1,948,000 | $ — | $ 6,500,029 | $ — | $ 3,093,600 | $ — | $ 411,651 | $ 11,953,280 |
| | 2022 | $ 1,900,000 | $ — | $ 38,407,535 | $ — | $ 2,738,400 | $ — | $ 278,929 | $ 43,324,864 |
| **Jonathan Root** *Chief Financial Officer* | 2024 | $ 575,000 | $ — | $ 957,351 | $ — | $ — | $ — | $ 49,938 | $ 1,582,289 |
| | 2023 | $ 503,000 | $ — | $ 490,475 | $ — | $ 249,689 | $ — | $ 51,462 | $ 1,294,626 |
| **Luke Mansfield** *Chief Commercial Officer* | 2024 | $ 435,000 | $ — | $ 664,157 | $ — | $ — | $ — | $ 45,254 | $ 1,144,411 |
| **Jagdish Krishnan** *Chief Digital and Operations Officer* | 2024 | $ 575,000 | $ — | $ 1,033,889 | $ — | $ — | $ — | $ 55,129 | $ 1,664,018 |
| | 2023 | $ 562,000 | $ — | $ 794,675 | $ — | $ 276,893 | $ — | $ 62,850 | $ 1,696,418 |
| | 2022 | $ 475,000 | $ — | $ 3,185,656 | $ — | $ 379,383 | $ — | $ 38,035 | $ 4,078,074 |
| **Paul Krause** *Chief Legal Officer, Chief Compliance Officer, and Corporate Secretary* | 2024 | $ 515,000 | $ — | $ 753,467 | $ — | $ — | $ — | $ 49,842 | $ 1,318,309 |
| | 2023 | $ 474,000 | $ — | $ 602,834 | $ — | $ 205,010 | $ — | $ 69,662 | $ 1,351,506 |
| | 2022 | $ 450,000 | $ — | $ 2,171,360 | $ — | $ 333,743 | $ — | $ 36,025 | $ 2,991,128 |

(1)   We calculated the compensation related to stock (restricted stock units and performance shares) based on the grant date fair value of an award as determined pursuant to Accounting Standards Codification Topic 718 ("ASC 718"). We based the grant date fair value of restricted stock unit awards on the market price of the underlying stock as of the date of grant (which considers the value of dividend equivalents that the holder is entitled to receive). The grant date fair values of the performance shares were determined using a Monte Carlo simulation on the date of grant pursuant to ASC 718. Refer to Note 16 of our financial statements included in our 2024 Annual Report on Form 10-K for details regarding assumptions we used to value the performance shares. The value included in the summary compensation table is based on achieving the performance objectives at target. The maximum performance share award value for 2024 grants of performance share awards, based on the grant date fair value per performance share, is 200% of the target amount, which equates to the following amounts based on our stock price on the date of grant: Mr. Root - $1,270,645, Mr. Mansfield - $905,898, Mr. Krishnan - $1,423,721 and Mr. Krause - $1,050,908.

(2)   The amount in this column includes the amounts each NEO earned under their STIP award. No STIP award was earned in 2024. This column shows compensation for the year in which it was earned, even if we paid the amount during the following year.

(3)   All other compensation in 2024 consisted of the following:

| | 401(K) PLAN CONTRIBUTION | DEFERRED COMPENSATION PLAN CONTRIBUTION | HEALTHCARE ACCOUNT CONTRIBUTION | AIRCRAFT USAGE(i) | SECURITY | TOTAL |
|---|---|---|---|---|---|---|
| **Jochen Zeitz** | $ 28,725 | $ 236,238 | $ 450 | $ 171,670 | $ 258,448 | $ 695,531 |
| **Jonathan Root** | $ 28,725 | $ 20,463 | $ 750 | $ — | $ — | $ 49,938 |
| **Luke Mansfield** | $ 28,725 | $ 15,779 | $ 750 | $ — | $ — | $ 45,254 |
| **Jagdish Krishnan** | $ 28,725 | $ 26,404 | $ — | $ — | $ — | $ 55,129 |
| **Paul Krause** | $ 28,725 | $ 21,117 | $ — | $ — | $ — | $ 49,842 |

(i)   Compensation for executive aircraft usage is based on the incremental cost to the Company. For the portion of the year the Company used its company-owned aircraft, incremental cost was calculated based on an annual average cost per flight hour which includes costs for fuel, landing/hanger fees, crew travel costs, catering, and other variable flight expenses. This annual average cost per flight hour is then multiplied by the hours flown in connection with executive aircraft usage, including any flight hours necessary to reposition the aircraft. Since we use our aircraft primarily for business travel, we do not include costs that the Company would have incurred regardless of executive aircraft usage, such as depreciation, pilot salaries, and maintenance costs. For the portion of the year the Company used its company-leased aircraft, incremental cost was calculated based on third-party charges that related to executive aircraft usage flight hours.

# GRANTS OF PLAN BASED AWARDS FOR 2024

| NAME (a) | | AWARD DATE (4) | GRANT DATE (b) | ESTIMATED FUTURE PAYOUTS UNDER NON-EQUITY INCENTIVE PLAN AWARDS (1) | | | ESTIMATED FUTURE PAYOUTS UNDER EQUITY INCENTIVE PLAN AWARDS (2) | | | ALL OTHER STOCK AWARDS: NUMBER OF SHARES OF STOCK OR UNITS (3) (#) (i) | ALL OTHER OPTION AWARDS: NUMBER OF SECUR- ITIES UNDER- LYING OPTION (#) (j) | EXER- CISE OR BASE PRICE OF OPTION AWARDS ($/sh) (k) | GRANT DATE FAIR VALUE OF STOCK AND OPTION AWARDS (l) |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | | THRES- HOLD ($) (c) | TARGET ($) (d) | MAXIMUM ($) (e) | THRES- HOLD (#) (f) | TARGET (#) (g) | MAXIMUM (#) (h) | | | | |
| Jochen Zeitz | STIP | 02/05/24 | 02/05/24 | $ 1,200,000 | $ 2,400,000 | $ 4,800,000 | | | | | | | |
| | RSUs | 02/05/24 | 02/05/24 | | | | | | | 191,854 | | | $ 6,500,014 |
| Jonathan Root | STIP | 02/05/24 | 02/05/24 | $ 244,375 | $ 488,750 | $ 977,500 | | | | | | | |
| | Performance Shares | 02/09/22 | 02/05/24 | | | | 981 | 1,962 | 3,924 | | | | $ 69,062 |
| | Performance Shares | 02/09/23 | 02/05/24 | | | | 889 | 1,778 | 3,556 | | | | $ 58,034 |
| | Performance Shares | 02/05/24 | 02/05/24 | | | | 7,128 | 14,256 | 28,512 | | | | $ 508,226 |
| | RSUs | 02/05/24 | 02/05/24 | | | | | | | 9,505 | | | $ 322,029 |
| Luke Mansfield | STIP | 02/05/24 | 02/05/24 | $ 154,000 | $ 301,036 | $ 616,000 | | | | | | | |
| | Performance Shares | 02/09/22 | 02/05/24 | | | | 923 | 1,846 | 3,692 | | | | $ 64,979 |
| | Performance Shares | 02/09/23 | 02/05/24 | | | | 837 | 1,673 | 3,346 | | | | $ 54,607 |
| | Performance Shares | 02/05/24 | 02/05/24 | | | | 4,676 | 9,351 | 18,702 | | | | $ 333,363 |
| | RSUs | 02/05/24 | 02/05/24 | | | | | | | 6,234 | | | $ 211,208 |
| Jagdish Krishnan | STIP | 02/05/24 | 02/05/24 | $ 215,625 | $ 431,250 | $ 862,500 | | | | | | | |
| | Performance Shares | 02/09/22 | 02/05/24 | | | | 1,535 | 3,070 | 6,140 | | | | $ 108,064 |
| | Performance Shares | 02/09/23 | 02/05/24 | | | | 1,464 | 2,928 | 5,856 | | | | $ 95,570 |
| | Performance Shares | 02/05/24 | 02/05/24 | | | | 7,128 | 14,256 | 28,512 | | | | $ 508,226 |
| | RSUs | 02/05/24 | 02/05/24 | | | | | | | 9,505 | | | $ 322,029 |
| Paul Krause | STIP | 02/05/24 | 02/05/24 | $ 169,000 | $ 335,580 | $ 676,000 | | | | | | | |
| | Performance Shares | 02/09/22 | 02/05/24 | | | | 1,247 | 2,493 | 4,986 | | | | $ 87,754 |
| | Performance Shares | 02/09/23 | 02/05/24 | | | | 1,192 | 2,384 | 4,768 | | | | $ 77,814 |
| | Performance Shares | 02/05/24 | 02/05/24 | | | | 5,048 | 10,095 | 20,190 | | | | $ 359,887 |
| | RSUs | 02/05/24 | 02/05/24 | | | | | | | 6,730 | | | $ 228,012 |

(1) In February 2024, the Human Resources Committee formally approved the STIP relating to 2024 performance. Under this plan, each eligible NEO had the potential to earn the estimated future payouts that we disclose above during 2024. We include further details regarding this plan, including information on performance criteria, in the "2024 Short-Term Incentive Plan" section of the "Compensation Discussion and Analysis".

(2) Performance shares shown as granted in 2024 include the performance share award approved in 2024, which included performance goals for a cumulative 3-year period, as well as one-third of the performance share award approved in 2023 and 2022 (other than the AIP Performance Shares), which included separate performance goals for each year of the awards. Under ASC 718, shares are not considered granted until the grantor and grantee reach a mutual understanding of the key terms and conditions of the award. Therefore, the total performance share awards approved in 2023 and 2022 were considered granted in three equal amounts on the dates the annual performance goals for each fiscal year were communicated. The performance shares allow NEOs to earn a specified number of shares of our common stock at the end of a three-year performance period that will range between 0% and 200% of the target level award amount. For the awards approved in 2024, the number of shares of our stock that the NEO will earn under the award will be based on the Company's achievement of internal performance goals over a three-year performance period modified by the Company's relative total shareholder return performance compared to a predetermined peer group, measured over the same three-year performance period. For the awards approved in 2023 and 2022, the number of shares of our stock that the NEO will earn under each award will be based on the Company's average achievement of internal performance goals for each fiscal year during the award's three-year performance period modified by the Company's relative total shareholder return performance compared to a predetermined peer group, measured over the same three-year performance period. For the awards approved in 2023 and 2022, the annual performance goals for each fiscal year were established and communicated to the NEO at the beginning of each fiscal year. The performance measures for the 2024 fiscal year relate to HDMC return on invested capital and HDMC revenue and are subject to the total shareholder return modifier. We discuss these measures under "2024 Long-Term Incentive Awards" in the "Compensation Discussion and Analysis." Earned shares will vest only if the individual remains an employee through the vesting date or certain other circumstances apply. To the extent that these awards vest, the participant will receive the accumulated dividends that have accrued over the performance period in direct proportion to the number of performance shares that actually vest.

(3)   Restricted stock unit awards allow NEOs to receive shares of our common stock in the future only after the awards vest, which will occur only if the individual remains an employee through the vesting date or certain other circumstances apply. The restricted stock unit awards granted to NEOs vest in three equal annual installments beginning one year after the grant date. To the extent that these awards vest, the participant will receive the accumulated dividends that have accrued over the service period. Under the vesting rules of our restricted stock unit awards, a recipient who is at least 55 years old, is eligible for retirement and retires from the Company will have all awards that were granted 12 or more months prior to the date of retirement vest upon retirement.

(4)   The date the Human Resources Committee initially took action to approve the award. As noted in note (2) certain performance shares shown as granted in 2024 were approved in 2023 and 2022 but were not considered granted until the annual performance goals were communicated by the Company to the NEO in 2024.

## Narrative to Summary Compensation Table and Grants of Plan-Based Awards Table

For 2024, we maintained the following executive compensation elements and plans for our NEOs:

- Base salary;
- Annual cash incentive compensation;
- Long-term incentive stock awards;
- Retirement and savings plans;
- Non-qualified Deferred Compensation Plan; and
- Other employee benefits and other non-cash compensation.

We include further details regarding these plans and elements of our program, including information on performance criteria and vesting provisions, in the "2024 Compensation Decisions and Outcomes" section of the "Compensation Discussion and Analysis."

## OUTSTANDING EQUITY AWARDS AT DECEMBER 31, 2024

| NAME (a) | NUMBER OF SECURITIES UNDERLYING UNEXERCISED OPTIONS (#) EXERCISABLE (b) | NUMBER OF SECURITIES UNDERLYING UNEXERCISED OPTIONS (#) UNEXERCISABLE (1) (c) | EQUITY INCENTIVE PLAN AWARDS: NUMBER OF SECURITIES UNDERLYING UNEXERCISED UNEARNED OPTIONS (#) (1) (d) | OPTION EXERCISE PRICE ($) (e) | OPTION EXPIRATION DATE (f) | NUMBER OF SHARES OR UNITS OF STOCK THAT HAVE NOT VESTED (#) (2) (4) (g) | MARKET VALUE OF SHARES OR UNITS OF STOCK THAT HAVE NOT VESTED ($) (h) | EQUITY INCENTIVE PLAN AWARDS: NUMBER OF UNEARNED SHARES, UNITS OR OTHER RIGHTS THAT HAVE NOT VESTED (#) (3) (4) (i) | EQUITY INCENTIVE PLAN AWARDS: MARKET OR PAYOUT VALUE OF UNEARNED SHARES, UNITS OR OTHER RIGHTS THAT HAVE NOT VESTED ($) (3) (j) |
|---|---|---|---|---|---|---|---|---|---|
| Jochen Zeitz | 189,350 | — | 310,650 | $ 36.63 | 12/01/31 | 282,473 | $ 8,510,911 | 375,000 | $ 11,298,750 |
| Jonathan Root | 1,814 | | — | $ 63.49 | 02/03/25 | 18,483 | $ 556,893 | 43,089 | $ 1,298,272 |
| Luke Mansfield | | | | | | 14,683 | $ 442,399 | 29,981 | $ 903,328 |
| Jagdish Krishnan | | | | | | 23,746 | $ 715,467 | 46,251 | $ 1,393,543 |
| Paul Krause | | | | | | 18,303 | $ 551,469 | 32,361 | $ 975,037 |

(1) We granted WIN stock options to Mr. Zeitz in December 2021. Based on our stock price relative to performance goals and because Mr. Zeitz remained employed through December 31, 2023, 124,950 options were exercisable at that date with at an exercise price of $36.63 and a 6-year term. Because Mr. Zeitz remained employed as CEO through December 31, 2024, and because the highest 10-day average stock price that we achieved since we granted the WIN stock options was $49.46 (which we achieved on February 15, 2023 and which exceeded the first stock price hurdle of $45.00 under the stock options), an additional 64,400 options became exercisable on December 31, 2024 with the same $36.63 exercise price, and all of the stock options now have a full 10-year term to exercise.

(2) The amounts in this column consist of unvested restricted stock units and earned, but unvested performance shares. The value of the awards in this column is based on the closing price of Harley-Davidson's common stock on December 31, 2024.

(3) The amounts in this column consist of unearned performance shares and AIP Performance Shares. The value disclosed is based on actual performance achieved for each of the underlying performance measures through December 31, 2024. If actual performance was less than threshold, then the value disclosed is based on achieving threshold performance. If actual performance exceeded threshold, then the value of shares disclosed is based on achieving target performance. The value of remaining shares related to measures with actual performance that exceeded target is disclosed based on achieving maximum performance. Threshold performance for the AIP Performance Shares represents the shares that would be earned at the lowest share price threshold that is not yet achieved as of December 31, 2024. The value of shares was based on the closing price of Harley-Davidson's common stock on December 31, 2024.

(4) RSUs, performance shares and AIP Performance Shares vest as follows:

| | RSU & EARNED PERFORMANCE SHARE VESTING DATE | NUMBER OF RSUs & EARNED PERFORMANCE SHARES | UNEARNED PERFORMANCE SHARES & ASPIRATIONAL PERFORMANCE SHARES VESTING DATE | NUMBER OF UNEARNED PERFORMANCE SHARES & ASPIRATIONAL PERFORMANCE SHARES |
|---|---|---|---|---|
| Jochen Zeitz | February 2025 | 109,260 | | |
| | February 2026 | 109,261 | | |
| | February 2027 | 63,952 | | |
| | | | (1) | 375,000 |
| Jonathan Root | February 2025 | 10,960 | | |
| | February 2026 | 4,354 | February 2026 | 4,890 |
| | February 2027 | 3,169 | February 2027 | 8,199 |
| | | | (1) | 30,000 |
| Luke Mansfield | February 2025 | 9,410 | | |
| | February 2026 | 3,194 | February 2026 | 4,602 |
| | February 2027 | 2,079 | February 2027 | 5,379 |
| | | | (1) | 20,000 |
| Jagdish Krishnan | February 2025 | 15,456 | | |
| | February 2026 | 5,121 | February 2026 | 8,052 |
| | February 2027 | 3,169 | February 2027 | 8,199 |
| | | | (1) | 30,000 |
| Paul Krause | February 2025 | 12,226 | | |
| | February 2026 | 3,833 | February 2026 | 6,556 |
| | February 2027 | 2,244 | February 2027 | 5,805 |
| | | | (1) | 20,000 |

(1) AIP Performance Shares allow NEOs to earn shares of our common stock if share price thresholds are achieved by December 31, 2025. If a share price threshold is met, then 50% of the associated performance shares will be deemed vested immediately upon the Human Resources Committee's determination that the share price threshold has been achieved and the remaining 50% will be deemed vested on the one-year anniversary of the date on which the share price threshold was achieved, subject to certain conditions.

## OPTION EXERCISES AND STOCK VESTED IN 2024

| NAME (a) | NUMBER OF SHARES ACQUIRED ON EXERCISE (#) (b) | VALUE REALIZED ON EXERCISE ($) (c) | NUMBER OF SHARES ACQUIRED ON VESTING (#) (d) | VALUE REALIZED ON VESTING ($) (e) |
|---|---|---|---|---|
| Jochen Zeitz | — | $ — | 56,847 | $ 2,079,639 |
| Jonathan Root | — | $ — | 11,158 | $ 385,952 |
| Luke Mansfield | — | $ — | 11,579 | $ 399,815 |
| Jagdish Krishnan | — | $ — | 17,951 | $ 620,884 |
| Paul Krause | — | $ — | 11,644 | $ 404,655 |

## Pension Benefits

We maintain the Harley-Davidson Retirement Annuity Plan which is a noncontributory defined benefit pension plan. Under the Plan, our eligible salaried employees are generally eligible to retire with unreduced benefits at age 62 or later. The plan was closed to new participants in 2006 and benefit accruals under the Plan ceased after December 31, 2024. Based on tenure, none of our NEOs were eligible to participate in the Harley-Davidson Retirement Annuity Plan.

## NON-QUALIFIED DEFERRED COMPENSATION

| NAME (a) | EXECUTIVE CONTRIBUTION IN LAST FY ($) (1) (b) | REGISTRANT CONTRIBUTIONS IN LAST FY ($) (2) (c) | AGGREGATE EARNINGS IN LAST FY ($) (3) (d) | AGGREGATE WITHDRAWALS/ DISTRIBUTIONS ($) (e) | AGGREGATE BALANCE AT LAST FYE ($) (4) (f) |
|---|---|---|---|---|---|
| Jochen Zeitz | $ — | $ 236,238 | $ 222,852 | $ — | $ 978,064 |
| Jonathan Root | $ — | $ 20,464 | $ 43,393 | $ — | $ 242,498 |
| Luke Mansfield | $ — | $ 15,779 | $ 6,726 | $ — | $ 83,556 |
| Jagdish Krishnan | $ 100,000 | $ 26,405 | $ 41,826 | $ — | $ 356,627 |
| Paul Krause | $ — | $ 21,118 | $ 10,468 | $ — | $ 103,018 |

(1) Executive contributions to this Plan represent compensation from salary and non-equity incentive plans that NEOs earned but elected to defer. The entire executive contribution is therefore included in the NEO's compensation reported in the Summary Compensation Table.

(2) Employees of HDMC, including all NEOs, hired after August 1, 2006 received a matching contribution of up to 75% of their Deferred Compensation Plan contributions (including contributions to the Company's 401(k) Plans and its Non-Qualified Deferred Compensation Plans) on the first 6% of cash compensation (salary and STIP pay) that was deferred. In addition, HDMC employees with a date of hire or rehire on or after August 1, 2006 who are not covered under the Harley-Davidson Retirement Annuity Plan after August 1, 2006, including all NEOs, may receive an additional employer contribution of 4% of their eligible pay from the preceding year. The total amount of employer contributions for each NEO that is included in the non-qualified deferred compensation plan is equal to the total contribution less the amount contributed to each such NEO's 401(k) account. All amounts shown as registrant contributions are included in the NEO's compensation reported in the Summary Compensation Table.

(3) Executives have the option of allocating their deferred compensation balances across several different independent third-party investment vehicles. No amounts of aggregate earnings for the last fiscal year or for prior years have been included in the Summary Compensation Table.

(4) Amounts included in the aggregate balance that have been reported in the Summary Compensation Table for previous years were as follows: Mr. Zeitz - $376,886, Mr. Root - $44,412, Mr. Mansfield - $0, Mr. Krishnan - $104,949, and Mr. Krause - $53,311.

We include a description of the HDI Deferred Compensation Plan in the "Compensation Discussion and Analysis."

## PAYMENTS MADE UPON TERMINATION

Regardless of the manner in which an NEO's employment terminates, they may be entitled to receive amounts earned during their term of employment. Such amounts may include:

- Non-equity incentive compensation earned during the fiscal year;

- Amounts contributed under our Deferred Compensation Plan; and

- Amounts accrued and vested through our 401(k) savings plan and pension and similar plans.

### Change of Control

As of December 31, 2024, we had Transition Agreements with Messrs. Zeitz, Root, Krause, Mansfield and Krishnan. Each agreement provides that, if we terminate the individual's employment for any reason (other than for cause) within two years after a change of control, then such individual will receive a cash payment and certain other benefits. In addition, among other events, voluntary termination by the executive of their employment for "good reason" within two years after a change of control would entitle the executive to the benefits under the agreement. We describe the Transition Agreements more fully in the section "Compensation Discussion and Analysis-Transition Agreements and Change of Control."

Our incentive stock plans also contain provisions that apply if there is a change of control. Equity awards that we made under our 2014 Incentive Stock Plan and the 2022 Aspirational Incentive Plan, or AIP, to an executive who was then a party to a Transition Agreement do not become fully vested upon a change of control (but may become vested if we terminate the individual's employment for any reason other than cause within two years after a change of control). Beginning in 2019, all of our long-term incentive awards have a double-trigger vesting provision.

Under the Transition Agreements, a change of control of Harley-Davidson means any one of the following:

- The total number of Directors either serving on the date of the agreement or approved by those serving on the date of the agreement or successors they have approved no longer constitutes at least two-thirds of the Board; or

- Any person becomes the owner, directly or indirectly, of 20% or more of our outstanding common stock or voting power; or

- The consummation of a merger or consolidation with another company, a sale of most of our assets, or a liquidation or dissolution, unless, in the case of a merger or consolidation, the total number of Directors serving on the date of the agreement or approved by those serving on the date of the agreement or successors they have approved will constitute at least two-thirds of the board of the surviving company after the transaction; or

- At least two-thirds of the total number of Directors either serving on the date of the agreement or approved by those serving as of the date of the agreement or successors they have approved determines immediately before a proposed action is taken that the action will constitute a change of control (and the action is subsequently taken).

The definition of change of control in the AIP includes a majority threshold for a change in Directors and a 35% ownership threshold rather than 20%, and it does not include an ability for Directors to make a determination that an action constitutes a change of control.

The table below presents estimates of the amounts of compensation payable to each NEO that we employed on December 31, 2024, upon a change of control and termination of the executive in a manner that entitles the executive to cash severance. The amounts shown assume that such change of control and termination were both effective as of December 31, 2024. The actual amounts to be paid can only be determined at the time of a change of control or the executive's termination. These amounts are in addition to vested amounts of deferred compensation that are fully disclosed for each NEO that we employed on December 31, 2024 in the "Non-Qualified Deferred Compensation" table.

| BENEFIT | JOCHEN ZEITZ | JONATHAN ROOT | LUKE MANSFIELD | JAGDISH KRISHNAN | PAUL KRAUSE |
|---|---|---|---|---|---|
| **UNEARNED COMPENSATION** (payment contingent on termination) | | | | | |
| Cash Severance (a) | $ 9,800,000 | $ 2,127,500 | $ 1,496,000 | $ 2,012,500 | $ 1,716,000 |
| Interrupted Bonus (b) | $ 2,400,000 | $ 488,750 | $ 308,000 | $ 431,250 | $ 338,000 |
| Retirement Benefits: (c) | | | | | |
| Pension Plans (d) | $ — | $ — | $ — | $ — | $ — |
| Savings Plans/Deferred Compensation Plan (e) | $ — | $ — | | $ — | $ — |
| Retiree medical | $ — | $ — | $ — | $ — | $ — |
| Subtotal for Retirement Benefits | $ — | $ — | | $ — | $ — |
| Other Benefits: (c) | | | | | |
| Health & Welfare | $ 56,110 | $ 52,792 | $ 3,246 | $ 51,292 | $ 2,062 |
| Outplacement | $ 20,000 | $ 20,000 | $ 20,000 | $ 20,000 | $ 20,000 |
| Financial Planning | $ 20,000 | $ 20,000 | $ 20,000 | $ 20,000 | $ 20,000 |
| Tax Gross-Ups | $ — | $ — | $ — | $ — | $ — |
| Subtotal for Other Benefits | $ 96,110 | $ 92,792 | $ 43,246 | $ 91,292 | $ 42,062 |
| Equity: (f)(g) | | | | | |
| Long-term performance shares (including AIP performance shares) | $ — | $ 607,284 | $ 446,196 | $ 715,890 | $ 536,273 |
| Restricted Stock | $ 8,765,625 | $ 409,582 | $ 301,923 | $ 481,600 | $ 360,859 |
| Subtotal | $ 8,765,625 | $ 1,016,866 | $ 748,119 | $ 1,197,490 | $ 897,132 |
| Total | $ 21,061,735 | $ 3,725,908 | $ 2,595,365 | $ 3,732,532 | $ 2,993,194 |
| **EARNED COMPENSATION** (payment not contingent on termination) | | | | | |
| Long-term Incentives (including AIP performance shares) (g) | | | | | |
| Long-term performance shares | $ — | $ — | $ — | $ — | $ — |
| Restricted Stock | $ — | $ — | $ — | $ — | $ — |
| Unexercisable Options (f) (g) | $ — | $ — | $ — | $ — | $ — |
| Total | $ — | $ — | $ — | $ — | $ — |
| GRAND TOTAL | $ 21,061,735 | $ 3,725,908 | $ 2,595,365 | $ 3,732,532 | $ 2,993,194 |

(a)  For each NEO, the cash severance reflects the product of two times the sum of the NEO's highest annual base salary in the preceding five years plus two times the current target bonus. Under the Transition Agreements, to the extent that payments to executives would be considered "excess parachute payments" as defined in Section 280G of the Internal Revenue Code, the payments will be reduced to a point at which they are no longer considered excess parachute payments or the executive will receive the full payment and be personally liable for the excise tax, whichever produces the larger after-tax benefit to the executive. In these agreements, there are no provisions for an excise tax gross-up. Amounts in the table assume that the executives received the full payments that the Transition Agreements contemplate without reduction.

(b)  For each NEO, the interrupted bonus reflects the higher of the NEO's target STIP opportunity for 2024 or the actual bonus earned in 2024 on the assumption that the actual bonus for 2024 would not have been determined had the change of control occurred before December 31, 2024. Without the benefit of a Transition Agreement, there is no entitlement to any amount under the STIP upon a change of control.

(c)  As of December 31, 2024 Messrs. Zeitz, Krishnan and Root were entitled to two years of continued coverage in our health and welfare benefit programs, and Messrs. Zeitz, Root, Krishnan, Krause and Mansfield were entitled to a lump sum payment for outplacement services. We estimated the amounts in the table relating to continued coverage in our health and welfare benefit programs and outplacement services.

(d)  As of December 31, 2024, pursuant to our Transition Agreements, none of the NEOs are eligible for additional retirement benefits upon a change of control.

(e)  For each NEO, amounts reflect the value of restricted stock, restricted stock units, and unvested options awards that become vested upon termination following a change of control. The definition of change of control under our stock plans is essentially the same as in the Transition Agreements.

(f)  We calculated the value of the unvested stock options based upon the difference between the aggregate market value of the shares of common stock underlying the unvested stock options and the aggregate exercise price that the NEO would be required to pay upon exercise of those stock options. We calculated the value of the unvested shares of restricted stock and unvested restricted stock units held by each NEO based upon the aggregate market value of the related shares. We used a price of $30.13 per share to determine market value in both of these calculations, which was the closing price of our common stock on December 31, 2024, as reported by the New York Stock Exchange.

(g)  For each NEO, amounts reflect: (i) the target value of performance share awards; (ii) a value of $0 for AIP Performance Shares based on the Human Resources Committee's interpretation referenced below relating to treatment of AIP Performance Shares on a change of control ; and (iii) the value of restricted stock, restricted stock units, and unvested options awards that become vested upon a change of control regardless of whether the executive's employment is terminated. We used a price of $30.13 per share to determine market value in each of these calculations.

## Executive Severance

All NEOs are covered under our Executive Severance Plan that, if we terminate employment for any reason other than for cause, provides for a base salary continuation benefit of 24 months, prorated annual incentive plan payment, and a lump sum payment for medical, dental, and vision benefit plans based on the number of months of severance and the Company's contribution for such benefits, as well as a payment in lieu of outplacement benefits. To receive a severance payment under this Plan, the executive must execute a general release of claims against the Company and agree to certain restrictive covenants.

The table below presents estimates of the amounts of compensation payable to each NEO under the Executive Severance Policy assuming a termination absent a change of control for any reason other than cause, death, or disability. The amounts shown assume that such termination was effective as of December 31, 2024. The actual amounts to be paid can only be determined at the time of the executive's termination.

| EXECUTIVE BENEFITS UPON TERMINATION ABSENT A CHANGE OF CONTROL | JOCHEN ZEITZ | JONATHAN ROOT | LUKE MANSFIELD | JAGDISH KRISHNAN | PAUL KRAUSE |
|---|---|---|---|---|---|
| Salary Continuation | $ 3,900,000 | $ 1,150,000 | $ 880,000 | $ 1,150,000 | $ 1,040,000 |
| Other Benefits | | | | | |
| Health and Welfare | $ 51,242 | $ 49,010 | $ — | $ 49,010 | $ — |
| Continuation of Life Insurance | $ 3,967 | $ 2,281 | $ 1,745 | $ 2,281 | $ 2,063 |
| Payment in lieu of outplacement | $ 10,000 | $ 10,000 | $ 10,000 | $ 10,000 | $ 10,000 |
| Total | $ 3,965,209 | $ 1,211,291 | $ 891,745 | $ 1,211,291 | $ 1,052,063 |

## Vesting of Restricted Stock and Restricted Stock Units

We awarded restricted stock and restricted stock units to NEOs, and NEOs earn the related shares when the restrictions on the awards lapse, but only if the individual remains an employee or certain other circumstances apply. In some circumstances, a pro-rata portion of the shares will vest based on a ratio of actual service to the requisite service period. This is the case for all awards if the NEO dies or becomes disabled. For certain awards, if the NEO is 55 years of age or older and elects to retire more than one year after the date of the grant of the award, all unvested shares or units under that award will automatically vest upon retirement. In addition, other awards vest fully if we terminate the NEO other than for cause. In general, "cause" means conviction of or plea of no contest to a felony, willful misconduct that is materially and demonstrably detrimental to the Company, willful refusal to perform duties consistent with the NEO's office, position, or status with the Company, or other conduct or inaction that the Human Resources Committee determines constitutes cause.

The following table reflects, for each NEO that we employed on December 31, 2024, the value of restricted stock and restricted stock unit awards that become vested upon termination of the NEO's employment for each of the reasons indicated in the table if such termination occurred on December 31, 2024. The value is based upon the aggregate market value of the shares that would vest in each instance. We used a price of $30.13 per share to determine market value, which was the closing price of our common stock on December 31, 2024, as reported by the New York Stock Exchange. Amounts that we reflect in this table are in addition to any amounts the NEO may be entitled to receive under the Executive Severance Plan.

| NAMED EXECUTIVE OFFICER | RETIREMENT | DEATH OR DISABILITY | TERMINATION BY COMPANY (1) |
|---|---|---|---|
| Jochen Zeitz | $ 2,730,350 | $ 5,418,729 | $ — |
| Jonathan Root | $ — | $ 258,093 | $ — |
| Luke Mansfield | $ — | $ 197,140 | $ — |
| Jagdish Krishnan | $ — | $ 317,871 | $ — |
| Paul Krause | $ — | $ 241,672 | $ — |

(1)   While terms for certain awards provide that the individual will forfeit any shares that are not vested if we terminate the individual, upon such a termination the individual could elect to treat the termination as a qualified retirement if they were eligible. There is no pro-rata vesting based on performance or, in the first year after grant, due to retirement. As a result, the awards give the NEO a strong incentive to remain with the Company.

## Performance Shares

We awarded performance shares to NEOs, and NEOs earn the related shares when the three-year performance period ends, but only if the individual remains an employee or certain other circumstances apply. In some circumstances, a pro-rata portion of the shares will vest based on a ratio of actual service to the requisite service period. This is the case for all awards if the NEO dies or becomes disabled. For certain awards, if the NEO is 55 years of age or older and elects to retire more than one year after the date of the grant of the award, and for all awards granted in 2019 and forward, a pro-rata portion of the shares will vest based on the ratio of actual service in the requisite performance period and based on final results for the performance period. Finally, as we disclose in the table above that presents the amounts payable to each NEO upon a change of control, certain performance share awards also vest fully on a change of control.

The following table reflects, for each NEO that we employed at December 31, 2024, the value of performance share awards that become vested upon retirement, assuming that such retirement occurred on December 31, 2024. The value is based upon the aggregate market value of the shares that would vest in each instance with performance results at target. We used a price of $30.13 per share to determine market value, which was the closing price of our common stock on December 31, 2024, as reported by the New York Stock Exchange. Amounts that we reflect in this table are in addition to any amounts the NEO may be entitled to receive under the Executive Severance Policy.

| NAMED EXECUTIVE OFFICER | 2022 - 2024 Award | 2023 - 2025 Award | 2024 - 2026 Award |
|---|---|---|---|
| Jochen Zeitz | $ — | $ — | $ — |
| Jonathan Root | $ 177,345 | $ 160,683 | $ 429,563 |
| Luke Mansfield | $ 166,890 | $ 151,222 | $ 281,746 |
| Jagdish Krishnan | $ 277,467 | $ 264,632 | $ 429,563 |
| Paul Krause | $ 225,312 | $ 215,490 | $ 304,162 |

## AIP Performance Shares

We awarded AIP Performance Shares to NEOs in 2022. If Mr. Zeitz's employment as Chief Executive Officer is terminated for any reason prior to the date on which all of his AIP Performance Shares are earned, then he will forfeit any AIP Performance Shares that he has not earned as of such termination. If his employment as Chief Executive Officer is terminated by us without cause prior to the date on which all of the AIP Performance Shares are vested, then he will forfeit any then-unvested AIP Performance Shares that do not become vested as a result of the termination of his employment as of the date his employment as Chief Executive Officer is terminated unless he continues serving in a Board-approved role. If Mr. Zeitz continues serving in a Board-approved role but such service is terminated by us without cause prior to the date on which all of the AIP Performance Shares are vested, then he will forfeit any then-unvested AIP Performance Shares that do not become vested as a result of the termination of such service.

If the employment of a participant other than Mr. Zeitz is terminated for any reason prior to the date on which all of the participant's AIP Performance Shares are earned, then the participant will forfeit any AIP Performance Shares that have not been earned as of such termination. If the employment of a participant other than Mr. Zeitz is terminated by us prior to the date on which all of the participant's AIP Performance Shares are vested, then the participant will forfeit any then-unvested AIP Performance Shares that do not become vested as a result of such termination of employment.

Under an interpretation of the AIP that the Human Resources Committee approved in February 2025, in the event of a change of control (whether or not a participant is also a party to a Transition Agreement), there will be a payout for AIP Performance Shares only if the per share value realized at the time of the change of control is greater than $60 per share. If the first payout level under the AIP of $70 per share has not been met by the time of the change of control, then the payout upon a change of control will be determined based upon the per share value realized at the time of the change of control, interpolated between $60 per share and $70 per share. If the $70 per share payout level had been met by the time of the change of control, then there would be no payout for a per share value realized at the time of the change of control of less than $70 per share. If the per share value realized at the time of the change of control is greater than $70 per share, then each holder of an AIP Performance Share for which the performance period has not expired will earn the number of AIP Performance Shares that would have been earned had the 30-day VWAP per share reached a price equal to the per share value realized at the time of the change of control, but calculated as if the number of AIP Performance Shares earned were determined on an interpolated basis between the two specific stock prices specified as performance goals (i.e., the nearest performance goal stock price that is less than the change in control consideration and the nearest performance goal stock price that is greater than the change in control consideration) as determined by the Human Resources Committee. To the extent such AIP Performance Shares had previously been earned on the basis of the actual 30-day VWAP, they will remain earned and subject to any remaining time-vesting schedule. To the extent such AIP Performance Shares had not previously been earned consistent with the non-change-of-control related vesting, 50% will be deemed vested immediately upon the change of control, and the remaining 50% will be deemed vested on the earlier of the one-year anniversary of the change of control or the participant's termination by us without cause. All other terms and conditions applicable to the AIP Performance Shares will continue unchanged, but no additional Performance Shares may be earned on the basis of the stock price performance goals following the change of control.

The table above reflects a value of $0 for AIP Performance Shares based on the Human Resources Committee's interpretation referenced above relating to treatment of AIP Performance Shares on a change of control and assuming a change of control stock price of $30.13 as of December 31, 2024.

## Payments Made Upon Death or Disability

Upon death of a NEO while employed, in addition to the benefits to which we refer immediately following the heading "Payments Made Upon Termination" above and the amounts we disclose above relating to restricted stock and restricted stock unit awards, the NEO will receive payments under our death benefits. Our death benefits provide that each NEO is entitled to three times annual base salary in the event of their death while actively employed, which we would generally satisfy out of proceeds of life insurance that we maintain. For each NEO, we report premiums that we paid for this life insurance as part of "All Other Compensation" in the "Summary Compensation Table." In addition, we maintain long-term disability plans in which NEOs may participate on a voluntary basis on the same terms as other salaried employees. There is no Company contribution toward the cost of this long-term disability benefit.

Under the form of our Transition Agreement, if the NEO's death occurs during employment, then no benefits are payable under the Agreement. In addition, under all forms of our Transition Agreement, if an NEO dies after a termination that entitles the NEO to a cash payment, or if an NEO's death during active employment after a change of control entitles the NEO's estate to a cash payment, the health benefit coverage for the NEO's eligible dependents will continue until the earlier of one year following the executive's death or three years following the executive's termination. All other welfare benefit coverage will cease at the date of the NEO's death.

## Treatment of Certain Benefits Upon Retirement

For compensation purposes, we generally define "retirement" as separation from service on or after attainment of age 55. When an individual who satisfies these criteria leaves service, we consider them a retiree for purposes of certain compensation and benefits programs. An executive who has received a performance share award will receive a payout on a pro-rata basis for each award that we granted to the executive before their retirement date. The payment amount under each of these awards is based upon the actual months of employment since the date of the award divided by the 36-month life of the award. Actual payments will only be made upon the completion of the performance period. An executive will receive a payout with respect to a STIP award relating to the year in which they retire on a pro-rata basis based upon their actual pay during the year in which they retire and the actual STIP performance of the Company. Equity awards granted at least 12 months prior to the date of retirement vest on the date of retirement. These benefits are in addition to those that we disclose above under "Pension Benefits."

As of December 31, 2023, Mr. Zeitz was eligible to retire and would receive certain benefits (as described above) upon retirement. Assuming that he had retired effective as of that date, he would have been entitled to receive value in respect of the vesting of restricted stock and restricted stock units as reflected in the table that appears above under "Vesting of Restricted Stock and Restricted Stock Units".

## Harley-Davidson CEO Pay Ratio for 2024

To comply with Item 402(u) of Regulation S-K, we are providing the following disclosure regarding the ratio of the median annual total compensation of our employees and the annual total compensation of our Chief Executive Officer for the year ended December 31, 2024. For our 2024 ratio, as required, we chose a new median employee using the following methodology:

- We identified each individual that we employed globally on October 15, 2024;

- We then identified the base salary or base wages that we paid to each individual in our employee population during 2024;

- We annualized the base salary for any individual who commenced work with us after January 1, 2024; and

- We then used assumptions that we considered reasonable based on our knowledge of our employee population to select the median employee that we thought was most representative of our employee population.

To calculate our ratio for 2024, we calculated such median employee's annual total compensation for 2024 in the same way that we calculated total compensation for each of our NEOs that appear in the Summary Compensation Table above. Our median employee's total compensation was $75,036, and our CEO's total compensation (as reported in the Summary Compensation Table) was $9,145,545, resulting in a ratio of the median employee's compensation to our CEO's compensation of approximately 1:122.

## Pay Versus Performance

| Year | SUMMARY COMPENSATION TABLE TOTAL FOR FIRST PEO (1) | SUMMARY COMPENSATION TABLE TOTAL FOR SECOND PEO (2) | COMPEN-SATION ACTUALLY PAID TO FIRST PEO (1)(6) | COMPEN-SATION ACTUALLY PAID TO SECOND PEO (2)(6) | AVERAGE SUMMARY COMPEN-SATION TABLE TOTAL FOR NON-PEO NEOs (3) | AVERAGE COMPEN-SATION ACTUALLY PAID TO NON-PEO NEOs (3)(6) | VALUE OF INITIAL FIXED $100 INVESTMENT BASED ON: | | NET INCOME (5) | OPERATING INCOME (5) |
|---|---|---|---|---|---|---|---|---|---|---|
| | | | | | | | TOTAL SHAREHOLDER RETURN | PEER GROUP TOTAL SHAREHOLDER RETURN (4) | | |
| 2024 | $ 9,145,545 | N/A | $ (3,139,105) | N/A | $ 1,427,257 | $ 421,572 | $ 88 | $ 180 | $ 455,357 | $ 416,627 |
| 2023 | $ 11,953,280 | N/A | $ (13,936,969) | N/A | $ 1,297,088 | $ (792,952) | $ 106 | $ 164 | $ 706,586 | $ 779,084 |
| 2022 | $ 43,324,864 | N/A | $ 43,851,203 | N/A | $ 3,870,881 | $ 3,932,610 | $ 117 | $ 128 | $ 741,408 | $ 909,278 |
| 2021 | $ 18,105,568 | N/A | $ 22,396,080 | N/A | $ 1,835,603 | $ 1,927,582 | $ 104 | $ 165 | $ 650,024 | $ 823,439 |
| 2020 | $ 9,388,942 | $ 8,706,434 | $ 12,674,739 | $ (2,187,161) | $ 1,864,060 | $ 291,026 | $ 100 | $ 130 | $ 1,298 | $ 9,679 |

(1)  Mr. Zeitz, current Principal Executive Officer ("PEO")
(2)  Mr. Levatich, former PEO
(3)  Non-PEO NEOs: 2024 - Messrs. Root, Mansfield, Krishnan, and Krause, 2023 - Messrs. Root, Viney, Krishnan, and Krause and Mses. Goetter and O'Sullivan; 2022 - Messrs. Krishnan and Krause and Mses. Goetter and O'Sullivan; 2021 - Messrs. Niketh and Krishnan and Mses. Goetter and O'Sullivan; 2020 - Messrs. Hund, Mansfield, Thomas, and Olin and Mses. Goetter, Anding, and Kumbier
(4)  S&P 400 Consumer Discretionary (Sector)
(5)  In 000's
(6)  To calculate Compensation Actually Paid (CAP), the following amounts were deducted from and added to the Summary Compensation Table (SCT) total:

| | Year | Summary Compensation Table total | Pension deductions from Summary Compensation Table total (i) | Equity deductions from Summary Compensation Table total (ii) | Pension benefit adjustments (iii) | Equity award adjustments (iv) | Compensation actually paid |
|---|---|---|---|---|---|---|---|
| **First PEO** | 2024 | $ 9,145,545 | $ — | $ (6,500,014) | $ — | $ (5,784,636) | $ (3,139,105) |
| | 2023 | $ 11,953,280 | $ — | $ (6,500,029) | $ — | $ (19,390,220) | $ (13,936,969) |
| | 2022 | $ 43,324,864 | $ — | $ (38,407,535) | $ — | $ 38,933,874 | $ 43,851,203 |
| | 2021 | $ 18,105,568 | $ — | $ (12,435,030) | $ — | $ 16,725,542 | $ 22,396,080 |
| | 2020 | $ 9,388,942 | $ — | $ (5,000,017) | $ — | $ 8,285,814 | $ 12,674,739 |
| **Second PEO** | 2020 | $ 8,706,434 | $ (653,000) | $ (5,454,199) | $ 564,066 | $ (5,350,462) | $ (2,187,161) |
| **Non-PEO NEOs** | 2024 | $ 1,427,257 | $ — | $ (852,216) | $ — | $ (153,469) | $ 421,572 |
| | 2023 | $ 1,297,088 | $ — | $ (596,910) | $ — | $ (1,493,130) | $ (792,952) |
| | 2022 | $ 3,870,881 | $ — | $ (2,914,845) | $ — | $ 2,976,574 | $ 3,932,610 |
| | 2021 | $ 1,835,603 | $ (28,000) | $ (417,538) | $ 32,420 | $ 505,097 | $ 1,927,582 |
| | 2020 | $ 1,864,060 | $ (107,714) | $ (889,321) | $ 94,202 | $ (670,201) | $ 291,026 |

(i) Reflects "Change in Pension Value" as reported in the SCT
(ii) Reflects "Stock Awards" and "Option Awards" as reported in the SCT
(iii) The total pension benefit adjustments for each applicable year include the actuarially determined service cost for services rendered during the applicable year
(iv) Reflects the value of equity calculated in accordance with the SEC methodology for determining CAP for each year shown. The equity award adjustments component of CAP is further detailed below.

| | Year | Year-end fair value of equity awards granted during the year | Year-over-year change in fair value of outstanding and unvested equity awards | Fair value as of vesting date of equity awards granted and vested in year | Year-over-year change in fair value of equity awards granted in prior years that vested in the year | Fair value at the end of the prior year of equity awards that failed to meet vesting conditions in the year | Value of dividends or other earnings paid on stock awards not otherwise reflected in the fair value or total compensation | Total equity award adjustments |
|---|---|---|---|---|---|---|---|---|
| **First PEO** | 2024 | $ 5,780,561 | $ (11,453,788) | $ — | $ 453 | $ — | $ (111,862) | $ (5,784,636) |
| | 2023 | $ 5,007,440 | $ (24,719,926) | $ — | $ (8,435) | $ — | $ 330,701 | $ (19,390,220) |
| | 2022 | $ 37,339,227 | $ 1,785,000 | $ — | $ (379,887) | $ — | $ 189,534 | $ 38,933,874 |
| | 2021 | $ 13,805,685 | $ — | $ — | $ 2,776,988 | $ — | $ 142,869 | $ 16,725,542 |
| | 2020 | $ 8,272,290 | $ — | $ — | $ — | $ — | $ 13,524 | $ 8,285,814 |
| **Second PEO** | 2020 | $ — | $ (1,987,171) | $ — | $ (1,296,512) | $ (1,885,363) | $ (181,416) | $ (5,350,462) |
| **Non-PEO NEOs** | 2024 | $ 508,520 | $ (632,602) | $ — | $ (36,290) | $ — | $ 6,903 | $ (153,469) |
| | 2023 | $ 303,684 | $ (1,233,360) | $ — | $ 22,716 | $ (589,003) | $ 2,833 | $ (1,493,130) |
| | 2022 | $ 2,916,948 | $ 45,811 | $ — | $ (633) | $ — | $ 14,448 | $ 2,976,574 |
| | 2021 | $ 512,012 | $ 19,314 | $ — | $ (32,934) | $ — | $ 6,705 | $ 505,097 |
| | 2020 | $ 210,464 | $ (434,619) | $ — | $ (58,934) | $ (363,463) | $ (23,649) | $ (670,201) |

Total Shareholder Return is cumulative from the final trading day of 2019 to the final trading day of the applicable year and assumes dividends are reinvested on the ex-dividend date. The peer group referenced in the table reflects the S&P 400 Consumer Discretionary Index.

CAP has been determined under the SEC-defined methodology. For equity-based compensation, in addition to equity that has vested in the applicable year, CAP includes the change in fair value for unvested awards. Importantly, these unvested award values have not actually been realized by the executive. Mr. Zeitz's 2024 compensation actually paid includes a decrease in fair value of approximately $9 million related to the AIP Performance Shares granted in 2022. The CEO will earn compensation related to unvested AIP Performance Shares only to the extent one or more share price thresholds are achieved; as of the end of 2024, none of the share price thresholds have been met and, therefore, no AIP Performance Shares have been earned.



- TSR is a performance measure the Human Resources Committee reviews when determining executive compensation and is included in the PVP Table above as required.

- Our performance shares include relative TSR as a measure. Further, the AIP Performance Shares granted in 2022 will only vest to the extent predetermined share price thresholds are achieved.

- This table illustrates the relationship between CAP and TSR.



- Net income is not a performance measure we use when setting executive compensation, but it is included in the PVP Table above as required.

- This table illustrates the relationship between CAP and net income.



- The Company-selected measure we used to link CAP to Company performance during the most recently completed fiscal year is operating income.

- Operating income was the sole financial measure in our short-term incentive plan and, as an earnings measure, is a driver of stock price performance.

- This illustrates the relationship between CAP and operating income.

## DIRECTOR COMPENSATION

| NAME (a) | FEES EARNED OR PAID IN CASH ($) (1) (b) | STOCK AWARDS ($) (2) (3) (c) | OPTION AWARDS ($) (d) | NON-EQUITY INCENTIVE PLAN COMPENSATION (e) | CHANGE IN PENSION VALUE AND NONQUALIFIED DEFERRED COMPENSATION EARNINGS (f) | ALL OTHER COMPENSATION (g) | TOTAL (h) |
|---|---|---|---|---|---|---|---|
| Troy Alstead | $ 140,000 | $ 145,000 | $ — | $ — | $ — | $ — | $ 285,000 |
| Jared D. Dourdeville | See Note (4) | See Note (4) | $ — | $ — | $ — | $ — | $ — |
| James Duncan Farley, Jr. | $ 115,000 | $ 145,000 | $ — | $ — | $ — | $ — | $ 260,000 |
| Allan Golston | $ 135,000 | $ 145,000 | $ — | $ — | $ — | $ — | $ 280,000 |
| Sara Levinson | $ 110,000 | $ 145,000 | $ — | $ — | $ — | $ — | $ 255,000 |
| Norman Thomas Linebarger | $ 145,000 | $ 145,000 | $ — | $ — | $ — | $ — | $ 290,000 |
| Rafeh Masood | $ 115,000 | $ 145,000 | $ — | $ — | $ — | $ — | $ 260,000 |
| Maryrose Sylvester | $ 135,000 | $ 145,000 | $ — | $ — | $ — | $ — | $ 280,000 |

(1)   Non-employee Directors have the option of receiving all or a portion of their fees in the form of stock. The portions of fees received at the election of the non-employee Director in the form of stock in 2024 were as follows: Mr. Farley - $57,500, Mr. Golston - $67,500, Mr. Linebarger - $145,000, and Mr. Masood - $115,000.

(2)   In August 2002, the Board approved stock ownership guidelines, which the Board revised most recently in May 2021. In May 2021, the Board approved a change in the stock ownership guidelines to adopt a five-year phase in period whereby each non-employee Director has five years either from their election to the Board of Directors or from May 20, 2021, whichever is longer, to accumulate the appropriate number of shares.

(3)   Non-employee Directors receive an annual grant of share units, each representing the value of one share of our stock. The payment of share units is deferred, at the election of each non-employee Director, until the first anniversary of each respective grant date or the time a non-employee Director ceases to serve as a Director, and share units are payable at that time in actual shares of our stock. The compensation related to share unit awards has been calculated based on the grant date fair value of the award. The fair value of a share unit is based on the market price of a share of stock on the date of grant.

(4)   Jared Dourdeville, as a representative of the significant Harley-Davidson shareholder H Partners, has elected to forgo Director compensation.

## Narrative to Director Compensation Table

Directors who are our employees (currently Mr. Zeitz) do not receive compensation for their services as Directors. Directors who are not employees received an annual retainer fee of $110,000 in fiscal year 2024. Mr. Linebarger received an additional $35,000 for his service as the Presiding Director. For serving as the Chair of the Nominating and Corporate Governance Committee, a non-employee Director is entitled to receive an additional retainer fee of $20,000. For serving as the Chair of the Sustainability and Safety Committee, a non-employee Director is entitled to receive an additional annual retainer fee of $10,000. For serving as the Chair of the Audit and Finance Committee, a non-employee Director is entitled to receive an additional $30,000 annual retainer fee. Other members of the Audit and Finance Committee are entitled to receive an additional $5,0000 annual retainer fee. For serving as the Chair of the Human Resources Committee, a non-employee Director is entitled to receive an additional retainer fee of $25,000.

Pursuant to our Director Stock Plan, a non-employee Director may elect to receive 0%, 50%, or 100% of the annual retainer fee to be paid each calendar year in the form of shares of our common stock based upon the fair market value of common stock at the time of our Annual Meeting. In addition, non-employee Directors receive an annual grant of share units, each representing the right to receive one share of our common stock and therefore having the value of one share of our common stock.

Also pursuant to our Director Stock Plan, non-employee Directors may choose to defer the receipt of their annual retainer fees payable in cash or shares of common stock. Deferrals of fees payable in shares of common stock and cash are credited to a share account, are treated as if invested in common stock, and ultimately will be paid in common stock. A Director will receive their deferred compensation following cessation of their service on the Board in compliance with applicable rules regarding deferred compensation plans.

The purpose of our Director Stock Plan is to further align the interests of non-employee Directors with shareholders by providing for a portion of annual compensation for the Directors' services in shares of common stock or share units.

In addition, we provide to non-employee Directors a clothing allowance of up to $1,500 to purchase Harley-Davidson® apparel and accessories, along with a discount on our products that is the same discount available to all U.S. employees of HDMC. We may also provide a Director with the temporary use of a motorcycle where doing so may further our business objectives.



## DELINQUENT SECTION 16(A) REPORTS

Section 16(a) of the Securities Exchange Act of 1934 requires our Directors, executive officers and holders of more than 10% of our common stock to file with the SEC reports regarding their ownership and changes in ownership of our securities. Based solely on our review of the copies of Forms 3 and 4 (and any amendments) filed with the SEC and the written representations of our Directors and executive officers, we believe that during fiscal year 2024 our Directors and executive officers complied with all Section 16(a) filing requirements.

## COMMON STOCK OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Except as otherwise noted, the following table sets forth certain information, as of March 6, 2025, with respect to the ownership of our common stock by each Director nominee, our NEOs, all Director nominees and executive officers as a group, and each person or group of persons that we know to own beneficially more than 5% of our stock.

## BENEFICIAL OWNERSHIP TABLE

| NAME OF BENEFICIAL OWNER | NUMBER OF SHARES (2) | | PERCENT OF CLASS | SHARES ISSUABLE UPON EXERCISE OF STOCK OPTIONS (3) | RESTRICTED STOCK UNITS (4) |
|---|---|---|---|---|---|
| | AMOUNT AND NATURE OF BENEFICIAL OWNERSHIP (1) | | | | |
| Troy Alstead | 35,203 | | * | | |
| Jared D. Dourdeville | See Note (6) | | See Note (6) | | |
| James Duncan Farley, Jr. | 22,629 | | * | | |
| Lori Flees | — | | * | | |
| Allan Golston | 48,754 | | * | | |
| Paul Krause | 25,882 | | * | | 20,486 |
| Jagdish Krishnan | 28,129 | | * | | 23,354 |
| Sara Levinson | 71,901 | | * | | |
| Norman Thomas Linebarger | 100,165 | | * | | |
| Rafeh Masood | 24,010 | | * | | |
| Luke Mansfield | 23,995 | | * | | 17,062 |
| Jonathan Root | 36,697 | | * | | 37,464 |
| Maryrose Sylvester | 21,844 | | * | | |
| Jochen Zeitz | 681,065 | | * | 189,350 | 294,845 |
| All Director nominees and Executive Officers, as a Group (17 persons) | 1,144,402 | (6) | * | 189,350 | 450,263 |
| The Vanguard Group, Inc. | 13,690,804 | (5) | 11.07 % | | |
| H Partners Management, LLC | 12,600,000 | (6) | 10.19 % | | |
| BlackRock, Inc. | 11,173,333 | (7) | 9.03 % | | |
| FMR LLC | 7,793,083 | (8) | 6.30 % | | |
| Boston Partners | 7,332,225 | (9) | 5.93 % | | |
| Beutel, Goodman & Company Ltd | 7,313,302 | (10) | 5.91 % | | |
| Dimensional Fund Advisors LP | 6,835,139 | (11) | 5.53 % | | |

\* The amount shown is less than 1% of the outstanding shares of our common stock.

(1) Except as otherwise noted, all persons or groups have sole voting and dispositive power over the shares listed. In all cases, information regarding such power is based on information that the individual beneficial owners provide to us.

(2) Includes, but is not limited to, shares of common stock issuable upon the exercise of stock options exercisable within 60 days of March 6, 2025 and shares of common stock held in our 401(k) Plan and our Dividend Reinvestment Plan as of March 6, 2025.

(3) Includes only stock options exercisable within 60 days of March 6, 2025.

(4) Amounts shown in this column are not included in the columns titled "Number of Shares" or "Percent of Class." Amounts shown in this column represent restricted stock units (RSUs) that we awarded under our 2020 Incentive Stock Plan on February 9, 2022, February 9, 2023, and February 5, 2024. Each restricted stock unit represents a contingent right to receive one share of stock. One-third of the total number of units granted on each of February 9, 2022, February 9, 2023, and February 5, 2024, vest on each of the first three anniversaries of the date of grant. The RSUs are subject to forfeiture until vested. Further, the RSUs described in this footnote do not carry the right to vote. In each case, amounts are distributable in the form of shares of our common stock on a one-for-one basis; however, any distribution would not be within 60 days of March 6, 2025.

(5) We derived the information from a Schedule 13G/A that The Vanguard Group, Inc., an investment adviser, filed with the Company and the SEC on June 10, 2024. As of May 31, 2024, The Vanguard Group, Inc. was deemed to be the beneficial owner of 13,690,804 shares and had sole voting power over zero shares, shared voting power over 71,081 shares, sole dispositive power over 13,474,839 shares and shared dispositive power over 215,965 shares. The Vanguard Group, Inc. is located at 100 Vanguard Blvd., Malvern, PA 19355.

(6)  We derived the information from a Schedule 13D/A that H Partners Management, LLC (H Partners) and Rahan Jaffer filed with the Company and the SEC on February 3, 2022. As of February 2, 2022, H Partners was deemed to be the beneficial owner over 12,600,000 shares and had sole voting power over zero shares, shared voting power over 12,600,000 shares, sole dispositive power over zero shares and shared dispositive power over 12,600,000 shares and Mr. Jaffer was deemed to be the beneficial owner over 12,600,000 shares and had sole voting power over zero shares, shared voting power over 12,600,000 shares, sole dispositive power over zero shares and shared dispositive power over 12,600,000 shares. The address for the reporting persons is H Partners Management, LLC, 888 7th Avenue, 29th Floor, New York, NY 10019. Mr. Dourdeville, a Partner at H Partners, may be deemed to have voting and dispositive power with respect to certain of these shares. Mr. Dourdeville disclaims beneficial ownership of these shares. Mr. Dourdeville does not have beneficial ownership of any Company shares directly.

(7)  We derived the information from a Schedule 13G/A that BlackRock, Inc. filed with the Company and the SEC on January 25, 2024. As of December 31, 2023, BlackRock, Inc. was deemed to be the beneficial owner of 11,173,333 shares and had sole voting power over 10,854,319 shares, shared voting power over zero shares, sole dispositive power over 11,173,333 shares and shared dispositive power over zero shares. BlackRock, Inc. is located at 50 Hudson Yards, New York, NY 100001.

(8)  We derived the information from a Schedule 13G that FMR LLC, an investment adviser, filed with the Company and the SEC on February 9, 2024. As of December 29, 2023, FMR LLC was deemed to be the beneficial owner of over 7,793,083 shares and had sole voting power over 7,718,470 shares, shared voting power over zero shares, sole dispositive power over 7,793,083 shares and shared dispositive power over zero shares. The address for the reporting persons is 245 Summer Street, Boston, Massachusetts 02210.

(9)  We derived the information from a Schedule 13G/A that Boston Partners filed with the Company and the SEC on November 14, 2024. As of September 30, 2024, Boston Partners was deemed to be the beneficial owner over 7,332,225 shares and had sole voting power over 5,770,579 shares, shared voting power over zero shares, sole dispositive power over 7,332,225 shares and shared dispositive power over zero shares. The address for the reporting persons is Boston Partners, One Beacon Street 30th Floor, Boston, MA 02108.

(10) We derived the information from a Schedule 13G that Beutel, Goodman & Company Ltd., an investment adviser, filed with the Company and the SEC on January 9, 2023. As of December 31, 2022, Beutel, Goodman & Company Ltd. was deemed to be the beneficial owner of over 7,316,927 shares and had sole voting power over 7,313,302 shares, shared voting power over zero shares, sole dispositive power over 7,316,927 shares and shared dispositive power over zero shares. The address for the reporting persons is 20 Eglinton Ave. W., Suite 2000, Toronto, Ontario, M4R 1K8, Canada.

(11) We derived the information from a Schedule 13G that Dimensional Fund Advisors LP filed with the Company and the SEC on January 23, 2025. As of December 31, 2024, Dimensional Fun Advisors LP was deemed to be the beneficial owner over 6,835,139 shares and had sole voting power over 6,681,939 shares, shared voting power over zero shares, sole dispositive power over 6,835,139 shares and shared dispositive power over zero shares. The address for the reporting persons is 6300 Bee Cave Road, Building One, Austin, TX 78746.



# HUMAN RESOURCES COMMITTEE REPORT ON EXECUTIVE COMPENSATION

The Human Resources Committee has reviewed and discussed with management the Compensation Discussion and Analysis that appears in this Proxy Statement. Based on such review and discussions, the Human Resources Committee recommended to the Board that we include the Compensation Discussion and Analysis in this Proxy Statement.

2024 Human Resources Committee of the Board of Directors

| | |
|---|---|
| Maryrose Sylvester, Chair | Sara Levinson |
| Jared D. Dourdeville | Norman Thomas Linebarger |

# NOMINATING AND CORPORATE GOVERNANCE COMMITTEE REPORT

The Board has empowered the Nominating and Corporate Governance Committee, which we refer to as the Nominating Committee, to continuously review our corporate governance practices and to make recommendations to the Board. The Nominating Committee regularly reviews our Corporate Governance Policy, encourages the continuing education of Board members, provides Board members with access to senior management and defines each Board member's responsibility to attend meetings and review all pre-meeting materials.

As part of our global compliance and ethics program, we have a Code of Conduct that applies to all of our employees, officers and Board members. We also have a Supplier Code of Conduct that applies to our suppliers and their agents who do work on behalf of Harley-Davidson. The Code of Conduct reporting helpline, website and phone numbers are designed to provide employees and suppliers with the opportunity to ask Code-related questions or report a potential Code violation throughout the world (where legally allowable). Our Chief Legal Officer reports to the Nominating Committee on matters relating to the Company's Global Compliance and Ethics Program. We also have in effect the Conflict of Interest Policy that the Nominating Committee has approved. The Code of Conduct, Supplier Code of Conduct, Conflict of Interest Policy for Directors and Executive Officers, Corporate Governance Policy, and each of the four committee Charters appear on the Corporate Governance page of our website at *https://investor.harley-davidson.com*.

As set forth in its Charter, the Nominating Committee leads the Board in an annual review of the performance of the Board, the Board's committees, and the Directors. Annually, the Nominating Committee reviews the independence of each Director and examines all relationships, if any, a Director has with the Company to determine if that relationship is material. The Nominating Committee has determined that one current Director (Mr. Zeitz) is not independent and has reviewed the very limited business relationships that one other Director has with the Company. We disclose this relationship in the "Certain Transactions" section. All members of the Nominating Committee are independent in accordance with the requirements of New York Stock Exchange rules.

---

2024 Nominating and Corporate Governance Committee of the Board of Directors

| | |
|---|---|
| Allan Golston, Chair | Sara Levinson |
| Troy Alstead | Norman Thomas Linebarger |
| Jared D. Dourdeville | Rafeh Masood |
| James Duncan Farley, Jr. | Maryrose Sylvester |

---

# AUDIT AND FINANCE COMMITTEE REPORT

The Audit and Finance Committee is currently comprised of four members. The Board has determined Messrs. Alstead, Farley, and Golston to be audit committee financial experts within the meaning of SEC rules. All Audit and Finance Committee members are independent and financially literate pursuant to New York Stock Exchange rules.

The Audit and Finance Committee Charter provides that the independent auditor is accountable to the Audit and Finance Committee and to the Board. The Audit and Finance Committee has the ultimate authority and responsibility to appoint, retain, evaluate, and, where appropriate, replace the independent registered public accounting firm serving as the Company's independent auditor. However, the Audit and Finance Committee will seek shareholder ratification of its choice of independent auditor at the Annual Meeting.

The Audit and Finance Committee has reviewed and discussed with management its assessment of the effectiveness of Harley-Davidson's internal control over financial reporting as of December 31, 2024. Management has concluded that the internal control system was effective. Additionally, Harley-Davidson's internal control over financial reporting as of December 31, 2024 was audited by Ernst & Young LLP, Harley-Davidson's independent auditor for the 2024 fiscal year.

The Audit and Finance Committee has reviewed and discussed Harley-Davidson's audited consolidated financial statements for the 2024 fiscal year with management as well as with representatives of Ernst & Young LLP. The Audit and Finance Committee has also discussed with Ernst & Young LLP matters required to be discussed by the applicable requirements of the Public Company Accounting Oversight Board ("PCAOB") and the SEC. The Audit and Finance Committee has received written disclosures from Ernst & Young LLP regarding their independence as required by PCAOB Ethics and Independence Rule 3526, Communication with Audit Committees Concerning Independence, and has discussed with representatives of Ernst & Young LLP the independence of Ernst & Young LLP.

Based on the review and discussions referred to above, the Audit and Finance Committee has recommended to the Board that the audited consolidated financial statements for the 2024 fiscal year be included in Harley-Davidson's Annual Report on Form 10-K for the 2024 fiscal year for filing with the SEC.

2024 Audit and Finance Committee of the Board of Directors

Troy Alstead, Chair                                    Allan Golston
James Duncan Farley, Jr.                              Rafeh Masood


# SHAREHOLDER PROPOSALS

If a shareholder intends to present a proposal at the 2026 Annual Meeting of Shareholders and desires to have us include that proposal in our proxy materials for that meeting under Rule 14a-8 of the Securities Exchange Act of 1934, then the shareholder must ensure that we receive the proposal by December 4, 2025. A shareholder who otherwise intends to present business at the 2026 Annual Meeting of Shareholders must comply with the requirements set forth in our Restated Articles of Incorporation as supplemented by our By-laws. Our Restated Articles of Incorporation and By-laws contain specific requirements with which a shareholder must comply. For example, our Restated Articles of Incorporation state that a shareholder must give written notice that complies with the Restated Articles of Incorporation as supplemented by our By-laws to our Corporate Secretary not less than 60 days before the date in 2026 corresponding to the date we released this Proxy Statement to our shareholders. Because we anticipate mailing the Notice of Internet Availability of Proxy Materials on April 3, 2025, we must receive notice of a proposal for shareholders to consider at the 2026 Annual Meeting of Shareholders that a shareholder submits other than pursuant to Rule 14a-8 no later than February 2, 2026.

If we receive the notice after February 2, 2026, then we will consider the notice untimely and we will not have an obligation to present the proposal at the 2026 Annual Meeting of Shareholders. If the Board chooses to present a proposal that a shareholder submits other than under Rule 14a-8 at the 2026 Annual Meeting of Shareholders, then the persons named in the proxies that the Board requests for the 2026 Annual Meeting of Shareholders may exercise discretionary voting power with respect to the proposal to the extent authorized by Rule 14a-4(c) under the Securities Exchange Act of 1934.



## Q: What is the purpose of the Annual Meeting of Shareholders?

**A:** (1) To elect ten Directors to the Board; (2) to approve, by advisory vote, the compensation of our NEOs; (3) to ratify the selection of Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2025; (4) to approve the Harley-Davidson, Inc. 2025 Director Stock Plan; and (5) to take action upon any other business as may properly come before the Annual Meeting and any adjournments or postponements of the meeting. The Notice of Annual Meeting and this Proxy Statement describe these matters in more detail. In addition, members of management will respond during or after the Annual Meeting, as appropriate, to questions submitted live by shareholders during the Annual Meeting related to the items of business at the Annual Meeting or relating to progress of The Hardwire. Questions may be submitted at the Annual Meeting through *www.virtualshareholdermeeting.com/HOG2025*. We will post the applicable questions and answers on our Investor Relations website shortly after the meeting.

## Q: Who can attend the Annual Meeting of Shareholders by virtual presence online?

**A:** The 2025 Annual Meeting will be held virtually and is accessible through the internet. All shareholders of Harley-Davidson, Inc., or individuals that shareholders have duly appointed as their proxies and guests, may attend the Annual Meeting by virtual presence online by visiting *www.virtualshareholdermeeting.com/HOG2025* and providing the control number found on the proxy card. Appointing a proxy in response to this request will not affect a shareholder's right to attend the Annual Meeting and to vote by virtual presence online. To attend the Annual Meeting, please follow these instructions:

If shares you own are registered in your name or if you own shares through our Dividend Reinvestment Plan, to attend the Annual Meeting by virtual presence online, you will need to provide the control number found on your proxy card; or if you hold your shares in "street name" (that is, through a broker, bank or other nominee), to attend the Annual Meeting by virtual presence online, you will need to provide the control number found on the voting instructions or proxy card provided by such broker, bank or other nominee.

## Q: What constitutes a quorum?

**A:** A majority of the 123,703,389 shares of our stock outstanding on March 6, 2025 must be present, by virtual presence online or by proxy, to provide a quorum at the Annual Meeting. If you vote, your shares will count toward satisfying the quorum requirement. If you return a proxy card or otherwise submit a proxy marked "ABSTAIN" or without voting instructions, your shares of common stock will also count toward satisfying the quorum requirement. Also, in those instances where brokers who hold shares on behalf of others have returned a proxy but could not vote the shares on particular matters without receiving voting instructions from the beneficial owners ("broker non-votes"), those shares will count toward satisfying the quorum requirement. If you own shares in street name through a broker, we encourage you to provide voting instructions to your broker. Once a share is counted as present at the Annual Meeting, it will count as present for quorum purposes throughout the Annual Meeting (including any adjournment or postponement of that meeting unless a new record date is or must be set for the adjournment or postponement).

## Q: Who is entitled to vote?

**A:** Only holders of the 123,703,389 shares of our common stock outstanding as of the close of business on March 6, 2025 can vote by virtual presence online at or prior to the Annual Meeting. Each of these shareholders has one vote for each share of our stock held on that date.

## Q: How do I vote?

**A:** If the records of our transfer agent show that you own shares in your name or if you own shares through our Dividend Reinvestment Plan at the close of business on March 6, 2025, then you may vote: (1) via the internet at *www.proxyvote.com;* (2) by virtual presence at the Annual Meeting online at *www.virtualshareholdermeeting.com/HOG2025;* (3) by mail after first requesting a printed copy of this Proxy Statement, proxy card, and Annual Report on Form 10-K and following the instructions set forth on the proxy card; or (4) by telephone after reviewing the Proxy Statement and Annual Report on Form 10-K at *www.proxyvote.com*. Instructions for using these convenient services are set forth on the Notice of Internet Availability of Proxy Materials. If you plan to vote by virtual presence online at our meeting, you will need to visit *www.virtualshareholdermeeting.com/HOG2025* and use the control number found on your proxy card to vote your shares. In addition, if you own your shares through a bank, broker, or other nominee, you will need to obtain a legal proxy issued in your name from your bank, broker, or other nominee, and follow the materials and instructions that your bank, broker, or other nominee has provided.

If you own shares in street name, you may vote via telephone or the internet if your bank, broker, or other nominee makes those methods available, in which case your bank, broker, or other nominee will provide instructions with your Proxy Statement.

The telephone and internet voting procedures will authenticate your identity, allow you to give your voting instructions and confirm that we properly recorded your instructions. If you vote via the internet and/or attend the 2025 Annual Meeting by virtual presence online, you should understand that there might be costs associated with electronic access that you must bear, such as usage charges from internet access providers and telephone companies. You will need a touch tone telephone to vote by telephone.

## Q: What is the effect of not voting at the Annual Meeting?

**A:** The consequences of not voting at the Annual Meeting will depend on how you own your shares. If the records of our transfer agent, Computershare Trust Company, N.A., show that you own shares in your name or if you own shares through our Dividend Reinvestment Plan and you do not vote, we cannot consider those shares present at the meeting and they will not count toward satisfying the quorum requirement.

If you own shares in street name through a broker and do not vote, your broker may vote your shares by virtual presence online at the meeting. If you do not give voting instructions for your shares, your broker may or may not be able to vote your shares in its discretion depending on the proposals before the meeting. Your broker may vote your shares in its discretion on routine matters such as Proposal 3, the ratification of the selection of our independent registered public accounting firm, but may not vote your shares in its discretion on the other Proposals. If you own shares in street name through a broker, we encourage you to provide voting instructions to your broker.

## Q: Can I change my vote after I submit my proxy?

**A:** Yes. You can change your vote at any time before the Annual Meeting by submitting a new proxy or by voting by virtual presence online at the Annual Meeting. Your virtual presence online at the Annual Meeting does not in and of itself revoke your proxy. You also are invited to attend the Annual Meeting by virtual presence online. However, if you are a beneficial owner of shares, because a beneficial owner is not the shareholder of record, you may not vote these shares by virtual presence online at the Annual Meeting unless you obtain a "legal proxy" from the bank, broker or other nominee that holds your shares, giving you the right to vote the shares at the Annual Meeting.

Unless you properly revoke your proxy, the persons you have appointed when you submit a proxy will vote your shares by virtual presence at the Annual Meeting. If you specify a choice by means of the proxy, the persons you have appointed will vote your shares as you specify. If you do not specify a choice, the persons you have appointed will vote your shares in accordance with the recommendations of the Board.

## Q: Who will count the vote?

**A:** Broadridge Financial Solutions, Inc. has been engaged as our independent inspector of elections to tabulate shareholder votes for the Annual Meeting.

## Q: Who pays to prepare and solicit the proxies?

**A:** We pay the cost of soliciting the proxies relating to the Annual Meeting, except for some costs that may arise through your use of the telephone and internet. We may request proxies in person, by telephone and internet, as well as through the mail. We also expect to ask banks, brokerage houses, and other custodians, nominees, or fiduciaries to forward proxy materials to their principals and to obtain proxies. We will reimburse these institutions for their out-of-pocket expenses. The Company may consider engaging a proxy solicitation firm, at the Company's expense, at a later date.

 

## Q: How can I obtain printed copies of the proxy materials?

**A:** If you are a shareholder, you may receive a printed copy of the proxy materials by following the instructions below, which also appear in the Notice of Internet Availability of Proxy Materials.

If you want to receive a printed copy of this Proxy Statement, proxy card, and/or Annual Report on Form 10-K, you must request one. **There is NO charge by the Company for requesting a copy.** Please choose one of the following methods to make your request:

| | | |
|---|---|---|
| 1) | BY INTERNET: | *www.proxyvote.com* |
| 2) | BY TELEPHONE: | 1-800-579-1639 |
| 3) | BY EMAIL: | *sendmaterial@proxyvote.com* |

If you request printed materials by email, please send a blank email that includes the control number that appears in your Notice of Internet Availability of Proxy Materials in the email subject line. If you access documents electronically, you should understand that there might be costs to access materials electronically that you must bear, such as usage charges from internet access providers and telephone companies.

Requests, instructions, and inquiries sent to the email address above for purposes other than requesting a printed copy of this Proxy Statement, proxy card, and Annual Report on Form 10-K will NOT be reviewed or accommodated. Please make the request as instructed above on or before April 30, 2025 to facilitate delivery prior to the Annual Meeting. After April 30, 2025, you may request printed copies of this Proxy Statement and/or Annual Report on Form 10-K, but not a proxy card, by contacting the Company's Investor Relations Department directly by: (a) mail at Harley-Davidson, Inc., Attention: Investor Relations, 3700 West Juneau Avenue, P.O. Box 653, Milwaukee, Wisconsin 53201-0653, (b) telephone at 877-HDSTOCK (toll-free) or (c) email at *investor.relations@harley-davidson.com*.

## Q: Where can I find a list of shareholders entitled to vote at the Annual Meeting?

**A:** Information as to how to obtain the list of shareholders entitled to vote at the Annual Meeting is available on the Notice of Internet Availability of Proxy Materials, and the list of shareholders entitled to vote at the Annual Meeting will be available on *www.virtualshareholdermeeting.com/HOG2025* during the entirety of the Annual Meeting.



## Q: How is management structured?

**A:** Harley-Davidson, Inc. operates in three business segments - the Harley-Davidson Motor Company (HDMC) segment, the LiveWire segment, and the Harley-Davidson Financial Services (HDFS) segment.

Our management organizational structure consists of a Harley-Davidson leadership team, comprised of the Chief Executive Officer's direct reports and the Chief Commercial Officer, Vice President of Motorcycle Operations and Chief Quality Officer, Senior Vice President, Harley-Davidson Financial Services, and Chief Executive Officer, LiveWire, referred to as Staff Meeting Harley ("SM-Harley"), and a broad group of our leaders representing key functions and key individuals of Harley-Davidson, referred to as Staff Meeting Davidson ("SM-Davidson"). The SM-Harley and SM-Davidson structure was designed to ensure alignment across the organization and provide a consistent approach to sharing key business results. It is also the forum for bringing critical business issues to the forefront. The members of SM-Harley and SM-Davidson are responsible for making decisions on business issues that impact our entire Company, developing high-level policies and advising our Chief Executive Officer. For SEC purposes, we consider most of the SM-Harley members our executive officers. Among other things, the SEC requires executive officers to disclose publicly their holdings of and transactions involving our stock.

## Q: Who are our executive officers for SEC purposes?

**A:** As of April 3, 2025, our executive officers for general SEC purposes were as follows:

| NAME AND TITLE | AGE |
| --- | --- |
| **Charles Do, Senior Vice President, Harley-Davidson Financial Services** | |
| *We appointed Mr. Do as the Senior Vice President of Harley-Davidson Financial Services, effective October 23, 2023.* | 44 |
| **Glen Koval, Senior Vice President of Global Motorcycle Development, Harley-Davidson Motor Company** | |
| *We have employed Mr. Koval for approximately 24 years. We appointed Mr. Koval as the Senior Vice President of Global Motorcycle Development of Harley-Davidson Motor Company, effective August 1, 2024.* | 50 |
| **Paul Krause, Chief Legal Officer, Chief Compliance Officer, and Corporate Secretary, Harley-Davidson, Inc.** | |
| *We have employed Mr. Krause for approximately 9 years. We appointed Mr. Krause as our Chief Legal Officer, Chief Compliance Officer, and Corporate Secretary, effective March 30, 2020.* | 47 |
| **Jagdish Krishnan, Chief Digital and Operations Officer, Harley-Davidson, Inc.** | |
| *We have employed Mr. Krishnan for approximately 5 years. We appointed Mr. Krishnan as our Chief Digital and Operations Officer, effective March 6, 2023.* | 50 |
| **Luke Mansfield, Chief Commercial Officer, Harley-Davidson Motor Company** | |
| *We have employed Mr. Mansfield for approximately 7 years. We appointed Mr. Mansfield as the Chief Commercial Officer, of Harley-Davidson Motor Company, effective February 12, 2024.* | 48 |
| **Jonathan Root, Chief Financial Officer, Harley-Davidson, Inc. and President, Commercial, Harley-Davidson Motor Company** | |
| *We have employed Mr. Root for approximately 14 years. We appointed Mr. Root as Chief Financial Officer of Harley-Davidson, Inc., effective June 26, 2023 and President, Commercial, of Harley-Davidson Motor Company effective January 27, 2025.* | 51 |
| **Tori Termaat, Chief Human Resources Officer, Harley-Davidson, Inc.** | |
| *We have employed Ms. Termaat for approximately 25 years. We appointed Ms. Termaat as our Chief Human Resources Officer, effective January 1, 2022.* | 47 |
| **Jochen Zeitz, President and Chief Executive Officer, Harley-Davidson, Inc.** | |
| *We have employed Mr. Zeitz as President and Chief Executive Officer since May 20, 2020. Mr. Zeitz has served as Chairman of the Board since February 2020.* | 61 |

Mr. Do was appointed Senior Vice President of Harley-Davidson Financial Services, effective October 23, 2023. He served as Head of Auto at Best Egg, a consumer financial technology platform, from April 2022 until his appointment by HDFS. From 2013 to 2022, Mr. Do held several leadership positions at JPMorgan Chase & Co., a multinational finance corporation, serving as Managing Director, Head of Auto Remarketing and Loyalty, Client Management, Operations, and Strategy from 2020 to 2022 and Managing Director, Head of Consumer Auto Leading, General Manager, P&L, and Strategy from 2018 to 2020.

Mr. Koval has been with Harley-Davidson Motor Company since 2001 and was promoted to Senior Vice President of Global Motorcycle Development on August 1, 2024. Mr. Koval has held various leadership roles at the Company including serving as Vice President of Motorcycle Development, Harley-Davidson Motor Company, from August 2022 to July 2024, Vice President of Engineering from January 2021 to July 2022, General Manager Engineering from May 2020 to January 2021 and Chief Engineer from January 2017 to May 2020.

Mr. Krause has been with Harley-Davidson since 2016 and was promoted to Chief Legal Officer, Chief Compliance Officer, and Corporate Secretary in March 2020 after serving as Interim Chief Legal Officer and Interim Chief Compliance Officer since 2019. He also served in the roles of Assistant General Counsel, Director - Legal, and Senior Legal Counsel for Harley-Davidson, Inc.

Mr. Krishnan has been with Harley-Davidson since 2020 and was promoted to Chief Digital Officer and Operations Officer in March 2023 after serving as Chief Digital Officer since 2020. He served as Vice President and Chief Digital Officer at Bose Corporation, an American manufacturing company of audio equipment and accessories, from 2016 to 2020. Before Bose, he held leadership positions with Deloitte & Touche and Panti Computer Systems, where he led information security, enterprise software development and IT operations.

Mr. Mansfield has been with Harley-Davidson Motor Company since 2018 and was appointed Chief Commercial Officer on February 12, 2024. Since joining Harley-Davidson Motor Company, Mr. Mansfield has held various leadership roles at the Company, including Vice President – Chief Strategy Officer from 2018 to 2020 and most recently Vice President – Motorcycle Management from 2020 to his current appointment as Chief Commercial Officer. Mr. Mansfield previously held senior leadership positions at Samsung and PepsiCo.

Mr. Root was appointed Chief Financial Officer of Harley-Davidson, Inc. in June 2023 and promoted to President, Commercial of Harley-Davidson Motor Company on January 27, 2025. Mr. Root has over 25 years of financial services and corporate finance experience. He joined HDFS in 2011 and has held various HDFS leadership roles, including serving most recently as Senior Vice President of HDFS from April 2020 to June 2023, as well as Vice President of Insurance and Protection Products from 2015 to 2020.

Ms. Termaat has been with Harley-Davidson since 2000 and was promoted to Chief Human Resources Officer in January 2022. Ms. Termaat has held various leadership roles at the Company, including serving as Vice President of Human Resources from 2021 to 2022, Director of Human Resources Business Services from 2019 to 2021 and Director of Talent from 2017 to 2019.

Mr. Zeitz became our President and Chief Executive Officer, as well as Chairman of our Board, in 2020 and has served on our Board since 2007. As he is a Director nominee, additional biographical information regarding Mr. Zeitz appears above under Proposal 1.

In addition to our executive officers listed above, Mark Kornetzke is our Chief Accounting Officer and has served in this role since 2009.

## Q: Does Harley-Davidson have a chief compliance officer?

**A:** Yes. Our Board appointed a Chief Compliance Officer in 2004, with Paul Krause, Chief Legal Officer and Corporate Secretary, being our current Chief Compliance Officer. Appointing a Chief Compliance Officer was part of the Board's commitment to compliance and its desire to promote compliance, education, and reporting within our Company. This action formalized our continuing efforts to direct and promote an effective compliance program. Among other things, under this Compliance Program, management is required to report significant compliance issues to the Legal Department when they occur. The Compliance Program also includes training to employees, including senior management, on corporate governance issues including anti-bribery, ethics, privacy, insider trading restrictions, and restrictions on disclosure of material nonpublic information. The Company has a Global Compliance and Ethics Training Program managed by a Compliance Manager with oversight by an attorney from our Legal Department and other employees who manage corporate governance, compliance, and records management. The Audit and Finance Committee receives quarterly reports on legal and compliance matters. The Nominating and Corporate Governance Committee receives an annual report on legal and compliance matters.

**Q: Does Harley-Davidson have a disclosure committee?**

**A:** Yes. In 2002, we established a Disclosure Committee comprised of members of management responsible for considering the materiality of information and making disclosure decisions on a timely basis. If necessary, a subset of the Disclosure Committee, comprised of the Chief Financial Officer and the Chief Legal Officer is authorized to fulfill the functions of the Disclosure Committee. The Disclosure Committee: (1) has access to all Company books, records, facilities, and personnel, as well as our independent registered public accounting firm, and outside counsel; (2) designs, establishes, and maintains disclosure controls and procedures for the SEC reporting process and modifies them from time to time, as appropriate; (3) creates and reviews all financial press releases; (4) reviews SEC filings on Form 8-K relating to quarterly earnings releases, Form 10-K, Form 10-Q, and our annual Proxy Statement; (5) suggests appropriate disclosures or provides opinions on disclosure issues; (6) evaluates changes in SEC, New York Stock Exchange and Financial Accounting Standards Board disclosure rules and makes recommendations regarding their impact on the Company; (7) consults with management, internal auditors, independent accountants, and outside legal counsel; (8) discusses material items with employees in the internal audit function, independent registered public accounting firm, and management to ensure appropriate disclosure; (9) arranges for necessary training to ensure effective implementation of the disclosure controls and procedures; and (10) reviews and reassesses the performance of the Disclosure Committee.

**Q: Does Harley-Davidson have a policy for communicating material non-public information?**

**A:** Yes. The Company's Policy for Managing Disclosure of Material Information describes the procedures relating to communication with the public, the investment community and third-party business contacts. The Policy can be found on the Corporate Governance area of our website at *https://investor.harley-davidson.com*.

**Q: Does Harley-Davidson have an internal audit department?**

**A:** Yes. The head of the Internal Audit function reports directly to both the Audit and Finance Committee and our Chief Financial Officer. The Audit and Finance Committee Charter specifically provides that the head of the Internal Audit function is accountable to the Board and the Audit and Finance Committee and that the Audit and Finance Committee has the ultimate authority and responsibility to appoint, retain, evaluate, and replace the head of the Internal Audit function. For more information on the Internal Audit function, please see the "Audit and Finance Committee Report."

**Q: Where can I find corporate governance materials for Harley-Davidson?**

**A:** The Corporate Governance page of our website at *https://investor.harley-davidson.com* contains our Corporate Governance Policy, our Conflict of Interest Policy, our Code of Conduct, our Policy for Managing Disclosure of Material Information, the Charters for the Audit and Finance Committee, Nominating and Corporate Governance Committee, Human Resources Committee, and Sustainability and Safety Committee, our By-laws, a list of the current members of the Board of Directors, our Statement on Conflict Minerals, our California Transparency in Supply Chain Act Disclosure, our Political Engagement and Contributions, and our Clawback Policy. We are not including the information available through our website as a part of this Proxy Statement. If you access documents electronically, you should understand that there might be costs to access materials electronically that you must bear, such as usage charges from internet access providers and telephone companies.

**Q: Does the Company have a code of conduct?**

**A:** Yes. The Board first adopted our Code of Business Conduct in 1992 and subsequently amended and restated it in 2003 and 2012. In March 2025, the Board amended and restated the Code of Business Conduct, renaming it the Code of Conduct. Our Code of Conduct applies to all employees, including our Chief Executive Officer, Chief Financial Officer, and Chief Accounting Officer, other executives and Directors, and promotes honest and ethical conduct and provides guidance in handling various business situations. It is available worldwide to our employees on our intranet and on the Corporate Governance page of our website at *https://investor.harley-davidson.com*. Where allowed by law, employees may anonymously report possible violations of the Code of Conduct by calling a third-party toll-free telephone number that is available 24 hours a day and seven days a week, via a third-party internet website or by writing to our Chief Legal Officer at the following address, care of our Corporate Secretary: Harley-Davidson, Inc., 3700 West Juneau Avenue, P.O. Box 653, Milwaukee, Wisconsin 53201-0653. Employees may also report possible violations to their supervisor, their local human resources department, their local legal department, or the Chief Legal Officer and Chief Compliance Officer of Harley-Davidson, Inc. For more information, please see the "Nominating and Corporate Governance Committee Report."

## Q: Does the Company have an Insider Trading Policy?

**A:** Yes. We have an Insider Trading Policy governing the purchase, sale, and other dispositions of our securities that applies to the Company and its directors, officers, employees and other designated individuals, including third parties representing the Company and its subsidiaries.

## Q: How may I contact the members of the Board of Directors?

**A:** The Corporate Governance page of our website lists the current members of the Board. Shareholders or other parties interested in communicating with Norman Thomas Linebarger, our Presiding Director (who is the contact for those who wish to communicate with non-management Directors), or any other Director may do so by writing, in care of our Corporate Secretary, Harley-Davidson, Inc., 3700 West Juneau Avenue, P.O. Box 653, Milwaukee, Wisconsin 53201-0653. We open and forward all mail to the Director or Directors specified in the communication.

## Q: Does the Company have a Chairman or a Presiding Director?

**A:** We currently have a Chairman of the Board, who is also our President and Chief Executive Officer, and a Presiding Director of the Board. Our Corporate Governance Policy provides for a Presiding Director when the Chairman of the Board is not an independent Director.

## Q: How may I recommend a candidate to serve on the Board of Directors?

**A:** Shareholders may recommend candidates for consideration by the Nominating and Corporate Governance Committee at any time by writing to the Chair of that Committee, in care of our Corporate Secretary, at the above address. To enable the Committee to consider a shareholder recommendation in connection with the 2026 Annual Meeting of Shareholders, we must receive the recommendation on or before December 4, 2025. Under the "Nominating and Corporate Governance Committee" section of this Proxy Statement, we discuss the criteria that the Nominating and Corporate Governance Committee considers for identifying and recommending new candidates to serve on the Board.



## DELIVERY OF PROXY MATERIALS TO HOUSEHOLDS

Pursuant to the rules of the SEC, services that deliver our communications to shareholders who hold their stock through a broker, bank or other nominee may deliver to multiple shareholders sharing the same address a single copy of our Notice of Internet Availability of Proxy Materials, Annual Report on Form 10-K, and/or this Proxy Statement. We will deliver promptly, if you request orally or in writing, a separate copy of the Notice of Internet Availability of Proxy Materials, Annual Report on Form 10-K and/or this Proxy Statement to any shareholder at the same address. If you wish to receive a separate copy of the Notice of Internet Availability of Proxy Materials, Annual Report on Form 10-K, and/or this Proxy Statement, then you may contact our Investor Relations Department by: (a) mail at Harley-Davidson, Inc., Attention: Investor Relations, 3700 West Juneau Avenue, P.O. Box 653, Milwaukee, Wisconsin 53201-0653, (b) telephone at 877-HDSTOCK (toll-free) or (c) email at *investor.relations@harley-davidson.com*. You may also contact your broker, bank, or other nominee to make a similar request. Shareholders sharing an address who now receive multiple copies of our Notice of Internet Availability of Proxy Materials, Annual Report on Form 10-K, and/or this Proxy Statement from their broker, bank, or other nominee may request delivery of a single copy by contacting their broker, bank, or other nominee, so long as the broker, bank, or other nominee has elected to household proxy materials.

By Order of the Board of Directors,
**Harley-Davidson, Inc.**

Paul J. Krause
*Corporate Secretary*

Milwaukee, Wisconsin
April 3, 2025

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# APPENDIX A

## HARLEY-DAVIDSON, INC.

## DIRECTOR STOCK PLAN

### (As Amended and Restated Effective [_____], 2025)

### ARTICLE 1
### PURPOSE

The purpose of the Harley-Davidson, Inc. Director Stock Plan is to facilitate payment of compensation to nonemployee directors in the form of Common Stock of Harley-Davidson, Inc. or in a form the value of which is based upon the value of Common Stock of Harley-Davidson, Inc. Such payment should provide a method for nonemployee directors to meet the requirements of the Director and Senior Executive Stock Ownership Guidelines for Harley-Davidson, Inc. and an increased incentive for nonemployee directors to contribute to the future success and prosperity of Harley-Davidson, Inc. We believe this will, in turn, enhance the value of the stock for the benefit of the shareholders, and increase the ability of Harley-Davidson, Inc. to attract and retain directors of exceptional skill upon whom, in large measure, its sustained growth and profitability depend.

### ARTICLE 2
### DEFINITIONS

The following capitalized terms used in the Plan shall have the respective meanings set forth in this Article:

2.1 *Affiliate*: Each corporation, trade or business that, with the Company, forms part of a controlled group of corporations or group of trades or businesses under common control within the meaning of Code Sections 414(b) or (c); provided that for purpose of determining when an Outside Director has incurred a Separation from Service, the phrase "at least fifty percent (50%)" shall be used in place of "at least eighty percent (80%)" each place it appears in Code Section 414(b) and (c) and the regulations thereunder.

2.2 *Annual Retainer Fee*: The annual retainer fee then in effect for service by an Outside Director as a director, board committee chair and/or committee member, excluding grants of "Share Units" pursuant to Article 9.

2.3 *Board*: The Board of Directors of the Company.

2.4 *Change of Control Event*: A change in control event as defined in regulations promulgated by the Secretary of the Treasury for purposes of Code Section 409A, with respect to Harley-Davidson, Inc.

2.5 *Code*: The Internal Revenue Code of 1986, as amended.

2.6 *Committee*: The Human Resources Committee of the Board; provided that if any member of the Human Resources Committee is not a Disinterested Person, the Committee shall be comprised of only those members of the Human Resources Committee who are Disinterested Persons.

2.7 *Common Stock*: The common stock of the Company.

2.8 *Company*: Harley-Davidson, Inc.

2.9 *Deferral Election*: An election by an Outside Director to defer receiving all or any portion of the shares of Common Stock that would otherwise be transferred to such Outside Director pursuant to a Share Election.

2.10 *Deferral Share Account*: See Section 8.2.

2.11 *Disinterested Persons*: Nonemployee directors within the meaning of Rule 16b-3 as promulgated under the Securities Exchange Act of 1934, as amended.

2.12 *Fair Market Value*: Unless otherwise determined by the Committee, per share of Common Stock on the date as of which Fair Market Value is being determined, if the Common Stock is listed for trading on the New York Stock Exchange, the closing sales price on the date in question as reported in The Wall Street Journal, or if no sales of Common Stock occur on the date in question, on the last preceding date on which there was a sale on such exchange. If the Common Stock is not listed or admitted to trading on the New York Stock Exchange on the date in question, then, unless otherwise determined by the Committee, "Fair Market Value" means, per share of Common Stock on the date as of which Fair Market Value is being determined, (i) the closing sales price on the date in question on the principal national securities exchange on which the Common Stock is listed or admitted to trading, or if no sales of Common Stock occur on the date in question, on the last preceding date on which there was a sale on such exchange; or (ii) if the Common Stock is not listed or admitted to trading on any national securities exchange, the closing quoted sale price on the date in question, or if no sales of Common Stock occur on the date in question, on the last preceding date on which there was a sale; or (iii) if not so quoted, the mean of the closing bid and asked prices on the date in question in the over-the-counter market, as reported by such reporting system then in use, or if no sales of Common Stock occur on the date in question, on the last preceding date on which there was a sale; or (iv) if on any such date the Common Stock is not quoted by any such system, the mean of the closing bid and asked prices on the date in question as furnished by a professional market maker making a market in the Common Stock selected by the Board for the date in question, or if no sales of Common Stock occur on the date in question, on the last preceding date on which there was a sale; or (v) if on any such date no market maker is making a market in the Stock, the price as determined in good faith by the Committee.

2.13    *Option*:  A stock option granted under the Plan.

2.14    *Option Price*:  The purchase price of a share of Common Stock under an Option.

2.15    *Optionee*:  A person who has been granted one or more Options.

2.16    *Grant Share Account*:  See Section 9.4.

2.17    *Outside Director*:  Each member of the Board who is not also an employee of the Company or any Subsidiary (including members of the Committee).

2.18    *Plan*:  The Harley-Davidson, Inc. Director Stock Plan.

2.19    *Separation from Service*:  The date on which an Outside Director ceases service as a director of the Company and all Affiliates, provided that such cessation of service constitutes a separation from service for purposes of Code Section 409A.

2.20    *Share Accounts*.  An Outside Director's Deferral Share Account and/or Grant Share Account.

2.21    *Share Election*:  An election by an Outside Director to receive either 50% or 100% of his or her Annual Retainer Fee in the form of Common Stock (subject to any Deferral Election by an Outside Director), with the receipt of such shares of Common Stock to be in lieu of any cash payment for that portion of his or her Annual Retainer Fee; provided, however, that if, at the time an Annual Retainer Fee is payable, an Outside Director satisfies, through the ownership of Common Stock and/or Share Units credited to his or her Share Accounts, the stock ownership guidelines for directors then in effect that the Board or any committee of the Board has established, then the Outside Director may make a Share Election to receive 0% of such Annual Retainer Fee in the form of Common Stock.

2.22    *Share Unit*:  A hypothetical share of Common Stock.

2.23    *Subsidiary*:  A corporation, limited partnership, general partnership, limited liability company, business trust or other entity of which more than fifty percent (50%) of the voting power or ownership interest is directly and/or indirectly held by the Company.

2.24    *Termination Date*:  The day preceding the tenth anniversary of the date on which the Option is granted.

## ARTICLE 3
## ADMINISTRATION

3.1    *The Committee*:  In addition to the authority specifically granted to the Committee in the Plan, the Committee has full discretionary authority to administer the Plan, including but not limited to the authority to (i) interpret the provisions of the Plan, (ii) prescribe, amend and rescind rules and regulations relating to the Plan, and (iii) make all other determinations necessary or advisable for the administration of the Plan.

3.2    *Actions Final*:  Any decision made, or action taken, by the Committee arising out of or in connection with the interpretation and administration of the Plan shall be final and conclusive.

## ARTICLE 4
## SHARES SUBJECT TO THE PLAN

4.1    The total number of shares of Common Stock available for delivery under the Plan shall be 400,769 as of May 14, 2025. The foregoing amount shall be subject to adjustment in accordance with Article 10. If an Option or portion thereof shall expire, be canceled or terminate for any reason without having been exercised in full, the unpurchased shares covered by such Options shall be available for future grants of Options. Shares of Common Stock to be delivered under the Plan shall be made available from authorized and unissued shares or from issued shares of Common Stock reacquired and held as treasury shares. In no event shall the Company be required to deliver a fractional share of Common Stock under the Plan. Whenever under the terms of the Plan a fractional share of Common Stock would otherwise be required to be delivered, there shall be delivered in lieu thereof one full share of Common Stock. Payments in respect of an Outside Director's Share Accounts that are made in cash shall not reduce the number of shares of Common Stock available for delivery under the Plan.

## ARTICLE 5
## ELIGIBILITY

5.1      Only Outside Directors shall be entitled to participate in the Plan.

## ARTICLE 6
## OPTIONS

6.1      *Option Grants*:  Subject to the terms of the Plan, the Committee will determine whether, and to which Outside Directors, any Options shall be granted under the Plan, and the terms and conditions of such Options.

6.2      *Option Agreements*:  All Options shall be evidenced by written agreements executed by the Company. Such options shall be subject to the applicable provisions of the Plan, and shall contain such provisions as are required by the Plan and any other provisions the Committee may prescribe. All agreements evidencing Options shall specify the total number of shares subject to each grant, the Option Price and the Termination Date.

6.3      *Option Price*:  The Option Price shall be no less than the Fair Market Value of a share of Common Stock on the applicable grant date.

6.4      *Period of Exercise*:  The Committee shall determine the times during which, and the terms and conditions on which, any Options may be exercised.

6.5      *Manner of Exercise and Payment*:  An Option, or portion thereof, shall be exercised by delivery of a written or electronic notice of exercise to the Company and provision (in a manner acceptable to the Committee) for payment of the full price of the shares being purchased pursuant to the Option and any withholding taxes due thereon.

6.6      *Nontransferability of Options*:  Except as may be otherwise provided by the Committee, each Option shall, during the Optionee's lifetime, be exercisable only by the Optionee and neither it nor any right hereunder shall be transferable otherwise than by will or the laws of descent and distribution or be subject to attachment, execution or other similar process. In the event of any attempt by the Optionee to alienate, assign, pledge, hypothecate or otherwise dispose of an Option or of any right hereunder, except as provided for herein, or in the event of any levy or any attachment, execution or similar process upon the rights or interest hereby conferred, the Company may terminate the Option by notice to the Optionee and the Option shall thereupon become null and void.

## ARTICLE 7
## SHARE ELECTION

7.1      *Share Election*:

a.      *Initial Share Election.*  Within 30 days of the date on which an Outside Director first becomes an Outside Director, the Outside Director shall make a Share Election that will specify the portion of the Outside Director's Annual Retainer Fee that is to be paid in shares of Common Stock (subject to any deferral by the Outside Director under Section 7.2) and the portion that is to be paid in cash (subject to any deferral by the Outside Director under the Company's Deferred Compensation Plan for Nonemployee Directors (the "Cash Deferral Plan")). An Outside Director's Share Election (i) must be in writing and delivered to the Treasurer of the Company, (ii) shall be effective with respect to the portion of the Outside Director's Annual Retainer Fee that will be earned on and after the date the Treasurer of the Company receives the Share Election, or as soon thereafter as is administratively practicable, and (iii) shall remain in effect from year-to-year thereafter unless modified or revoked by a subsequent Share Election that becomes effective in accordance with the provisions hereof. If an Outside Director elects (or is deemed to have elected) to receive only 50% of his or her Annual Retainer Fee in the form of shares of Common Stock, then the remaining 50% shall be paid in cash (subject to any deferral by the Outside Director under the Cash Deferral Plan). If an Outside Director who is entitled to do so elects to receive 0% of his or her Annual Retainer Fee in the form of shares of Common Stock, then all of his or her Annual Retainer Fee shall be paid in cash (subject to any deferral by the Outside Director under the Cash Deferral Plan). If an Outside Director has not made a Share Election, the Director will be deemed to have made a Share Election to receive 50% of his or her Annual Retainer Fee in the form of Common Stock.

b.      *Revised Share Election.* Except to the extent that the Company is permitted and elects to give earlier effect to an Outside Director's modification or revocation to his or her Share Election in accordance with regulations promulgated by the Secretary of the Treasury under Code Section 409A, an Outside Director's Share Election, once effective with respect to a calendar year, may not be revoked or modified with respect to the Outside Director's Annual Retainer Fee for that calendar year. An Outside Director may revoke or modify his or her then current Share Election by filing a revised Share Election form, properly completed and signed, with the Treasurer of the Company. However, except to the extent that the Company is permitted and elects to give earlier effect to a Director's revised election in accordance with regulations promulgated by the Secretary of the Treasury under Code Section 409A, the revised Share Election will become effective on January 1 of the calendar year following the calendar year during which the revised Share Election is received by the Treasurer of the Company, or as soon thereafter as is administratively practicable. An Outside Director's revised Share Election, once effective, shall remain in effect until again modified by the Outside Director or otherwise revoked in accordance with the provisions hereof.

7.2     *Transfer of Shares*:  Subject to any Deferral Election by an Outside Director, shares of Common Stock issuable to an Outside Director pursuant to a Share Election shall be transferred to such Outside Director as of the first business day following each annual meeting of the shareholders of the Company, except that, for an Outside Director elected to the Board at a time other than at an annual meeting of the shareholders of the Company, shares of Common Stock issuable to the Outside Director pursuant to a Share Election shall be transferred to such Outside Director as of the first business day following the first meeting of the Board or a committee of the Board that the Outside Director attends. The total number of shares of Common Stock to be so transferred shall be determined by dividing (x) the dollar amount of the Annual Retainer Fee payable to which the Share Election applies, by (y) the Fair Market Value of a share of Common Stock on the day on which the Annual Retainer Fee is payable to the Outside Director and then rounding up the result to the nearest whole share.

## ARTICLE 8
## DEFERRAL ELECTIONS

8.1     *Deferral Election*:  Each Outside Director may make a Deferral Election to defer receiving all, 50% or none of the shares of Common Stock that would otherwise be transferred to such Outside Director pursuant to a Share Election with respect to any Annual Retainer Fees otherwise earned after the effective date of the Deferral Election.

a.     *Initial Deferral Election*.  An Outside Director may make a Deferral Election within 30 days of the date on which an Outside Director first becomes an Outside Director. If an Outside Director has not made a Deferral Election during this period, the Director will be deemed to have made a Deferral Election to defer none of the shares covered by the Director's Share Election. An Outside Director's Deferral Election (i) must be in writing and delivered to the Treasurer of the Company, and (ii) shall remain in effect from year-to-year thereafter unless modified or revoked by a subsequent Deferral Election that becomes effective in accordance with the provisions hereof.

b.     *Revised Deferral Election*.  Except to the extent that the Company is permitted and elects to give earlier effect to an Outside Director's modification or revocation to his or her Deferral Election in accordance with regulations promulgated by the Secretary of the Treasury under Code Section 409A, an Outside Director's Deferral Election, once effective with respect to a calendar year, may not be revoked or modified for that calendar year. An Outside Director may revoke or modify his or her then current Deferral Election by filing a revised Deferral Election form, properly completed and signed, with the Treasurer of the Company. However, except to the extent that the Company is permitted and elects to give earlier effect to a Director's revised election in accordance with regulations promulgated by the Secretary of the Treasury under Code Section 409A, the revised Deferral Election will become effective on January 1 of the calendar year following the calendar year during which the revised Deferral Election is received by the Treasurer of the Company, or as soon thereafter as is administratively practicable. An Outside Director's revised Deferral Election, once effective, shall remain in effect until again modified by the Outside Director or otherwise revoked in accordance with the provisions hereof.

8.2     *Deferral Share Accounts*:  An Outside Director who makes a Deferral Election shall have the number of deferred shares of Common Stock that would otherwise be transferred pursuant to Section 7.2 credited as whole Share Units to a "Deferral Share Account" for the Outside Director, for recordkeeping purposes only.

8.3     *Cash Dividends and Deferral Share Accounts*:  Whenever cash dividends are paid by the Company on outstanding Common Stock, on the payment date therefor there shall be credited to the Outside Director's Deferral Share Account a number of additional whole Share Units equal to (i) the aggregate dividend that would be payable on outstanding shares of Common Stock equal to the number of Share Units credited to such Deferral Share Account on the record date for the dividend, divided by (ii) the Fair Market Value of a share of Common Stock on the last business day immediately preceding the date of payment of the dividend. There shall be no credit of fractional Share Units under this Section 8.3, and to the extent a fractional Share Unit would otherwise result, there shall be a payment to the Outside Director in cash in an amount determined by multiplying the fractional amount by the Fair Market Value of a share of Common Stock on the last business day preceding the date on which payment is made.

8.4     *Distribution of Deferral Share Account*.  Following an Outside Director's Separation from Service for any reason, or following the occurrence of a Change of Control Event, the Company will make (or in the case of installment distributions, commence) payments to the Outside Director (or, in case of the death of the Outside Director, to his or her beneficiary designated in accordance with Section 13.5 or, if no such beneficiary is designated, to his or her estate), as compensation for prior service as a director, in respect of the Outside Director's Deferral Share Account. All payments in respect of the Deferral Share Account shall be made in shares of Common Stock by converting Share Units into Common Stock on a one-for-one basis. However, to the extent shares of Common Stock are not available for delivery under the Plan, the Committee may direct that all or any part of the payments in respect of the Deferral Share Account be made in cash rather than by delivery of Common Stock, in which case the cash payment shall be determined by multiplying the number of Share Units in the Deferral Share Account that are the subject of the cash payment by the Fair Market Value of a share of Common Stock on the last business day preceding the date on which payment is made. Similarly, any distribution payable under the Plan with respect to a fraction of a Share Unit shall be made in cash, with the amount of the cash payment determined by multiplying the fractional Share Unit by the Fair Market Value of a share of Common Stock on the last business day preceding the date on which payment is made.

a.     *Form of Payments*:  At the time that an Outside Director first makes a Deferral Election under the Plan or first makes a deferral election under the Cash Deferral Plan, whichever occurs earlier, the Outside Director shall make a payment election which shall govern distribution of both the Outside Director's Deferral Share Account under the Plan and the Outside Director's Deferred Benefit Account under the Cash Deferral Plan. In such payment election, the Outside Director may elect to have payments made either in (i) a single payment, or (ii) annual installments. Under the installment payment option, the Outside Director may select the number of years over which benefits are to be paid to the Outside Director, up to a maximum of 5 years, except that the number of installments selected may not result in any one installment payment with respect to less than 100 Share Units. The payment option elected shall apply to the Outside Director's entire Deferral Share Account under the Plan and the Outside Director's entire Deferred Benefit Account under the Cash Deferral Plan. The installment payment option does not apply upon the occurrence of a Change of Control Event. An Outside Director who fails to make a payment election with respect to the Outside Director's Deferral Share Account under the Plan and the Outside Director's Deferred Benefit Account under the Cash Deferral Plan shall be deemed to have elected the single payment option. An Outside Director may modify his or her distribution election (or deemed distribution election) only if (i) the revised distribution election is submitted to the Treasurer of the Company at least twelve (12) months prior to the first scheduled payment date under the Outside Director's then-current distribution election and the revised election is not given effect for twelve (12) months after the date on which the revised election is submitted, and (ii) except as permitted under Code Section 409A, payment pursuant to the revised distribution election is deferred for at least five (5) years from the date payment would otherwise have been made under the Outside Director's prior distribution election. For purposes of applying the rules of Code Section 409A, a series of installment payments will be considered a single payment form.

b.     If the Outside Director has elected the single payment option, then the Company will make payment to the Outside Director in respect of the number of Share Units credited to the Outside Director's Deferral Share Account within 30 days after the end of the calendar quarter in which occurs the Outside Director's Separation from Service. In addition, the Company will make payment to the Outside Director in respect of the number of Share Units credited to the Outside Director's Deferral Share Account within 30 days following the occurrence of a Change of Control Event.

8.5     *Installment Payments*:  If the Outside Director has elected the installment payment option, then the first installment will be made within 30 days after the end of the calendar quarter in which occurs the Outside Director's Separation from Service, and each subsequent installment shall be paid in July of each calendar year during the installment period following the calendar year in which the first installment is paid to the Outside Director. The annual installment payment amount for any calendar year shall be initially determined by dividing the number of Share Units credited to the Outside Director's Deferral Share Account as of January 1 of the year for which the payment is being made and for which such an election is in effect by the number of installment payments remaining to be made, and then rounding the quotient obtained to the next lowest whole number; provided that the final installment shall be the entire remaining undistributed balance.

8.6     *Hardship Payments*: The Committee may, in its sole discretion, upon the finding that an Outside Director has suffered an "unforeseeable emergency", pay to the Outside Director part or all of his or her Deferral Share Account, as needed to meet the Outside Director's need. An "unforeseeable emergency" means a severe financial hardship to the Outside Director resulting from an illness or accident of the Outside Director, the Outside Director's spouse, or the Outside Director's dependent (as defined in Code Section 152(a) without regard to Code Sections 152(b)(1), (b)(2) and (d)(1)(B)), loss of the Outside Director's property due to casualty, or other similar extraordinary and unforeseeable circumstances arising as a result of events beyond the control of the Outside Director. The amount authorized by the Committee for distribution with respect to an emergency may not exceed the amounts necessary to satisfy the emergency plus amounts necessary to pay taxes reasonably anticipated as a result of the distribution, after taking into account the extent to which such hardship is or may be relieved through reimbursement or compensation by insurance or otherwise or by liquidation of the Outside Director's assets, to the extent that liquidation of such assets would not itself cause severe financial hardship.

## ARTICLE 9
## SHARE UNIT GRANTS

9.1     *Share Unit Grants.*  Each Outside Director shall automatically be granted Share Units under the Plan in the manner set forth in this Article 9. All grants of Share Units pursuant to this Article 9 shall immediately vest in full on the date of grant.

9.2     *Annual Share Unit Grants to Outside Directors.*  Each Outside Director shall, as of the first business day following each annual meeting, receive a grant of such number of whole Share Units as the Board shall determine at the meeting of the Board coinciding with such annual meeting.

9.3     *Grant of Share Units to Newly-Elected Outside Directors.*  Any person who is first elected as an Outside Director at a time other than at an annual meeting of the shareholders of the Company shall automatically be granted, as of the first business day following the first meeting of the Board or a committee of the Board that the Outside Director attends, a number of whole Share Units equal to the number of Share Units last granted to each of the Outside Directors pursuant to Section 9.2.

9.4     *Grant Share Accounts*:  An Outside Director who receives a grant of Share Units pursuant to Section 9.2 or Section 9.3 shall have the number of Share Units granted to such Outside Director credited to a "Grant Share Account" established for the Outside Director, for recordkeeping purposes only. An Outside Director's Grant Share Account shall include separate subaccounts, for recordkeeping purposes only, to reflect (a) the portion of the Outside Director's Grant Share Account that is attributable to Share Grants made prior to January 1, 2015, together with any additional Share Units credited pursuant to Section 9.5 with respect to such Share Grants (the "Pre-2015 Grant Share Account"), and (b) the portion of the Outside Director's Grant Share Account that is attributable to Share Grants made after December 31, 2014, together with any additional Share Units credited pursuant to Section 9.5 with respect to such Share Units (the "Post-2014 Grant Share Account"). As needed for the administration of this Article 9, the Post-2014 Grant Share Account may include separate balances to reflect the portion of the account that is attributable to Share Units granted in any calendar year and the earnings on such Share Units.

9.5     *Cash Dividends and Grant Share Accounts*:  Whenever cash dividends are paid by the Company on outstanding Common Stock, on the payment date therefor there shall be credited to the Outside Director's Grant Share Account a number of additional whole Share Units equal to (i) the aggregate dividend that would be payable on outstanding shares of Common Stock equal to the number of Share Units credited to such Grant Share Account on the record date for the dividend, divided by (ii) the Fair Market Value of a share of Common Stock on the last business day immediately preceding the date of payment of the dividend. There shall be no credit of fractional Share Units under this Section 9.5, and to the extent a fractional Share Unit would otherwise result, there shall be a payment to the Outside Director in cash in an amount determined by multiplying the fractional amount by the Fair Market Value of a share of Common Stock on the last business day preceding the date of the dividend.

9.6     *Payments*:

a.      *Pre-2015 Grant Share Account.*  Within 30 days following an Outside Director's Separation from Service for any reason, or within 30 days following the occurrence of a Change of Control Event, the Company will make a payment to the Outside Director (or, in case of the death of the Outside Director, to his or her beneficiary designated in accordance with Section 13.5 or, if no such beneficiary is designated, to his or her estate), as compensation for prior service as a director, in respect of the Outside Director's Pre-2015 Grant Share Account. All payments in respect of an Outside Director's Pre-2015 Grant Share Account shall be made in a single sum in shares of Common Stock by converting Share Units into Common Stock on a one-for-one basis. However, to the extent shares of Common Stock are not available for delivery under the Plan, the Committee may direct that all or any part of the payments in respect of a Pre-2015 Grant Share Account be made in cash rather than by delivery of Common Stock, in which case the cash payment shall be determined by multiplying the number of Share Units in the Pre-2015 Grant Share Account that are the subject of the cash payment by the Fair Market Value of a share of Common Stock on the last business day preceding the date on which payment is made. Similarly, any distribution payable under the Plan with respect to a fraction of a Share Unit shall be made in cash, with the amount of the cash payment determined by multiplying the fractional Share Unit by the Fair Market Value of a share of Common Stock on the last business day preceding the date on which payment is made.

b.      *Post-2014 Grant Share Account.*  Subject to the terms of any election that the Outside Director has in effect pursuant to Section 9.7, upon the first anniversary of the grant date of any Share Units credited to the Outside Director's Post-2014 Grant Share Account pursuant to Sections 9.2 or 9.3, the Company will make a payment to the Outside Director (or, in case of the death of the Outside Director, to his or her beneficiary designated in accordance with Section 13.5 or, if no such beneficiary is designated, to his or her estate), as compensation for prior service as a director, in respect of such Share Units (and any associated Share Units that are credited pursuant to Section 9.5 as a dividend credit with respect to such Share Units); provided that within 30 days following the occurrence of a Change in Control Event, the Company will make payment in respect to all Share Units credited to the Post-2014 Grant Share Account.  All payments in respect of an Outside Director's Post-2014 Grant Share Account shall be made in a single sum in shares of Common Stock by converting Share Units into Common Stock on a one-for-one basis.  However, to the extent shares of Common Stock are not available for delivery under the Plan, the Committee may direct that all or any part of the payments in respect of the Post-2014 Grant Share Account be made in cash rather than by delivery of Common Stock, in which case the cash payment shall be determined by multiplying the number of Share Units in the Post-2014 Grant Share Account that are the subject of the cash payment by the Fair Market Value of a share of Common Stock on the last business day preceding the date on which payment is made. Similarly, any distribution payable under the Plan with respect to a fraction of a Share Unit shall be made in cash, with the amount of the cash payment determined by multiplying the fractional Share Unit by the Fair Market Value of a share of Common Stock on the last business day preceding the date on which payment is made.

9.7     *Deferral of Common Stock Delivery*.  Each Outside Director may elect to defer receipt of all, 50% or none of the shares of Common Stock that, in the absence of the deferral, would be transferred to such Outside Director pursuant to Section 9.6 in respect of the Outside Director's Post-2014 Grant Share Account. Such election with respect to the Share Units granted in any calendar year (and any associated Share Units that are credited pursuant to Section 9.5 as a dividend credit with respect to such Share Units) must be in electronic or written form and be delivered to the Treasurer of the Company (or his delegate) no later than December 31 of the year preceding the year in which the Share Units are granted, or within such other time period as permitted under Code Section 409A. If the Outside Director, for the year in which the Share Units are granted, has in effect a payment election under Section 8.4, payment with respect to any Share Units deferred under this Section 9.7 with respect to such calendar year will be governed by the Outside Director's payment election under Section 8.4. If the Outside Director, for the year in which the Share Units are granted, does not have in effect a payment election under Section 8.4, the Outside Director may make a payment election, in accordance with the rules described in Section 8.4, which will be applicable to the Share Units deferred under this Section 9.7 with respect to such calendar year. An Outside Director who fails to make (and does not otherwise have in effect) a payment election under Section 8.4 with respect to any portion of the Outside Director's Post-2014 Grant Share Account that has been deferred pursuant to this Section 9.7 shall be deemed to have elected, with respect to such portion, the single payment option with payment to be made within 30 days following the Outside Director's Separation from Service for any reason or within 30 days following the occurrence of a Change of Control Event.

## ARTICLE 10
## ADJUSTMENTS

10.1     If (a) the Company shall at any time be involved in a merger or other transaction in which the Common Stock is changed or exchanged; or (b) the Company shall subdivide or combine its Common Stock or the Company shall declare a dividend payable in its Common Stock, other securities (other than any stock purchase rights associated with the Common Stock that the Company might authorize and issue in the future) or other property; or (c) the Company shall effect a cash dividend the amount of which exceeds 15% of the trading price of the Common Stock at the time the dividend is declared or any other dividend or other distribution on the Common Stock in the form of cash, or a repurchase of Common Stock, that the Board determines by resolution is special or extraordinary in nature or that is in connection with a transaction that the Company characterizes publicly as a recapitalization or reorganization involving the Common Stock; or (d) any other event shall occur which, in the case of this clause (d), in the judgment of the Committee necessitates an adjustment to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the Plan, then the Committee shall, in such manner as it may deem equitable, adjust any or all of (i) the number and type of securities subject to the Plan; (ii) the number and type of securities subject to outstanding Options; (iii) the Option Price with respect to any Option; and (iv) the number of Share Units credited to each Outside Director's Share Accounts; provided, however, that Options subject to grant or previously granted to Optionees and the number of Share Units credited to each Outside Director's Share Accounts under the Plan at the time of any such event shall be subject to only such adjustment as shall be necessary to maintain the proportionate interest of the Optionee or Outside Director and preserve, without exceeding, the value of such Options and Outside Director's Share Accounts.  Unless the Committee determines otherwise, any such adjustment to an Option that is exempt from Code Section 409A shall be made in manner that permits the Option to continue to be so exempt, and any adjustment to an Option that is subject to Code Section 409A shall be made in a manner that complies with the provisions thereof. No fractional shares of Common Stock or Share Units shall result from adjustments made under this Article, and to the extent a fractional share or Share Unit would otherwise result, the Committee shall determine in its discretion whether to round to a whole share or Share Unit or whether to pay cash in lieu of such fractional share or Share Unit. The Committee also may determine, in its discretion, at any time, to eliminate fractional shares of Common Stock or Share Units subject to this Plan by rounding such shares or Share Units up to the nearest whole share or whole Share Unit, as applicable. The judgment of the Committee with respect to any matter referred to in this Article shall be conclusive and binding upon each Optionee and Outside Director.

## ARTICLE 11
## AMENDMENT AND TERMINATION PLAN

11.1     *General Powers*:  The Human Resources Committee of the Board of Directors may at any time terminate or suspend the Plan. Subject to applicable limitations set forth in New York Stock Exchange rules, the Code or Rule 16b-3 under the Securities Exchange Act of 1934, the Human Resources Committee of the Board of Directors may amend the Plan as it shall deem advisable including (without limiting the generality of the foregoing) any amendments deemed by the Human Resources Committee of the Board of Directors to be necessary or advisable to assure conformity of the Plan with any requirements of state and federal laws or regulations now or hereafter in effect. In addition, no amendment shall be made to any Option to reduce the Option Price thereof except as permitted by Section 10.1, and any amendment or other action that is required, under applicable law or under applicable stock exchange rules, to be adopted by the Board of Directors shall be valid only if it is adopted by the full Board of Directors rather than by the Human Resources Committee of the Board of Directors.

11.2     *No Impairment*:  No amendment, suspension or termination of the Plan shall, without the Outside Director's consent, alter or impair any of the rights or obligations under any Option theretofore granted to an Outside Director under the Plan or other entitlement of an Outside Director under the Plan. But, the Committee need not obtain Outside Director (or other interested party) consent for the adoption, amendment or rescission of rules and regulations relating to the Plan that do not materially and adversely affect the Outside Director in respect of any Option or other entitlement of an Outside Director under the Plan then outstanding.

11.3    *Section 409A*:  The provisions of Code Section 409A are incorporated herein by reference to the extent necessary for any Option or other entitlement of an Outside Director under the Plan that is subject to Code Section 409A to comply therewith.

11.4    *Distribution of Benefits Following Plan Termination*.  Termination of the Plan will operate to accelerate distribution of benefits only to the extent permitted under Code Section 409A, including:

a.       The Plan is terminated within twelve (12) months of a corporate dissolution taxed under Code Section 331, or with the approval of a bankruptcy court pursuant to 11 U.S.C. §503(b)(1)(A), and the amounts accrued under the Plan but not yet paid are distributed to Outside Directors or their beneficiaries, as applicable, in a single sum payment, regardless of any distribution election then in effect, by the latest of: (1) the last day of the calendar year in which the Plan termination and liquidation occurs, (2) the last day of the calendar year in which the amount is no longer subject to a substantial risk of forfeiture, or (3) the last day of the first calendar year in which payment is administratively practicable.

b.       The Plan is terminated at any other time, provided that such termination does not occur proximate to a downturn in the financial health of the Company or an Affiliate. In such event, all amounts accrued under the Plan but not yet paid will be distributed to all Outside Directors and their beneficiaries, as applicable, in a single sum payment no earlier than twelve (12) months (and no later than twenty-four (24) months) after the date of termination, regardless of any distribution election then in effect. This provision shall not be effective unless all other plans required to be aggregated with the Plan under Code Section 409A are also terminated and liquidated. Notwithstanding the foregoing, any payment that would otherwise be paid during the twelve (12)-month period beginning on the Plan termination date pursuant to the terms of the Plan shall be paid in accordance with such terms. In addition, the Company or any Affiliate shall be prohibited from adopting a similar arrangement within three (3) years following the date of the Plan's termination, unless any individual who was eligible under the Plan is excluded from participating thereunder for such three (3) year period.

Except as provided in Paragraphs a. and b. above or as otherwise permitted in regulations promulgated by the Secretary of the Treasury under Code Section 409A, any action that terminates the Plan but that does not qualify for accelerated distribution under Code Section 409A shall instead be construed as an amendment to discontinue further benefit accruals, but the Plan will continue to operate, in accordance with its terms as from time to time amended and in accordance with applicable elections by the Outside Director, with respect to the Outside Director's benefit accrued through the date of termination, and in no event shall any such action purporting to terminate the Plan form the basis for accelerating distributions to the Outside Director or a beneficiary.

## ARTICLE 12
## GOVERNMENT AND OTHER REGULATIONS

12.1    The obligation of the Company to make payments or issue or transfer and deliver shares of Common Stock under the Plan shall be subject to all applicable laws, regulations, rules, orders and approvals which shall then be in effect and required by governmental entities and the stock exchanges on which Common Stock is traded.

## ARTICLE 13
## MISCELLANEOUS PROVISIONS

13.1    *Plan Does Not Confer Shareholder Rights*:  Neither an Outside Director nor any person entitled to exercise the Outside Director's rights in the event of the Outside Director's death shall have any rights of a shareholder with respect to the shares subject to an Option, Share Election or any Share Units held in the Outside Director's Share Accounts, except to the extent that, and until, such shares shall have been issued upon the exercise of each Option, transfer of shares pursuant to a Share Election or the delivery of shares in respect of the Outside Director's Share Accounts.

13.2    *No Assets*:  No stock, cash or other property shall be deliverable to an Outside Director in respect of the Outside Director's Share Accounts until the date or dates identified pursuant to Article 8 or Article 9, and an Outside Director's Share Units shall be reflected in an unfunded account established for such Outside Director by the Company. Payment of the Company's obligation with respect to an Outside Director's Share Accounts shall be from general funds, and no special assets (stock, cash or otherwise) have been or shall be set aside as security for this obligation.

13.3    *No Transfers*:  An Outside Director's rights to payments under Article 8 and/or Article 9 are not subject in any manner to anticipation, alienation, sale, transfer, assignment, pledge, encumbrance, or garnishment by an Outside Director's creditors or the creditors of his or her beneficiaries, whether by operation of law or otherwise, and any attempted sale, transfer, assignment, pledge, or encumbrance with respect to such payment shall be null and void, and shall be without legal effect and shall not be recognized by the Company.

13.4    *Unsecured Creditor; No Trust Fund*:  The right of an Outside Director to receive payments under Article 8 and/or Article 9 is that of a general, unsecured creditor of the Company, and the obligation of the Company to make payments constitutes a mere promise by the Company to pay such benefits in the future.  Further, the arrangements contemplated by Article 8 and Article 9 are intended to be unfunded for tax purposes and for purposes of Title I of ERISA.

13.5    *Designation of Beneficiary*:  Each Outside Director or former Outside Director entitled to any payments under Article 8 and/or Article 9 from time to time may designate a beneficiary or beneficiaries to whom any such payments are to be paid in case of the Outside Director's death before receipt of any or all of such payments. Any designation shall revoke all prior designations by the Outside Director or former Outside Director, shall be in a form prescribed by the Company and shall be effective only when filed by the Outside Director or former Outside Director, during his or her lifetime, in writing with the Treasurer of the Company. References in the Plan to an Outside Director's "beneficiary" at any date shall include such persons designated as concurrent beneficiaries on the director's beneficiary designation form then in effect. In the absence of any such designation, any balance remaining in an Outside Director's or former Outside Director's Share Accounts at the time of the director's death shall be paid to such Outside Director's estate.

13.6    *Plan Expenses*:  Any expenses of administering the Plan shall be borne by the Company.

13.7    *Use of Exercise Proceeds*:  Payment received from Optionees upon the exercise of Options shall be used for the general corporate purposes of the Company, except that any stock received in payment may be retired, or retained in the Company's treasury and reissued.

13.8    *Indemnification*:  In addition to such other rights of indemnification as they may have as members of the Board or the Committee, the members of the Committee and the Board shall be indemnified by the Company against all costs and expenses reasonably incurred by them in connection with any action, suit or proceeding to which they or any of them may be party by reason of any action taken or failure to act in connection with the adoption, administration, amendment or termination of the Plan, and against all amounts paid by them in settlement thereof (provided such settlement is approved by independent legal counsel selected by the Company) or paid by them in satisfaction of a judgment in any such action, suit or proceeding, except a judgment based upon a finding of bad faith; provided that upon the institution of any such action, suit or proceeding a Committee or Board member shall, in writing, give the Company notice thereof and an opportunity, at its own expense, to handle and defend the same before such Committee or Board member undertakes to handle and defend it on such member's own behalf. To the extent that Code Section 409A applies to payments made pursuant to this Section, the payments shall be completed on or before the latest date permitted for payments made pursuant to an indemnification or expense reimbursement provision.

13.9    *Withholding Taxes*:  The Company may, in its discretion, require an Outside Director to pay to the Company at the time of exercise of an Option or issuance of Common Stock under the Plan the amount that the Company deems necessary to satisfy its obligation, if any, to withhold Federal, state or local income, FICA or other taxes incurred by the reason of the exercise or issuance. An Outside Director shall satisfy the federal, state and local withholding tax obligations arising in connection with the exercise of an Option or issuance of Common Stock under the Plan in a manner acceptable to the Committee.

13.10    *No Guarantee Of Tax Treatment*:  The Company does not guarantee to any Outside Director or any other person with an interest in an Option or other entitlement of an Outside Director under the Plan that any such Option or other entitlement intended to be exempt from Code Section 409A shall be so exempt, or that any Option or other entitlement intended to comply with Code Section 409A shall so comply, and nothing in the Plan obligates the Company or any affiliate to indemnify, defend or hold harmless any individual with respect to the tax consequences of any such failure.

13.11    Miscellaneous Distribution Rules.

a.    *Accelerated Distribution Following Section 409A Failure.* If an amount under the Plan is required to be included in a Participant's income under Code Section 409A prior to the date such amount is actually distributed, the Outside Director shall receive a distribution, in a single sum, within ninety (90) days after the date it is finally determined that the Plan fails to meet the requirements of Code Section 409A. The distribution shall equal the amount required to be included in the Outside Director's income as a result of such failure.

b.    *Permitted Delay in Payment*.  If a distribution required under the terms of the Plan would jeopardize the ability of the Company or of an Affiliate to continue as a going concern, the Company or the Affiliate shall not be required to make such distribution. Rather, the distribution shall be delayed until the first date that making the distribution does not jeopardize the ability of the Company or of an Affiliate to continue as a going concern. Further, if any distribution pursuant to the Plan will violate the terms of Section 16(b) of the Securities Exchange Act of 1934 or other Federal securities laws, or any other applicable law, then the distribution shall be delayed until the earliest date on which making the distribution will not violate such law.

13.12    *Outside Director Limitations.* Each Outside Director is eligible to receive grants of Options, Share Units, an Annual Retainer Fee and/or other cash compensation (in the case of cash compensation, whether under this Plan or otherwise) for his or her service on the Board with an aggregate value up to (but not exceeding) $1 million per Outside Director in any fiscal year of the Company. For purposes of this limitation, any grants of or relating to shares of Common Stock shall be valued using the grant date fair value computed in accordance with generally accepted accounting principles.

## ARTICLE 14
## EFFECTIVE DATE

14.1    The Plan became effective on May 2, 1998 and was amended or amended and restated on May 3, 2003, April 29, 2006, January 1, 2009, April 24, 2010, December 1, 2014, May 10, 2018, August 31, 2021, and May 19, 2023. The Plan, as amended and restated herein, shall become effective as of May 14, 2025, subject to approval of the Plan as amended and restated by the Company's shareholders as of such date, with respect to grants made, dividend equivalents credited, and other actions taken pursuant to the Plan on or after such date.

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